Execution Version
PURCHASE AND SALE AGREEMENT
BY AND AMONG
EMEP ACQUISITIONS, LLC,
AND
VR4-ELM, LP,
AS SELLERS,
AND
MORNINGSTAR OPERATING LLC,
AS PURCHASER
Executed on June 25, 2024

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Section 2.4..... Intended Tax Treatment; Allocation of Purchase Price for Tax

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APPENDIX, EXHIBITS, AND SCHEDULES

Appendix A	Definitions

Exhibit A-1	Leases
Exhibit A-2	Mineral Interests
Exhibit B	Wells and Properties
Exhibit C	Excluded Assets
Exhibit D	Surplus Inventory Adjustment
Exhibit E	Development Program Wells
Exhibit F-1	Form of Conveyance
Exhibit F-2	Form of Field Office Surface Deed
Exhibit F-3	Assignment and Assumption Agreement
Exhibit G	Persons with Knowledge
Exhibit H	Form of Registration Rights Agreement
Exhibit SA	Sale Area

Schedule AV	Allocated Value
Schedule PE	Other Permitted Encumbrances
Schedule 1.2(g)	Field Office Assets
Schedule 1.2(i)	Vehicle Assets
Schedule 5.7	Litigation
Schedule 5.8	Taxes
Schedule 5.9	Outstanding Capital Commitments
Schedule 5.10	Compliance With Laws
Schedule 5.11(a)	Defaults
Schedule 5.11(b)	Certain Contracts
Schedule 5.12	Payments For Production
Schedule 5.13	Imbalances
Schedule 5.14	Consents and Preferential Purchase Rights
Schedule 5.18	Plugged and Abandoned Wells
Schedule 5.19	Environmental Matters
Schedule 5.20	Asset Bonds
Schedule 5.21	Non-Consent Operations; Payout Balances
Schedule 5.22	Suspended Proceeds
Schedule 5.23(b)	Lease Matters
Schedule 5.25	Governmental Authorizations
Schedule 5.27(c)	Employee Benefits Matters
Schedule 7.5	Operation of Business
Schedule 7.13	Offered Employees
Schedule 9.4(d)	Sellers’ Wiring Instructions

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PURCHASE AND SALE AGREEMENT
This Purchase and Sale Agreement (this “Agreement”), is executed on June 25, 2024 (the “Execution Date”), by and among EMEP Acquisitions, LLC, a Delaware limited liability company (“EMEP”) and VR4-ELM, LP, a Texas limited partnership (“Vendera” and together with EMEP, “Sellers”, and each individually, a “Seller”), and MorningStar Operating LLC, a Delaware limited liability company (“Morning Star” or the “Purchaser”), and solely for the limited purposes of causing the issuance of the Stock Consideration, Section 2.4, Article 6, Section 7.16 and Section 7.17, TXO Partners, L.P., a Delaware limited partnership (“TXO”, and together with Morning Star, the “Purchaser Parties”), and, solely for the limited purposes of Section 7.14, Eagle Mountain Energy Partners, LLC, a Delaware limited liability company (“EMEP Parent”), and EMEP Operating, LLC, a Delaware limited liability company (“Operator”). Purchaser and Sellers may individually be referred to herein as a “Party”, and collectively as the “Parties”.
RECITALS
WHEREAS, Sellers desire to sell to Purchaser and Purchaser desires to purchase from Sellers the Assets, in the manner and upon the terms and conditions hereafter set forth.
NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:
Article 1
PURCHASE AND SALE
Section 1.1Purchase and Sale. At the Closing, and upon the terms and subject to the conditions of this Agreement, Sellers agree to sell, assign and convey the Assets (as hereinafter defined) to Purchaser and Purchaser agrees to purchase, accept and pay Sellers for the Assets. Capitalized terms used herein shall have the meanings ascribed to them in this Agreement as such terms are identified and/or defined in Appendix A hereof.
Section 1.2Assets. As used herein, the term “Assets” means, subject to the terms and conditions of this Agreement, all of Sellers’ (and each of their respective Affiliate’s) right, title, interest, estate and obligations, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to the following, excluding, however, the Excluded Assets:
(a)all of the oil and gas leases, and oil, gas and/or mineral leases described on Exhibit A-1, or otherwise located within the Sale Area (whether or not described on Exhibit A-1), in each case whether producing or nonproducing, together with all top leases, amendments, renewals, extensions or ratifications thereof and the leasehold estates covered thereby, subject to such depth limitations and other restrictions and limitations set forth on Exhibit A-1 or in the instruments that constitute (or are assignments or conveyances in the chain of title to) the foregoing leases, properties and interests (collectively, the “Leases”), together with, subject to such limitations and restrictions, each and every leasehold or similar Hydrocarbon interest that Sellers have in and to the Leases, including but not limited to all working interests, overriding royalty interests, net profits interests, production payments, and other similar interests in the Leases, and the lands covered by the Leases or the lands pooled, unitized, communitized or
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consolidated therewith (such lands covered by the Leases or Mineral Interests, or pooled, unitized, communitized or consolidated therewith being herein referred to as the “Lands”);
(b)all fee mineral interests, including royalty interests reserved in the granting of any oil, gas and/or mineral lease, described on Exhibit A-2, or otherwise located within the Sale Area, together with the mineral and royalty estates covered thereby, subject to such depth limitations and other restrictions and limitations set forth on Exhibit A-2 or in the instruments that constitute (or are assignments or conveyances in the chain of title to) the foregoing interests (collectively, the “Mineral Interests”);
(c)all of the oil, gas, condensate, water, CO2, disposal, injection or other wells located on, or producing from the Lands, the Leases, the Mineral Interests, or the Units, or otherwise located within the Sale Area, whether producing, shut-in, plugged or abandoned, including the wells listed on Exhibit B (collectively, the “Wells”) and any and all overriding royalty interests, net profits interests, production payments, and other similar interests in the Wells;
(d)any pools, units or communitized acreage which may include any portion of the Lands or all or a part of any Leases, Mineral Interests, or any Wells (the “Units”, such Units together with the Leases, Lands, Mineral Interests, and Wells, being hereinafter referred to collectively as the “Properties” and individually as a “Property”), and all tenements, hereditaments and appurtenances belonging to the Properties;
(e)all contracts, agreements and instruments by which the Properties are bound, or to which the Properties are subject, or that relate to the ownership or operation of the Properties or the production, transportation or processing of Hydrocarbons produced from the Properties, but in each case only to the extent applicable to the Properties and not the Excluded Assets, including operating agreements, unitization, pooling and communitization agreements, declarations and orders, pre-pooling agreements, joint venture agreements, farmin and farmout agreements, marketing agreements, water rights agreements, exploration agreements, area of mutual interest agreements, participation agreements, exchange agreements, disposal agreements, gathering agreements, transportation agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements (hereinafter collectively referred to as the “Contracts”); provided, that the defined term “Contracts” does not include (i) any master service agreements, and (ii) the instruments constituting the Leases, Mineral Interests and Surface Rights and assignments and conveyances in the chain of title thereto (other than contractual covenants in such assignments or conveyances);
(f)all surface fee property and interests, easements, permits, licenses, servitudes, rights-of-way, surface leases, surface use agreements and other surface rights and Governmental Authorizations appurtenant to, or to the extent used or held for use primarily in connection with, the Properties or the ownership or operation of the Properties or the production, treatment, storage, disposal, transportation or processing of Hydrocarbons or other substances produced thereon or therefrom or disposal of water from the Properties, but in each case only to the extent applicable to the Properties and not the Excluded Assets (hereinafter collectively referred to as the “Surface Rights”);
(g)(i) the field offices identified on Schedule 1.2(g) (the “Owned Field Office”), and (ii) that certain Field Office Lease, and in each case of clauses (i) and (ii), together with all

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furniture, fixtures, movable computers and servers (including hardware, peripherals and software), copy machines, televisions, hardware, equipment, and related Seller-owned personal effects that, in each case, are located on the premises thereof as of the Effective Time (collectively, the “Field Office Assets”);
(h)all equipment, machinery, fixtures and other tangible personal or mixed property and improvements, whether owned or leased, that are located on or appurtenant to the Properties to the extent used or held for use in connection with the ownership or operation of the Properties or the production, treatment, storage, disposal, transportation or processing of Hydrocarbons or other substances produced thereon or therefrom or disposal of water from the Properties, including any wells, wellhead equipment, pumps, pumping units, Hydrocarbon measurement facilities, disposal facilities, piping, pads, injection facilities, SCADA equipment and transmitters, telecommunications equipment, trailers, rolling stock, tanks, boilers, buildings, fixtures, injection facilities, saltwater disposal facilities, compression facilities, pumping units and engines, flow lines, pipelines, gathering systems, gas and oil treating facilities, machinery, power lines, telephone and telegraph lines, roads, and other appurtenances, improvements, materials and facilities (the “Equipment”);
(i)all vehicles, trailers and similar rolling stock set forth on Schedule 1.2(i), together with the leases and Contracts related thereto and further described on Schedule 1.2(i) (the “Vehicle Assets”);
(j)all Hydrocarbons produced from or attributable to the Assets from and after the Effective Time, and all inventories of Hydrocarbons produced from or attributable to the Assets that are in storage at the Effective Time, but, other than Tank Bottoms, only to the extent that Sellers receive an upward adjustment to the Purchase Price pursuant to Section 2.2(g) in respect of such Hydrocarbons in storage at the Effective Time;
(k)to the extent assignable, all (i) inchoate liens and security interests in favor of Sellers under Contracts or derived at Law (insofar as transferable) with respect to Operator’s operation of the Operated Assets and (ii) rights, claims and causes of action arising under Contracts or at Law (excluding under or pursuant to insurance policies or bonds in favor of Sellers or any of their Affiliates, or against any of their Affiliates, but subject to Section 3.6), including warranty and indemnity claims, but in each case of clause (i) or (ii), solely to the extent the foregoing by their express terms or by Law offset an Assumed Seller Obligation (and not, for avoidance of doubt, a Seller Indemnity Obligation) after the Effective Time;
(l)all Imbalances;
(m)all audit rights, and rights to reimbursement with respect to, all costs and revenues associated with joint interest audits and other audits of Property Costs to the extent related or attributable to the Assumed Seller Obligations or to periods from and after the Effective Time;
(n)all trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable and other receivables to the extent arising from proceeds earned from the Assets allocated to Purchaser under Section 1.4(b) for any period from and after the Effective Time;
(o)to the extent assignable or re-issuable into Purchaser’s name (which reissuance will be at Purchaser’s sole cost and expense), all Governmental Authorizations and filings with

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any Governmental Body, in each case, used or held for use in the ownership or operation of the Assets;
(p)all geophysical, seismic and related technical data, samples, studies and analyses (in each case) that (i) are transferable without payment of a fee or other penalty to any Third Party under any Contract (unless Purchaser has separately agreed in writing to pay such fee or other penalty), and (ii) relate to or cover any of the Properties; and
(q)originals and electronic copies, to the extent available, of all files, records, information and data to the extent relating to the Assets, including all Lease files; Land files; Well files; Contract and Surface Right files; gas processing files; machinery and equipment maintenance files; production data; any and all data, records, files and other information relating to methane emissions from the Assets required for reporting, calculating and filing WECs (collectively, the “Emissions Records”); quality control records; customer purchasing histories; price lists; division order files; abstracts; title opinions; land surveys; non-confidential logs; maps; engineering data and reports; Tax records (other than those related solely to the Excluded Assets); Asset Accounting Records; and all similar books, records, data and files, but excluding in all cases the Excluded Records (collectively, and subject to such exclusion, the “Records”);
provided that, to the extent that Properties are retained as Excluded Assets contemplated by Section 1.3(n) and any of the foregoing are used or relate to both the Assets and such excluded Properties, such as, by way of example but not limitation, ingress and egress rights and road and pipeline easements, and Contracts, such assets or rights shall be jointly owned by Sellers, as part of the Excluded Assets, and by Purchaser, as part of the Assets, and each Party shall reasonably accommodate the other Party’s use, maintenance and operations upon the surface and subsurface of the lands covered by the Leases and the Surface Rights.
Section 1.3Excluded Assets. Notwithstanding the foregoing, the Assets shall not include, and Sellers except, reserve, retain and exclude from the purchase and sale contemplated hereby (collectively, the “Excluded Assets”):
(a)the items expressly identified as “Excluded Assets” on Exhibit C;
(b)all claims for refunds of, credits attributable to, loss carry forwards with respect to, or similar Tax assets relating to Sellers Taxes (determined without regard to the parenthetical in subpart (a) of the definition of “Sellers Taxes”);
(c)all rights to any refund (whether by payment, rebate, credit, offset or otherwise) of costs and expenses not included in Section 1.3(b) and that are paid or economically borne by Sellers, their Affiliates or any of their predecessors in interest and/or title, except for refunds to the extent such amounts arise from or by their terms cover Assumed Seller Obligations (and not, for avoidance of doubt, a Seller Indemnity Obligation) or refunds belonging to Purchaser under Section 1.4(b);
(d)subject to Section 3.6, all rights, remedies, claims, indemnities, warranties, guaranties, and causes of action (including insurance claims, whether or not asserted, under policies of insurance or claims to the proceeds of insurance, and further including rights under bonds and similar instruments (including Asset Bonds)) that may be asserted against a Third Party, but only to the extent attributable to (or by their terms cover) Seller Indemnity Obligations

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or costs, defects or items for which Purchaser receives a downward adjustment to the Purchase Price or other remedy hereunder;
(e)all rights of Sellers under Contracts attributable to periods before the Effective Time insofar as such rights relate to or by their terms cover Seller Indemnity Obligations or other liabilities of Sellers retained under this Agreement;
(f)rights to initiate, conduct and participate in joint interest audits or other audits of Property Costs incurred before the Effective Time, and to receive costs and revenues in connection with such audits, but in each case only to the extent, and for the time period, Sellers are responsible for such Property Costs under this Agreement;
(g)Sellers’ area-wide Asset Bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of Sellers’ business generally;
(h)all trade credits, account receivables, note receivables, take-or-pay amounts receivable, and other receivables, and all other accounts, instruments and general intangibles (as such terms are defined in the Texas Uniform Commercial Code as in effect as of the Execution Date), in each case attributable to the Assets with respect to any period of time prior to the Effective Time (excluding Hydrocarbon inventories subject to Section 1.2(j) for which Sellers receive an upward adjustment to the Purchase Price and any other receivables for which the Purchase Price is adjusted upwards pursuant to Section 2.2), as determined in accordance with GAAP;
(i)all of Sellers’ radio licenses, bandwidth and spectrum rights and licenses, proprietary computer software, trademarks, patents, trade names, trade secrets, copyrights, logos and similar intellectual property, except for embedded SCADA or remote software installed in the Equipment;
(j)Asset Bonds retained by Sellers pursuant to Section 12.5;
(k)except for the Field Office Assets, all offices and all office leases, and computers and servers (including hardware, peripherals and software), copy machines, televisions, communication devices and equipment, office supplies, furniture, hardware, fixtures, equipment, related personal effects and cellular phones located in such offices, or otherwise located off the Properties or only temporarily located on the Properties;
(l)any payments made by co-working interest owners which are received by or credited to any Seller or its Affiliates under any applicable joint operating agreement or other operating arrangement and are attributable to periods prior to the Effective Time;
(m)all Hedges and similar financial derivatives, including rights relating thereto;
(n)Assets retained by Sellers or excluded from the Assets at Closing pursuant to Section 3.4(d)(ii), 3.5, 4.4(a)(ii) or 7.7, subject to, and unless and until conveyed to Purchaser under, the terms of such Sections;
(o)the Excluded Records;
(p)any Employee Plans; and

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(q)any contracts or agreements exclusively between Sellers, or exclusively between any Seller or its Affiliate and any Affiliate of any Seller.
Section 1.4Effective Time; Proration of Costs and Revenues.
(a)Possession of the Assets shall be transferred from Sellers to Purchaser at the Closing, but certain financial benefits and obligations of and title to the Assets shall be transferred effective as of 7:00 A.M., local time, where the respective Assets are located, on April 1, 2024 (the “Effective Time”), as further set forth in this Agreement.
(b)Except to the extent accounted for in the adjustments to the Purchase Price made under Section 2.2, effective upon Closing (i) Purchaser shall be entitled to all proceeds of Hydrocarbons from or attributable to the Properties at and after the Effective Time (and all products and proceeds attributable thereto) together with production in storage under Section 1.2(j), and to all other income, proceeds, receipts and credits (excluding the Adjusted Purchase Price and all other consideration due to Sellers hereunder) earned with respect to the Assets attributable to the period at or after the Effective Time (except to the extent constituting overhead charges to which Operator is entitled pursuant to Section 1.4(e)); (ii) Sellers shall be entitled to all production of Hydrocarbons from or attributable to the Properties prior to the Effective Time (and all products and proceeds attributable thereto) (other than as provided in Section 1.2(j)) and to all other income, proceeds, receipts and credits earned with respect to the Assets attributable to the period prior to the Effective Time; (iii) Purchaser shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred with respect to the Assets from and after the Effective Time, and from and after the Cut-Off Date, Purchaser assumes all liability and responsibility for Property Costs incurred in the ownership or operation of the Assets, whenever incurred (including prior to, on or after the Effective Time) and however attributable; and (iv) until, but not following the Cut-Off Date, Sellers shall be responsible for and shall promptly pay or reimburse Purchaser for (and entitled to any refunds with respect to) all Property Costs incurred with respect to the Assets prior to the Effective Time (subject to the adjustment in Section 2.2(l) with respect to the Development Program Wells). Notwithstanding anything in this Agreement to the contrary, following the Cut-Off Date (but without prejudice to amounts not included in the Final Settlement Statement to be delivered pursuant to Section 9.4 but for which a Party provides notice to the other Party prior to the Cut-Off Date, if not yet paid), Sellers shall have no further entitlement to amounts earned from the sale of Hydrocarbons produced from or attributable to the Assets and other income earned with respect to the Assets and no further responsibility for Property Costs incurred (whether prior to, on or after the Effective Time) with respect to the Assets.
(c)“Earned” and “incurred”, as used in this Agreement, shall be interpreted in accordance with GAAP and Council of Petroleum Accountants Society (“COPAS”) standards, as applied by Sellers in the ordinary course of business consistent with past practice and consistent with the terms of applicable Contracts, subject to the last sentence of Section 1.4(d). For purposes of allocating production (and accounts receivable with respect thereto), under this Agreement, (A) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Mineral Interests, Units and Wells when they pass through the pipeline or flowline connecting into the storage facilities into which they are transported from the lands covered by the applicable Lease, Mineral Interest, Unit or Well, or if there are no storage facilities, when they pass through the LACT meter or similar meter at the entry point into the Third Party pipelines through which they are transported from such lands and (B) gaseous Hydrocarbons shall be deemed to be “from

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or attributable to” the Leases, Mineral Interests, Units and Wells when they pass through the delivery point sales meters, custody transfer meters or other gas flow or volume meters nearest to the entry point into the pipelines through which they are transported from such lands. Sellers shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings (including gas production meters or sales meters) or gauging and strapping data is not available.
(d)As used herein, “Property Costs” means, determined without duplication, (i) all costs attributable to the ownership or operation of the Assets, including prepaid costs or deposits, costs of insurance (subject to the exclusions below) and lease maintenance costs (including extension and option payments, minimum royalties, delay rentals, and similar costs), but excluding any Taxes, (ii) capital expenditures incurred in the ownership or operation of the Assets, (iii) where applicable, such costs and capital expenditures charged in accordance with the relevant operating agreement, unit agreement, communitization agreement, pooling agreement, pre-pooling agreement, pooling order or similar instrument, or if none, charged to the Assets on the same basis as charged on the Execution Date, and (iv) overhead costs charged to the Assets under the relevant operating agreement, unit agreement, communitization agreement, pooling agreement, pre-pooling agreement, pooling order or similar instrument by unaffiliated Third Parties, or if none, charged to the Assets on the same basis as charged on the Execution Date; provided, that “Property Costs” shall exclude, without limitation, liabilities, losses, Damages, costs, and expenses to the extent attributable to (A) claims, investigations, Proceedings or litigation to the extent directly or indirectly arising out of or resulting from actual or claimed personal injury or death, property damage or violation of any Law (including private torts or non-contractual common law causes of action, but other than incidental damage to structures, fences, irrigation systems and other fixtures, crops, livestock and personal property in the ordinary course of business), (B) amounts incurred by or on behalf of Sellers to cure or address Title Defects properly asserted by Purchaser under Section 3.4(a) and for which Purchaser is entitled to a remedy under Section 3.4(d), (C) Plugging and Abandonment Liabilities, including obligations to plug wells, dismantle facilities, close pits and restore the surface or seabed around such wells, facilities and pits, excluding costs incurred by Sellers in the ordinary course of the performance of any such obligations prior to Closing, (D) amounts incurred by or on behalf of Sellers to cure, address or remediate Environmental Defects, except for (i) amounts charged by a Third Party operator to the joint account under customary joint operating agreements or similar agreements for which Purchaser is not entitled to a remedy under Article 4 and (ii) costs incurred in ordinary site clearance or restoration responsibilities under the terms of any Lease or Surface Right in connection with a drilling, completion, re-work or similar operation, (E) obligations to furnish make-up gas according to the terms of applicable gas sales, gathering, transportation or similar Contracts, (F) gas balancing obligations and similar obligations arising from Imbalances, (G) claims for improper calculation or payment of royalties, overriding royalties or similar burdens based on the deduction of post-production costs or the use of prices received by Sellers or a particular reference price, (H) Taxes and Seller Indemnity Obligations, (I) obligations to pay working interests, royalties, overriding royalties or other interest owners revenues or proceeds attributable to sales of Hydrocarbons relating to the Assets, in each case held in suspense, (J) any Casualty Loss (including any repair or restoration costs related thereto) or condemnation only insofar as a remedy is provided under Section 3.6, (K) after the Effective Time, the discharge of any indebtedness for borrowed money by Sellers or any of their Affiliates burdening any of the Assets or any obligations under any Hedges, (L) after the Effective Time, any obligations to any Affiliates of any Seller, (M) any costs to obtain any consent to assignment (including any Consent Requirement) or waiver of any Preferential Rights, (N) internal general and administrative costs

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of Sellers, except those provided for in Section 1.4(d)(iv) and Section 1.4(d)(v), (O) any Lease bonuses and similar Lease acquisition costs, and (P) any Waste Emission Charge for methane emissions attributable to the Assets assessed by the U.S. Environmental Protection Agency (“EPA”) in accordance with the Methane Reduction Program of the Inflation Reduction Act, H.R. 5376, Section 60113 (“WECs”), and (Q) any claims by Third Parties for indemnification, contribution or reimbursement with respect to any of the liabilities, losses, costs, expenses and Damages described in the preceding clauses (A) through (P). For the purposes of calculating the adjustments to the Purchase Price under Section 2.2 or implementing the terms of Section 7.8 or Article 11, right-of-way fees, insurance premiums and Property Costs (excluding Lease bonuses and option payments) that are paid periodically or otherwise cover services or deliveries for a period shall be prorated based on the number of days in the applicable period falling before, or at and after, the Effective Time. Subject to the preceding sentence, (1) with regard to the Operated Assets, the determination of whether Property Costs are attributable to the period before, on or after the Effective Time shall be based on when services are rendered, when goods are delivered, or when the work is performed, and (2) when such information is not reasonably available with regard to Non-Operated Assets, such determination shall be based on the operator’s invoice or joint interest billing received by Sellers and for which payment by Sellers would be required (or, only if evident from such invoices or billings, the underlying service or delivery dates).
(e)Notwithstanding any other provisions of this Agreement to the contrary, Operator shall be entitled to retain (and Purchaser shall not be entitled to any decrease to the Purchase Price in respect of) all overhead charges it has collected, billed or which shall be billed later, relating to the Operated Assets and relating to the period from the Effective Time to the Closing Date.
Section 1.5Delivery and Maintenance of Records.
(a)In addition to the financial information set forth in Section 7.15 that shall be delivered by Sellers to Purchaser, Sellers, at Purchaser’s cost, shall deliver the Records in Sellers’ possession to Purchaser electronically on the Closing Date (to the extent electronic records are available) or, if any such Records are not available in electronic format, such physical Records will be delivered (FOB at Seller Representative’s office) within thirty (30) days following Closing. Sellers may retain original Records and/or copies of any Records.
(b)Purchaser, for a period of four (4) years following the Closing, will (i) retain the Records, (ii) provide Sellers, their Affiliates, and any of Sellers’ or their Affiliates’ respective officers, employees and representatives with access to the Records during normal business hours for review and copying at Sellers’ expense, and (iii) within five (5) days of receipt of written notice from Sellers, provide Sellers, their Affiliates, and any of their respective officers, employees, consultants and legal counsel with access, during normal business hours, to materials received or produced by Purchaser after Closing relating to any claim for indemnification made under Section 11.2 or any Seller Indemnity Obligation during the survival period thereof (excluding, however, (A) attorney work product and communications protected by attorney-client privilege and prepared with respect to any such claim being brought by Purchaser and (B) information subject to an applicable confidentiality restriction in favor of Third Parties that would prohibit Sellers’ access) for review and copying at Sellers’ expense; provided, however, that the Records and the information contain therein shall be subject to the confidentiality restrictions set forth in this Agreement.

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Article 2
PURCHASE PRICE
Section 2.1Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall be the aggregate of (a) Two Hundred Twenty Five Million U.S. Dollars ($225,000,000.00) (the “Cash Consideration”) and (b) 2,500,000 fully paid and nonassessable common units of TXO (such stock, the “TXO Stock” and such consideration, the “Stock Consideration”), and shall be adjusted as provided in Section 2.2 and Section 9.4 (the “Adjusted Purchase Price”).
Section 2.2Adjustments to Cash Consideration. The Cash Consideration for the Assets shall be adjusted as follows with all such amounts being determined in accordance with this Agreement and, to the extent not inconsistent with this Agreement, with GAAP and COPAS standards, as applied by Sellers in the ordinary course of business consistent with past practice (with such adjustments being made so as to not give duplicative effect):
(a)reduced by the aggregate amount of the following received and retained by Sellers and not remitted or paid to Purchaser: (i) all proceeds attributable earned from the sale of Hydrocarbons produced from or attributable to the Properties for the period from and after the Effective Time and (ii) other income, proceeds, receipts and credits earned with respect to the Assets from and after the Effective Time that belong to Purchaser pursuant to Section 1.4(b);
(b)reduced by the amount of all Property Costs attributable to the ownership and operation of the Assets that are paid or economically borne by Purchaser and attributable to the period of time prior to the Effective Time;
(c)subject to Section 3.4(i), reduced in accordance with Section 3.4 on account of Title Defects with respect to the Assets (net of any offsetting Title Benefit Amounts determined in accordance with Section 3.4(g));
(d)reduced by an amount equal to the aggregate Allocated Value of all Assets excluded from the transactions contemplated by this Agreement pursuant to Section 3.4(d)(ii), Section 3.5, Section 3.6, Section 4.4(a)(ii) or Section 7.7;
(e)subject to Section 4.4(d), reduced in accordance with Section 4.4 on account of all Environmental Defects with respect to the Assets;
(f)reduced in accordance with Section 7.10 by the aggregate amount of Suspended Proceeds as of the Closing Date;
(g)increased by the amount equal to the value of all of Sellers’ inventories of Hydrocarbons produced from or attributable to the Properties that are in storage in tanks (excluding Tank Bottoms), or in pipelines, gathering systems or processing, treatment or similar plants and facilities downstream of the applicable pipeline connection from which such Hydrocarbons are transported from the applicable Well-site for purposes of subsequent separating, processing, treatment, transportation and sale, as applicable, as of the Effective Time (which value shall be computed using the applicable contract price or, if none, then the fair market value as reasonably calculated by Sellers, using a comparable reference price), less any applicable overriding royalties, royalties and similar burdens on or payable out of production not reimbursed to Purchaser by the applicable purchaser of production and paid or borne by Purchaser; provided, however, that the adjustment contemplated by this paragraph shall be only

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made to the extent that Sellers do not receive and retain the proceeds, or portion thereof, attributable to the sale of such Hydrocarbons;
(h)increased by the amount of all Property Costs attributable to the ownership and operation of the Assets that are paid, netted against proceeds received, or otherwise economically borne by Sellers and attributable to the period of time on or after the Effective Time, including pre-paid costs and deposits;
(i)decreased by the amount of all Asset Taxes allocated to Sellers in accordance with Section 7.8(a) but paid or otherwise economically borne by Purchaser or any of its Affiliates;
(j)increased by the amount of all Asset Taxes allocated to Purchaser in accordance with Section 7.8(a) but paid or otherwise economically borne by Sellers or any of their Affiliates;
(k)increased by, to the extent Sellers have not been reimbursed, the aggregate amount of accounts receivable with respect to the total amount of costs and expenses paid by Sellers on behalf of or that are properly chargeable to any Third Party with respect to any Well after the Effective Time; provided that Sellers shall be deemed to have assigned to Purchaser all of Sellers’ right, title and interest in and to such accounts receivable;
(l)increased by the amount of the costs and expenses incurred whether prior to, on or after the Effective Time, by Operator and Sellers chargeable or attributable to EMEP and Operator’s 2024 capital program as more specifically described on Exhibit E, including but not limited to, for the drilling, re-entering, completing, re-completing, sidetracking, and other activities or operations associated with the Wells as set forth on such Exhibit (the “Development Program Wells”);
(m)increased by the amount set forth on Exhibit D as consideration for the Vehicle Assets, surplus tubular and similar inventory and Equipment described on Exhibit D;
(n)increased by the amount set forth on Schedule 1.2(g) as consideration for the Field Office Assets;
(o)reduced to the extent that Sellers are overproduced with respect to Wellhead Imbalances or underdelivered with respect to the Pipeline Imbalances, in each case, as of the Effective Time, by an amount equal to the applicable Settlement Price multiplied by the amount of the Imbalance in MMBtu or Barrels, as applicable;
(p)increased to the extent that Sellers are underproduced with respect to the Wellhead Imbalances or overdelivered with respect to the Pipeline Imbalances, in each case, as of the Effective Time, by an amount equal to the applicable Settlement Price multiplied by the amount of the Imbalance in MMBtu or Barrels, as applicable;
(q)reduced by the applicable amount, if any, determined pursuant to Section 3.6(b) on account of a Casualty Loss; and
(r)reduced by an amount equal to all WECs attributable to the period of time prior to the Effective Time.

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For the avoidance of doubt, all adjustments to the Purchase Price under this Agreement shall be made to the Cash Consideration and all references to adjustments to the Purchase Price in this Agreement and for purposes of the Preliminary Settlement Statement and Final Settlement Statement shall be deemed for all purposes as adjustments to the Cash Consideration even if the “Purchase Price” is referenced.
Section 2.3Allocation of Purchase Price. Sellers and Purchaser agree that the Purchase Price shall be allocated among the Wells as set forth on Schedule AV for the purpose of (a) providing notice and obtaining waivers of any Known Preferential Rights and Consents affecting any applicable Asset(s), (b) determining the Title Defect Amount applicable to a Title Defect or Environmental Defect Amount applicable to an Environmental Defect, and (c) where Allocated Values are expressly referenced. Sellers and Purchaser agree that such allocation is reasonable and shall not take any position inconsistent therewith, subject to Section 2.4.
Section 2.4Intended Tax Treatment; Allocation of Purchase Price for Tax Purposes.
(a)For United States federal income Tax purposes (and applicable state and local income Tax purposes), Purchaser and Sellers agree that (i) each of the Sellers shall be treated as contributing, in a transaction pursuant to Section 721 of the Code, its Contributed Undivided Interest (as defined below) to TXO in exchange for the receipt of the Stock Consideration, and (ii) each of the Sellers shall be treated as having sold, in a transaction pursuant to Treasury Regulation Section 1.707-3, its Purchased Undivided Interest (as defined below). Additionally, for United States federal income Tax purposes (and applicable state and local income Tax purposes), Purchaser and Sellers agree that the portion of the Cash Consideration equal to each Seller’s “Capital Expenditure Amount” shall be reported pursuant to the provisions of Treasury Regulation Section 1.707-4(d) as a reimbursement of such Seller’s capital expenditures to the extent such portion of the Cash Consideration does not exceed each such Seller’s amount of capital expenditures as described in Treasury Regulation Section 1.704-4(d). For the avoidance of doubt, the capital contribution amounts set forth in the TXO LP Agreement, are adjusted to reflect the treatment of the Capital Expenditure Amount for each Seller pursuant to Treasury Regulation Section 1.704-4(d), to the extent applicable. For purposes of determining the United States federal income Tax (and applicable state and local income Tax) reporting by Purchaser and Sellers with respect to Purchaser’s acquisition of the Assets pursuant to this Agreement, it is the intention of Purchaser and Sellers that the provisions of this Section 2.4 be applied in a manner consistent with the requirements set forth in Section 721 of the Code and Treasury Regulation Sections 1.707-3 and 1.707-4.
(b)For purposes of this Agreement, the aggregate undivided interest in the Assets contributed by each Seller to the capital of TXO in exchange for the TXO Stock deliverable to such Seller pursuant to this Agreement (for each Seller, the “Contributed Undivided Interest”) shall be an amount equal to that amount of the consideration paid by TXO to such Seller pursuant to this Agreement allocated to the Assets under the preceding provisions of this Section 2.4 that bears the same ratio as (A) the sum of the aggregate capital account balance of the TXO Stock as determined pursuant to the TXO LP Agreement (as determined immediately before the distribution of the Capital Expenditure Amount), bears to (B) the total consideration paid by Purchaser to such Seller pursuant to this Agreement. The remaining aggregate portion of the undivided interest in the Assets that is not contributed to TXO in accordance with the immediately preceding sentence (the “Purchased Undivided Interest”) shall be treated as sold by such Seller to Purchaser in accordance with the rules of Treasury Regulation Section 1.707-3. The adjusted United States federal income Tax basis attributable to each of the Contributed

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Undivided Interest and the Purchased Undivided Interest shall be determined by applying the foregoing ratio.
(c)Within thirty (30) days after the Closing Date, Sellers shall deliver a schedule allocating the Cash Consideration (and all other capitalized costs) among the Purchased Undivided Interest and determining the Capital Expenditure Amount (such schedule, the “Allocation Schedule”). The Allocation Schedule shall be completed in the manner required by Section 1060 of the Code. The Allocation Schedule shall be prepared in a manner consistent with the Allocated Values. The Allocation Schedule shall be deemed final unless Purchaser notifies Sellers in writing that Purchaser objects to one or more items reflected in the Allocation Schedule within fifteen (15) days after delivery of the Allocation Schedule to Purchaser. In the event of any such objection, Sellers and Purchaser shall negotiate in good faith to resolve such dispute within thirty (30) days after the delivery of the Allocation Schedule to Purchaser. If Sellers and Purchaser are unable to reach an agreement within thirty (30) days after Sellers’ receipt of Purchaser’s written objection, the dispute shall be resolved and the Allocation Schedule shall be determined by the Independent Expert. The Allocation Schedule, as agreed upon by Purchaser and Sellers and/or determined under this Section 2.4(c), shall be final and binding upon the Parties, then (i) Sellers and Purchaser agree to file their respective IRS Forms 8594 and all federal, state and local Tax Returns in accordance with the Allocation Schedule, (ii) neither Purchaser nor Sellers shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable Law; provided, however, that neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with such allocation, and (iii) the Allocation Schedule will be revised to reflect adjustments to the Adjusted Purchase Price.
Section 2.5Deposit. Contemporaneously with the execution of this Agreement, Purchaser shall pay to the Escrow Agent, in immediately available funds by wire transfer to an account designated by the Escrow Agent, an earnest money deposit in an amount equal to Twenty-Seven Million Six Hundred Thousand U.S. Dollars ($27,600,000.00) (the “Deposit”). If Closing occurs, the entirety of the Deposit shall be applied against the portion of the Closing Payment comprised of the Cash Consideration and released to Sellers. If for any reason this Agreement is terminated prior to the Closing, the Deposit and any and all interest or income earned thereon shall be disbursed as provided in Section 10.3.
Article 3
TITLE MATTERS
Section 3.1Sellers’ Title. Subject to and without limitation of the Title Matters, this Article 3 and the Special Warranty set forth in the Conveyance (subject to Section 7.9) shall, to the fullest extent permitted by applicable Law, be the exclusive right and remedy of Purchaser against any of the Seller Indemnitees with respect to title to the Assets. The assignment, deed, bill of sale and conveyance of the Assets to be delivered by Sellers to Purchaser shall be substantially in the form of Exhibit F-1 (the “Conveyance”).
Section 3.2Certain Definitions.
(a)As used in this Agreement, the term “Defensible Title” means that aggregate title of Sellers that is (i) deducible of record or (ii) deducible from legally enforceable operating agreements, pooling or spacing orders, pooling agreements, unitization or communitization

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agreements, participation agreements or similar Contracts that bind lands or leases, including elections (or deemed elections) to participate or not participate in operations thereunder, that, in each case with respect to clauses (i) and (ii), can be successfully defended if challenged, and which, as of the Effective Time and as of the Defect Claim Date, subject to and except for Permitted Encumbrances:
(i)entitles Sellers to receive a share of the Hydrocarbons (or proceeds thereof) produced, saved and marketed from any Well throughout the productive life or term thereof (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by production of Hydrocarbons) (a “Net Revenue Interest”) as to the Target Formation, of not less than the “Sellers Total NRI” (expressed as a decimal) shown on Exhibit B for such Well as to the Target Formation, except for (A) decreases resulting from reversionary interests, carried interests or other matters or changes in interest stated on Exhibit B; (B) decreases in connection with those operations permitted under Section 7.5 in which the applicable Seller may after the Execution Date be a non-consenting party; (C) decreases resulting from the election to ratify or the establishment or amendment of pools or units on or after the Execution Date or changes in tract or production allocations occurring after the Execution Date; (D) decreases resulting from subsequent reversions of interests to co-owners resulting from co-owner elections after the Execution Date not to consent to an operation; and (E) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries;
(ii)obligates Sellers to bear not greater than the “Sellers WI” (expressed as a decimal) shown on Exhibit B of the costs and expenses for the maintenance and development of, and operations relating to any Well (a “Working Interest”) as to the Target Formation, except for (A) increases resulting from matters stated on Exhibit B; (B) increases resulting from the carrying of the cost of non-participating mineral owners or cotenants in Leases, Wells or Lands with respect to operations arising after the Execution Date; (C) increases after the Execution Date resulting from contribution requirements with respect to defaulting or non-participating parties under applicable operating, unit, pooling, pre-pooling or similar agreements; (D) increases that are accompanied by at least a proportionate increase in Sellers’ Net Revenue Interest as to the Target Formation; and (E) changes in the share of certain costs to be borne by Sellers that is determined by production levels, volumes delivered, percentage of use or similar mechanisms rather than Working Interest; or
(iii)is free and clear of liens and encumbrances that affect or encumber title to an Asset;
(b)As used in this Agreement, the term “Title Benefit” shall mean any right, circumstance or condition that operates to (i) increase the Net Revenue Interest of Sellers in any Well above the “Sellers Total NRI” (expressed as a decimal) shown on Exhibit B, without causing a greater than proportionate increase in Sellers’ Working Interest above the “Sellers WI” (expressed as a decimal) shown on Exhibit B, or (ii) decrease Working Interest of Sellers in any Well below the “Sellers WI” (expressed as a decimal) shown on Exhibit B, without a decrease in the absolute Net Revenue of Interest of Sellers in such Well below the “Sellers Total NRI” (expressed as a decimal) shown on Exhibit B .

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(c)As used in this Agreement, the term “Title Defect” shall mean any Encumbrance, obligation or defect that causes Sellers’ title to any Wells to be less than Defensible Title; provided, that “Title Defect” shall exclude the following:
(i)defects based solely on (A) a lack of information in Sellers’ files, or (B) references to a document if such document is not in Sellers’ files, including in either case copies of historical well proposals, or any unrecorded instrument of which Purchaser has constructive or inquiry notice by virtue of a reference to such unrecorded instrument in Sellers’ files or any recorded instrument (or a reference to a further unrecorded instrument in such unrecorded instrument), unless Purchaser provides affirmative evidence that such defect could reasonably be expected to result in another Person’s superior claim of title to the relevant Asset;
(ii)defects arising out of lack of corporate or other entity authorization unless Purchaser provides affirmative evidence that the action was not authorized and could reasonably be expected to result in another Person’s superior claim of title to the relevant Well;
(iii)defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate Proceedings, unless Purchaser provides affirmative evidence that such failure or omission could reasonably be expected to result in another Person’s superior claim of title to the relevant Well;
(iv)defects based on a gap in Sellers’ chain of title unless such gap is affirmatively shown to exist after a review of the available public and/or county records and the Records, by an abstract of title, title opinion or landman’s title chain (which documents shall be included in any Title Defect Notice);
(v)defects that have been cured by applicable Laws of limitation or prescription, including adverse possession and the doctrine of laches,
(vi)defects arising out of a lack of survey, unless a survey is expressly required by applicable Laws;
(vii)defects asserting that (A) valid contractual or similar interests derived from customary operating agreements, unit agreements, communitization agreements, stipulations of interest, pooling and statutory orders or substantially similar agreements and instruments, rights to participate thereunder, or similar non-consent, carried or before and after-payout interests, cannot qualify as Defensible Title solely by virtue of being contractual or quasi-contractual, or (B) such contractual or similar interests have not been recorded in the county records, provided such contractual or similar interests are derived from agreements or instruments that are referenced in Sellers’ files or the applicable county records;
(viii)defects based upon the failure to hold record title to any Properties earned or purchased by Sellers pursuant to the terms of any farmout, earnout, wellbore participation agreement, wellbore purchase agreement, exchange agreement or other Contract where the applicable counterparty has not yet delivered the corresponding assignment or conveyance but is otherwise required to do so pursuant to the express terms thereof; provided, however, that this paragraph shall not apply if such agreement

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required (as a condition to receive such assignment or conveyance) Sellers or their applicable predecessor-in-interest to request the applicable assignment or conveyance within a given time period or to otherwise take any particular action to receive the assignment or conveyance, and Sellers or the applicable predecessor-in-interest did not comply with such requirement or action per the terms of such agreement;
(ix)except to the extent that Purchaser provides affirmative evidence that such defect could reasonably be expected to result in another Person’s superior claim of title to the relevant Property or could result in the indefinite inability to operate the Assets, defects based upon the failure to record any, or from processing delays with respect to any filings on the part of a Governmental Body of, Leases, Surface Rights or rights-of-way issued by Governmental Bodies included in the Assets or any assignments of interests in (or related transfers of operating rights for) such Leases, Surface Rights or rights-of-way included in the Assets in any applicable regulatory or public records, in each case so long as such instruments are recorded in the applicable county records;
(x)defects arising from Leases failing to have pooling provisions except to the extent of any current violation of a Lease with respect to the Affected Wells and Units that causes an Interest Reduction;
(xi)defect solely arising from any change in applicable Law after the Execution Date; and
(xii)defects that affect only which Person has the right to receive Royalty payments (rather than the amount of such Royalty) and that does not affect the validity of the underlying Asset or a Seller’s title thereto.
Section 3.3Definition of Permitted Encumbrances. As used herein, the term “Permitted Encumbrances” means any or all of the following:
(a)royalties, nonparticipating royalty interests, net profits interests and any overriding royalties, reversionary interests and other Burdens to the extent that they do not, in the aggregate, reduce Sellers’ Net Revenue Interest below the “Sellers Total NRI” (expressed as a decimal) shown on Exhibit B or increase Sellers’ Working Interest above the “Sellers WI” (expressed as a decimal) shown on Exhibit B without a corresponding increase in the Net Revenue Interest, in each case as to the Target Formation (an “Interest Reduction”);
(b)the terms and provisions of all Leases, Mineral Interests and assignments and conveyances in the chain of title to the Leases and Mineral Interests, in each case, to the extent that they do not, in the aggregate, result in an Interest Reduction;
(c)subject to compliance with Sections 3.5 and 7.7, Third Party consent requirements and Preferential Rights with respect to the Assets applicable to any transaction involving the Assets;
(d)Third Party consent requirements and similar restrictions with respect to which waivers or consents are obtained by Sellers from the appropriate Persons on or prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer;

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(e)liens for Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions and described on Schedule PE;
(f)materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar or inchoate liens or charges arising in the ordinary course of business under Leases, Contracts, Surface Rights or Law for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions, such contested actions being reflected in Schedule PE;
(g)all rights to consent, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of the Assets if they are of a type customarily obtained after Closing (“Customary Post-Closing Consents”);
(h)except to the extent the same have already been triggered, rights of reassignment arising upon the expiration or final intention to abandon or release all or any part of the Properties;
(i)Surface Rights, easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations to the extent that they do not, individually or in the aggregate, result in an Interest Reduction or the inability to operate the Assets;
(j)calls on Hydrocarbon production under existing Contracts;
(k)all rights reserved to or vested in any Governmental Body to control or regulate any of the Assets in any manner and all obligations and duties under all generally applicable Laws, rules and orders of any such Governmental Body or under any Governmental Authorization, franchise, grant, license or permit issued by any such Governmental Body;
(l)any Encumbrance on or affecting the Assets which is expressly assumed, bonded or paid by Purchaser at or prior to Closing or which is discharged by Sellers at or prior to Closing;
(m)any prior oil and gas lease, or lien or Encumbrance, that has not been made subject to a recorded release or surrender, but for which the terms of such instrument provide, or for which it is reasonably apparent based on relevant circumstances, that such instrument has expired or terminated, unless Purchaser provides affirmative evidence that such instrument could reasonably be expected to result in (x) another Person’s superior claim of title to the relevant Property or (y) an Interest Reduction;
(n)any matters set forth on Exhibit A-1, Exhibit A-2 or Exhibit B;
(o)any matters expressly set forth on Schedule 5.7 or Schedule PE, including any effect the foregoing have on title, any Working Interest or Net Revenue Interest;
(p)Contracts, unit agreements, pooling agreements or orders, pre-pooling agreements, operating agreements, production sales contracts, division orders and other contracts, agreements, covenants and instruments applicable to or binding on the Assets, to the extent that they do not, in the aggregate, result in an Interest Reduction or materially impair the ownership or operation of the affected Properties as currently owned and operated;

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(q)the treatment or classification of any horizontal Well as an allocation well that crosses more than one Lease, Mineral Interest, or leasehold tract, including (i) the failure of such Leases, Mineral Interests, or leasehold tracts as to such Well to be governed by a common pooling, unit agreement or communitization agreement, or subject to a production sharing agreement or similar agreement, whether in whole or in part and (ii) the failure of any tract, Well or production allocation, or production sharing agreement or similar agreement, to be filed of record;
(r)any maintenance of uniform interest provision in an operating agreement or similar agreement (i) if waived by the parties having the right to enforce such provision or (ii) if not waived, the violation of such provision would not unwind or void the sale of the affected Asset hereunder, and has not resulted in a Third Party holding Sellers revenues in suspense on account of any such violation;
(s)any lien, security interest, or Encumbrance granted by the lessor or affect the lessor’s interest in a Lease, unless such lien, security interest or Encumbrance is subject to foreclosure Proceedings or has been foreclosed upon and is not subordinated to the applicable Seller’s rights in the affected Property;
(t)Imbalances associated with the Assets;
(u)limitations (including drilling and operating limitations) imposed on the Assets by reason of the rights of mineral or leasehold cotenants, surface or subsurface owners, owners of depths that are not included in the Target Formation, or operators in a common property (including the rights of coal, timber and utility owners, licensees and/or lessees) to the extent arising at Law (and not Contract), in each case, except to the extent the same has resulted in an Interest Reduction;
(v)any liens, defects, irregularities, or other matters that would not constitute a Title Defect under the definition of “Title Defect” in this Agreement; and
(w)defects as a consequence of cessation of production, insufficient production, or failure to conduct operations on any of the Properties held by production, or Lands pooled, communitized or unitized therewith, except to the extent that the cessation of production, insufficient production or failure to conduct operations is shown to exist and that would give rise to a right to terminate the Lease in question or to the forfeiture of or an obligation to release leasehold acreage, in each case under the terms of the applicable Lease; and
(x)any minor encumbrances, defects or irregularities affecting title arising in the ordinary course of business that are not liquidated in amount and that, in each case, (i) do not, individually or in the aggregate, interfere in a material respect with the current ownership or operation of the Properties subject thereto or affected thereby (as currently operated or as reasonably contemplated to be developed) and (ii) would not reasonably be expected to result in a Claim of an Interest Reduction.
Section 3.4Notice of Title Defects Defect Adjustments.
(a)Title Defects. To assert a Title Defect, Purchaser must deliver claim notices to Seller Representative (each a “Title Defect Notice”) on or before 12:00 P.M., prevailing central time on August 9, 2024 (the “Defect Claim Date”), except as otherwise provided under

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Section 3.5. Each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect(s); (ii) the Well (or portion thereof) affected by the Title Defect (each a “Title Defect Property”); (iii) the Allocated Values of each Title Defect Property; (iv) supporting documents reasonably necessary for Sellers (as well as any title attorney or examiner hired by Sellers) to verify the existence of the alleged Title Defect(s); and (v) Purchaser’s reasonable, good faith estimate of the Title Defect Amount and the computations and information upon which Purchaser’s estimate is based. The failure of a Title Defect Notice to contain, in all material respects, the items in clauses (i) through (v) of the prior sentence shall render such notice ineffective. Without limiting Purchaser’s rights pursuant to the special warranty of Defensible Title set forth in the Conveyance or the Title Matters, Purchaser shall be deemed to have waived for all purposes under this Article 3 all Title Defects that were not included in a Title Defect Notice delivered to Sellers on or before the Defect Claim Date. To give Sellers an opportunity to commence reviewing and curing Title Defects, Purchaser shall use commercially reasonable efforts to provide Seller Representative with weekly informal written (with e-mail being sufficient) or oral notice of any potential Title Defect promptly following Purchaser’s determination of the probable or suspected existence of such Title Defect, which notice may be supplemented, revised or formalized prior to the Defect Claim Date; provided, however, that the failure of Purchaser to provide such weekly notice shall not be deemed to waive or otherwise prejudice Purchaser’s right to assert Title Defects on or before the Defect Claim Date in accordance with this Section 3.4(a) or any of Purchaser’s remedies with respect thereto.
(b)Title Benefits.
(i)If Purchaser discovers any Title Benefit on or before the Defect Claim Date, Purchaser shall deliver to Sellers a notice in writing of such Title Benefit on or before the Defect Claim Date.
(ii)Sellers shall have the right, but not the obligation, to deliver to Purchaser with respect to each Title Benefit a written notice (a “Title Benefit Notice”) asserting such Title Benefit on or before the Defect Claim Date. Each Title Benefit Notice shall include (A) a description of the Title Benefit(s), (B) the Well affected by the Title Benefit (each a “Title Benefit Property”), (C) the Allocated Values of the Title Benefit Property, (D) supporting documents reasonably necessary for Purchaser (as well as any title attorney or examiner hired by Purchaser) to verify the existence of the alleged Title Benefit(s), and (E) Sellers’ estimate of the Title Benefit Amount, and the computations and information upon which Sellers’ estimate is based. Sellers shall be deemed to have waived for all purposes hereunder all Title Benefits that were not included in a Title Benefit Notice delivered to Purchaser on or before the Defect Claim Date.
(c)Cure Right. Sellers shall have the right, but not the obligation, upon delivering written notice (a “Cure Notice”) to Purchaser, to attempt, at its sole cost, to cure or remove any Title Defects of which it has been advised by Purchaser in a valid Title Defect Notice on or before the expiration of ninety (90) days counted from and after the Defect Claim Date (the “Cure Period”), unless the Parties otherwise agree. If Sellers have provided a Cure Notice at least two (2) days prior to the Closing Date of Sellers’ intent to attempt to cure a Title Defect within the Cure Period, then, subject to Section 3.4(i), the Closing Payment shall be reduced by, and Purchaser shall deposit into the Defect Escrow Account at Closing, an amount equal to Purchaser’s reasonable, good faith estimate of the Title Defect Amount with respect to such Title Defect(s) set forth in Purchaser’s Title Defect Notice, and such Title Defect Property shall be

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conveyed to Purchaser at the Closing. If Seller Representative and Purchaser agree that any Title Defect that Sellers elected to cure pursuant to this Section 3.4(c) has been cured by Sellers on or prior to the expiration of the Cure Period, then Purchaser and Seller Representative shall promptly direct the Escrow Agent to release to Sellers the Title Defect Amount attributable to such Title Defect from the Defect Escrow Account. If Seller Representative and Purchaser mutually agree that a Title Defect that Sellers elect to cure pursuant to this Section 3.4(c) has only been partially cured by Sellers on or prior to the expiration of the Cure Period, then Seller Representative and Purchaser shall reasonably agree upon the portion of the Title Defect Amount attributable to such Title Defect that should be released to Purchaser from the Defect Escrow Account to compensate Purchaser for the uncured portion thereof and the remaining portion of such amount shall be released to Sellers in accordance with the terms of the Escrow Agreement and this Agreement. If any such Title Defect that Sellers elect to cure pursuant to this Section 3.4(c) is not cured by Sellers prior to the expiration of the Cure Period, then Seller Representative and Purchaser shall promptly direct the Escrow Agent to release to Purchaser the applicable Title Defect Amount attributable to such Title Defect from the Defect Escrow Account in accordance with the terms of the Escrow Agreement and this Agreement. Notwithstanding the foregoing, in the event the resolution of any Title Defect for a Title Defect Property does not occur until after the Final Settlement Date, then all adjustments shall be made contemporaneous with any assignment (if applicable) and in accordance with the applicable terms of Section 9.4(b) and Section 9.4(c). No action of Sellers in electing or attempting to cure a Title Defect shall constitute a waiver of Sellers’ right to dispute the existence, nature or value of, or cost to cure, the Title Defect.
(d)Remedies for Title Defects.
(i)In the event that (y) any Title Defect asserted by Purchaser in accordance with Section 3.4(a) is not waived by Purchaser or cured by Closing and (z) Sellers have not provided a Cure Notice to Purchaser at least two (2) days prior to the Closing Date of the applicable Seller’s intent to attempt to cure the given Title Defect, then Seller Representative shall, at its sole election, elect to:
(A)reduce the Purchase Price by the Title Defect Amount determined pursuant to Section 3.4(f) or Section 3.4(h) and convey the affected Title Defect Property to Purchaser at Closing;
(B)in the event that any Title Defect Amount asserted by Purchaser in a Title Defect Notice exceeds an amount equal to twenty-five percent (25%) of the Allocated Value of the affected Title Defect Property, retain the Title Defect Property (or at such Seller’s option only the affected portion), in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Property (proportionately reduced if the underlying Property is only partially affected), and, such Title Defect Property shall be deemed an Excluded Asset for all purposes under this Agreement; or
(C)if applicable, terminate this Agreement pursuant to Article 10.
(ii)If a Title Defect affects only a portion of a Well, the applicable Seller shall have the right to exercise the options set forth in this Section 3.4(d) as to the entire Well or only the affected portion of such Well.

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(iii)If Sellers have provided a Cure Notice but the applicable Title Defect is not cured by the expiration of the Cure Period, then Sellers shall be entitled to make an election under Section 3.4(d)(i)(A) or Section 3.4(d)(i)(B) with respect to such Title Defect and the applicable Title Defect Amount shall be released from the Defect Escrow Account as provided in Section 3.4(c).
(e)Remedies for Title Benefits. Subject to Purchaser’s right to dispute the existence of a Title Benefit and the Title Benefit Amount asserted with respect thereto, Sellers shall be entitled to offset the aggregate amount of all uncured Title Defects by an amount equal to the aggregate Title Benefit Amount attributable to all Title Benefits. Notwithstanding anything to the contrary, (i) in no event shall any Title Benefit Amount be used as an upward adjustment to the Purchase Price and (ii) in no event shall any Title Benefits be used to offset against any Environmental Defect. To the extent there is no agreement between Sellers and Purchaser with respect to any alleged Title Benefit on or before the Closing Date, the disagreement between Sellers and Purchaser regarding the Title Benefit Property or the Title Benefit Amount, as applicable, shall be submitted to arbitration in accordance with Section 3.4(h).
(f)The “Title Defect Amount” resulting from a Title Defect shall be determined as follows:
(i)if Purchaser and Seller Representative agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;
(ii)if the Title Defect is a lien, Encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;
(iii)if the Title Defect represents a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest stated on Exhibit B and the Working Interest for such Title Defect Property is reduced in the same proportion, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the actual amount of the decrease in Net Revenue Interest from that stated on Exhibit B for such Title Defect Property and the denominator of which is the Net Revenue Interest stated on Exhibit B; provided, however, that if the Title Defect does not affect the Title Defect Property throughout its entire life, the Title Defect Amount shall be reduced to take into account the applicable time period only;
(iv)if the Title Defect represents an obligation, Encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in subsections (i),(ii) or (iii) above, then the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Purchaser and Sellers and such other factors as are necessary to make a proper evaluation;
(v)the Title Defect Amount with respect to a Title Defect shall be determined without duplication of any costs or losses included in another Title Defect

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Amount hereunder, or for which Purchaser otherwise receives credit in the calculation of the Adjusted Purchase Price; or
(vi)notwithstanding anything to the contrary in this Article 3, except in the case of a Title Defect that is undisputed and liquidated in amount, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of the Title Defect Property.
(g)The amount by which the Allocated Value of a Title Benefit Property affected by a Title Benefit is increased as a result of a Title Benefit (the “Title Benefit Amount”) shall be determined as follows:
(i)if Purchaser and Seller Representative agree on the Title Benefit Amount, that amount shall be the Title Benefit Amount;
(ii)if the Title Benefit reflects a positive difference between (A) the Net Revenue Interest for the affected Title Benefit Property and (B) the Net Revenue Interest stated on Exhibit B for such Title Benefit Property, then the Title Benefit Amount shall be the product of the Allocated Value of the Title Benefit Property multiplied by a fraction, the numerator of which is the actual amount of the increase in Net Revenue Interest from that stated on Exhibit B and the denominator of which is the Net Revenue Interest so stated on Exhibit B; provided, however, that if there is an increase in Working Interest with respect to any Well covered by this paragraph that is of a lesser proportion than such increase to the Net Revenue Interest, then Section 3.4(g)(iii) shall apply;
(iii)if the Title Benefit represents a benefit in the ownership or title to the Title Benefit Property of a type not described in subsection (ii) above, the Title Benefit Amount shall be determined by taking into account the Allocated Value of the Title Benefit Property, the portion of the Title Benefit Property benefitted by the Title Benefit, the legal effect of the Title Benefit, the potential economic effect of the Title Benefit over the life of the Title Benefit Property, the values placed upon the Title Benefit by the Purchaser and Sellers and such other factors as are necessary to make a proper evaluation; and
(iv)in each case of subsections (i) through (iii), if the Title Benefit does not affect the applicable Title Benefit Property throughout its entire life, the Title Benefit Amount shall be reduced to take into account the applicable time period only.
(h)With respect to Title Defect Notices and Title Benefit Notices provided and received on or before the Defect Claim Date, Sellers and Purchaser shall attempt to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts on or before (x) the Closing Date, or (y) with respect to any Title Defect that Sellers have elected to cure post-Closing pursuant to Section 3.4(c) the expiration of the Cure Period, subject in each case to Sellers’ rights under Section 3.4(d)(i)(B) and Section 3.4(d)(i)(C). If Sellers and Purchaser are unable to agree by Closing, then subject to Section 3.4(i) and Sellers’ rights under Section 3.4(d)(i)(B) and Section 3.4(d)(i)(C), (i) the affected Asset subject to such dispute shall nonetheless be conveyed to Purchaser at the Closing, (ii) Purchaser’s reasonable, good faith estimate of the Title Defect Amount with respect to such disputed Title Defect (net of applicable Title Benefit Amounts) shall be deposited at Closing in the Title Defect Escrow Account by

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Purchaser and appropriately reflected in the calculation of the Closing Payment, and (iii) the Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by mutual agreement or arbitration pursuant to this Section 3.4(h). Likewise, if Sellers have timely provided a Cure Notice and Sellers and Purchaser have been unable to agree upon whether such Title Defect has been cured by the end of the Cure Period or upon the Title Defect Amount of any uncured Title Defect, then the cure and/or Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.4(h). There shall be a single arbitrator, who shall be a title attorney with at least ten (10) years’ experience in oil and gas titles in the state(s) where the affected Properties are located as selected by mutual agreement of Purchaser and Sellers provided, that absent such agreement on the selection of the arbitrator within a period of thirty (30) days following the first notice by a Party delivered to the other Party of an intent to initiate arbitration, the arbitrator shall be selected by the Houston, Texas office of the American Arbitration Association (the “Title Arbitrator”). The Title Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the applicable dispute. The arbitration proceeding shall be held in Houston, Texas and shall be conducted in English and in accordance with the Commercial Arbitration Rules of the American Arbitration Association and use, where reasonably practicable, expedited procedures, in each case, to the extent such rules do not conflict with the terms of this Section 3.4. Seller Representative and Purchaser shall instruct the Title Arbitrator to make his or her determination within twenty (20) days after submission of the matters in dispute and such determination shall be final and binding upon the Parties, without right of appeal, except in the case of Fraud. In making his determination, the Title Arbitrator shall be bound by the rules set forth in this Section 3.4 and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination. Additionally, the Title Arbitrator may consult with and engage disinterested Third Parties in advising the arbitrator, including petroleum engineers. The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defects (including the adequacy of any curative actions performed with respect thereto), Title Benefits, Title Defect Amounts and Title Benefit Amounts, as applicable, submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter. Notwithstanding the foregoing, the Title Arbitrator may not award or determine a Title Defect Amount for a Title Defect that exceeds the Title Defect Amount for such Title Defect as asserted by Purchaser in a valid Title Defect Notice. Each Party shall bear its own legal fees and other costs of presenting its case, and shall bear one-half of the costs and expenses of the Title Arbitrator. Within five (5) Business Days after the Title Arbitrator has made a determination that is adverse to Sellers’ position in the arbitration, Sellers at their option may, notwithstanding such determination, elect the option set forth in Section 3.4(d)(i)(B) with respect to any Title Defect Property subject to such determination, which shall become an Excluded Asset hereunder (and reassigned to Sellers using a form of assignment substantially similar to the Conveyance, mutatis mutandis, if previously assigned to Purchaser), and the Purchase Price shall be adjusted as provided in Section 2.2 as if such Title Defect Property were excluded at Closing. If any disputed Title Matters are submitted to the Title Arbitrator pursuant to this Section 3.4(h), then the Title Defect Amount deposited in the Title Defect Escrow Account applicable to such disputed title matter shall be released to Sellers and/or Purchaser, as applicable (and Seller Representative and Purchaser will issue joint written instructions to the Escrow Agent in compliance with this sentence), upon, and as would be necessary to give effect to, the final resolution of such disputed title matter, whether by agreement between the Parties or by determination of the Title Arbitrator pursuant to this Section 3.4(h). The determination of the Title Arbitrator (and any subsequent release by the

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Escrow Agent or exclusion election by Sellers) shall be taken into account in the Final Settlement Statement; provided, that if such determination occurs after the Final Settlement Date, then the terms of Section 9.4(b) and Section 9.4(c) shall apply to all adjustments and payments pertaining to the Title Defect Property subject thereto to the extent applicable.
(i)Notwithstanding anything herein to the contrary, (A) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Sellers for any individual Title Defect for which the Title Defect Amount does not exceed One Hundred Fifty Thousand Dollars ($150,000) (the “Individual Defect Threshold”); and (B) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Sellers for Title Defects unless the aggregate amount of all Title Defect Amounts for Title Defects covered by Section 3.4(d)(i)(A) that exceed the Individual Defect Threshold (minus the amount of any Title Benefit Amounts), exceeds a deductible in an amount equal to three percent (3%) of the Purchase Price (the “Title Defect Deductible”), after which point Purchaser shall be entitled to adjustments to the Purchase Price or other available remedies under this Article 3 with respect to all Title Defects in excess of the Title Defect Deductible, subject to the Individual Defect Threshold and Sellers’ elections under Section 3.4(d). The provisions of this Section 3.4(i) shall not apply to Title Defects relating to consent to assignment and Preferential Rights which shall be handled or treated under Section 3.5 and Section 7.7. The Allocated Value of any Well retained by Sellers in accordance with Section 3.4(d)(i)(B) may not be used in meeting the Title Defect Deductible. For the avoidance of doubt, no thresholds or deductibles apply to Title Benefits.
Section 3.5Consents to Assignment and Preferential Rights. Promptly after the Execution Date, Sellers shall use commercially reasonable efforts to promptly prepare and send (i) notices to the Third Party holders (excluding Governmental Bodies, which are addressed elsewhere in this Agreement) of any consents to assignment of any Assets requesting applicable consents (including any Consent Requirements, but excluding any Customary Post-Closing Consents) and (ii) notices to the holders of any applicable Preferential Rights requesting waivers of such Preferential Rights, in each case, that are provided for by the terms of the affected Asset or any Contract or instrument binding upon such Asset and would be triggered by the purchase and sale contemplated by this Agreement, and only to the extent Sellers have knowledge of such consents, Preferential Rights and related matters as set forth on Schedule 5.14 (such consents and Preferential Rights, “Known Preferential Rights and Consents”). The consideration payable under this Agreement for any particular Assets for purposes of Preferential Right notices shall be the Allocated Value for such Assets (proportionately reduced if an Asset is only partially affected). If any additional consents to assignment, Preferential Rights or similar rights pertaining to the Assets that will be triggered by the consummation of the transactions contemplated by this Agreement are discovered prior to Closing, Sellers shall promptly send notices to the holders thereof no later than three (3) Business Days following such discovery. Sellers shall use commercially reasonable efforts to obtain such consents and waivers of such Preferential Rights (or the exercise thereof) prior to the Closing; provided, however, that Sellers shall not be required to make payments or undertake any obligations to or for the benefit of the holders of such rights in order to obtain any such consent or waiver. Purchaser shall cooperate with Sellers in seeking to satisfy or obtain waivers of, as applicable, such Known Preferential Rights and Consents. Notwithstanding anything contained herein to the contrary, subject to Sellers’ compliance with this Section 3.5 and without limiting Section 5.14 (or Purchaser’s rights under Section 11.2(c)(ii) as it pertains to Section 5.14), Sellers shall have no liability for failure to satisfy and/or obtain waivers of, Known Preferential Rights and Consents.
(a)Consents. Without limiting Section 5.14 (or Purchaser’s rights under Section 11.2(c)(ii) as it pertains to Section 5.14), Sellers shall notify Purchaser prior to Closing of

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all Known Preferential Rights and Consents that have not been waived or granted, as applicable, or that have been exercised in the case of Preferential Rights, and the Assets to which they pertain. In no event shall there be included in the Conveyances at Closing any Asset subject to an unsatisfied consent requirement that would be triggered by the purchase and sale of the Assets contemplated by this Agreement if (x) the express terms of the applicable instrument state that the transfer of the Asset without consent would (i) cause the assignment of the affected Asset to be void or voidable, (ii) result in a termination or other material impairment of the owner’s existing rights in relation to such Asset, or (iii) require the payment of liquidated damages absent the consent or give rise to any other legal or equitable action for actual Damages in favor of any Person, or (y) each such consent to transfer the Asset has been expressly denied by the holder thereof in writing (such consent requirement described in any of subclauses (x) or (y), a “Consent Requirement”); provided, that Customary Post-Closing Consents and any consent requirement that by its terms may not be unreasonably withheld (except for a consent requirement described in clause (x)(ii) or (y) of the definition of Consent Requirement), shall not be considered a Consent Requirement. In cases where the Asset subject to a Consent Requirement is a Contract and Purchaser is assigned the Properties to which the Contract relates, but the Contract is not transferred to Purchaser due to the unwaived Consent Requirement, the applicable Seller shall continue after Closing (but no later than the first anniversary after Closing) to use good faith efforts to obtain the applicable consent so that such Seller’s right, title and interest in such Contract can be transferred to Purchaser upon the receipt of such consent. If such consent, approval or authorization cannot be obtained by Closing or promptly after Closing, then at Purchaser’s reasonable request, until the first anniversary of the Closing, the applicable Seller shall use its commercially reasonable efforts, at Purchaser’s sole cost and expense, to provide Purchaser with the rights and benefits of the affected Contract (including entering into “back-to-back” agreements) for the term thereof (but not beyond such first anniversary), and, if such Seller provides such rights and benefits, Purchaser shall assume and perform all obligations and burdens thereunder and arising during any time period, and shall indemnify, defend and hold such Seller harmless from and against any Damages incurred or suffered by such Seller as a consequence of remaining a party to such Contract until the Consent Requirement is satisfied or the Contract has terminated, subject only to Purchaser’s other rights under Article 11. In cases where the Asset subject to a Consent Requirement is a Property and the Consent Requirement to the sale and transfer of such Property is not obtained on or prior to the Closing Date, the affected Asset shall be excluded from the Assets for purposes of the Closing (which shall be deemed to be an Excluded Asset unless and until conveyed to Purchaser pursuant to this Section 3.5(a)) and the Purchase Price shall be reduced by the Allocated Value thereof. In cases where an Asset is subject to a Third Party consent requirement that is not a Consent Requirement or is a Customary Post-Closing Consent, the Asset shall be included in the Assets at the Closing (unless excluded pursuant to the other provisions of this Agreement) and Purchaser shall be responsible after the Closing for satisfying such consent requirement at its sole cost, risk and expense, to the extent the applicable consent was not obtained or waived on or prior to the Closing. If an unsatisfied Consent Requirement for which a Purchase Price adjustment is made at the Closing is subsequently satisfied prior to the date of the final determination of the Final Settlement Statement (the “Final Settlement Date”), Sellers shall receive an upward adjustment to the Purchase Price in the Final Settlement Statement equal to the amount of the previous reduction in the Purchase Price on account of the Consent Requirement (subject to further adjustments as provided under Section 2.2 and Section 2.3) and the provisions of this Section 3.5 shall no longer apply except for the assignment made under the next sentence. Within five (5) Business Days of the Final Settlement Date, whether by agreement between Sellers and Purchaser or the determination of an Independent Expert under Section 9.4(b) (or both), Sellers shall assign to

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Purchaser using substantially the same form as the Conveyance, to the extent previously unassigned, each Property subject to an aforementioned Consent Requirement that was subsequently satisfied after the Closing but prior to the Final Settlement Date and, to the extent not previously included in the adjustments to the Purchase Price at Closing, the Parties shall account to one another under Section 2.2 and Section 2.3 in the Final Settlement Statement in a manner consistent with the foregoing.
(b)Preferential Rights to Purchase.
(i)If any preferential right, right of first refusal, tag-along right or other similar right to purchase any interest in any of the Assets (each, a “Preferential Right”) that would be triggered by the purchase and sale of the Assets contemplated by this Agreement is exercised prior to the Closing or the holder thereof has failed to exercise or waive its Preferential Right and the time for exercise thereof has not yet expired, then (A) the Property and associated Assets affected by such Preferential Right shall be excluded from the Assets conveyed to Purchaser at Closing and shall be deemed an Excluded Asset for all purposes hereunder and (B) the Purchase Price shall be reduced by the Allocated Value of such affected Asset (proportionately reduced if the Preferential Right affects only a portion of such Asset). Sellers shall retain the consideration paid by any Third Party pursuant to the exercise of such Preferential Right; provided, however, the reduction to the Purchase Price made under this Section 3.5(b) for such Property shall not be subject to and may not be used in meeting the Title Defect Deductible.
(ii)If, on the Closing Date, any holder of a Preferential Right triggered by the consummation of the transactions contemplated by this Agreement has failed to exercise or waive its Preferential Right as to any portion of the Assets and the time for such exercise has expired, the affected Assets shall be transferred to Purchaser at Closing.
(iii)If, following the Closing but prior to the date that is one hundred eighty (180) days following the Closing Date, the holder of a Preferential Right triggered by the transactions contemplated by this Agreement (A) who exercised such Preferential Right fails to consummate the purchase in accordance with the applicable agreement, (B) fails to exercise such right and the time for such exercise has expired or (C) waives the right to exercise such right, in each case, Sellers shall notify Purchaser in writing and an additional Closing shall be held within five (5) Business Days following Purchaser’s receipt of such written notice from Seller Representative at which (1) Sellers shall sell, assign and convey the affected Assets to Purchaser pursuant to the terms of this Agreement (using the form of Conveyance), (2) Purchaser shall pay to Sellers an amount equal to the Allocated Value of such Assets, adjusted (mutatis mutandis) in accordance with Section 2.2 and (3) such Assets shall no longer be deemed Excluded Assets for any purposes hereunder. In the event of such assignment, the term “Closing Date” with respect to any such Assets shall mean the date of assignment of such Assets from Sellers to Purchaser. Following the date that is one hundred eighty (180) days following the Closing Date, Sellers shall have no obligation to sell, and Purchaser shall have no obligation to purchase, any Asset subject to a Preferential Right triggered by the transactions contemplated by this Agreement that has not been conveyed to Purchaser pursuant to this Section 3.5.
Section 3.6Casualty or Condemnation Loss.

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(a)Subject to this Section 3.6, Purchaser shall assume all risk of loss from and after the Effective Time with respect to any change in the condition of the Assets and for production of Hydrocarbons through normal depletion (including but not limited to the watering out of any Well, collapsed casing or sand infiltration of any Well) and the depreciation of personal property due to ordinary wear and tear with respect to the Assets.
(b)If, after the Execution Date but prior to the Closing Date, any portion of the Assets is affected by a Casualty Loss or is taken in condemnation or under right of eminent domain and the estimated cost to repair such Assets is greater than Two Million Dollars ($2,000,000), then, subject to the provisions of Section 8.1(e) and Section 8.2(e), no Party shall be obligated to purchase or sell, as applicable, such Asset; provided, however, that (i) if Purchaser declines to purchase such Asset, or Seller Representative, on behalf of Sellers, declines to sell such Asset, the Purchase Price shall be reduced by the Allocated Value of such Asset and such Asset shall be deemed as Excluded Asset for all purposes under this Agreement; (ii) if Purchaser elects to purchase such Asset and Seller Representative, on behalf of Sellers, elects to sell such Asset, the Purchase Price shall be reduced by the estimated cost to repair such Asset, less all insurance proceeds which Sellers shall cause to be paid to Purchaser, up to the Allocated Value of such Asset; or (iii) if Seller Representative, at its sole option and on behalf of Sellers, may elect to cure such Casualty Loss prior to the Closing to at least its condition prior to the applicable Casualty Loss and, in such event, Sellers shall be entitled to all insurance proceeds with respect to such Casualty Loss (if any), and if such affected Asset is cured to at least its condition prior to the applicable Casualty Loss, then Purchaser shall purchase the affected Asset at the Closing for the Allocated Value thereof (as may be adjusted pursuant to this Agreement).
(c)If, after the Execution Date but prior to the Closing Date, any portion of the Assets is affected by a Casualty Loss or is taken in condemnation or under right of eminent domain and the estimated cost to repair such Assets is less than Two Million Dollars ($2,000,000), then, subject to the provisions of Sections 8.1(e) and 8.2(e), this Agreement shall remain in full force and effect, and Purchaser shall nevertheless be required to close. The applicable Seller shall assign to Purchaser or subrogate Purchaser to, in each case to the extent permissible, all of such Seller’s right, title and interest in and to all rights of insurance and other claims (including common law claims to just compensation) against Third Parties that arise from or by their terms cover the applicable Casualty Loss or taking insofar such rights and claims to the Assets.
Section 3.7Limitations on Applicability. THE RIGHTS OF PURCHASER UNDER SECTION 3.4(A) SHALL TERMINATE AS OF THE DEFECT CLAIM DATE AND BE OF NO FURTHER FORCE AND EFFECT THEREAFTER, PROVIDED THERE SHALL BE NO TERMINATION OF PURCHASER’S OR SELLERS’ RIGHTS UNDER SECTION 3.4 WITH RESPECT TO ANY BONA FIDE TITLE DEFECT PROPERLY REPORTED IN A TITLE DEFECT NOTICE OR BONA FIDE TITLE BENEFIT PROPERLY REPORTED IN A TITLE BENEFIT NOTICE ON OR BEFORE THE DEFECT CLAIM DATE. EXCEPT AS PROVIDED IN THIS ARTICLE 3, AND FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (SUBJECT TO SECTION 7.9), AND FURTHER SUBJECT TO AND WITHOUT LIMITING THE TITLE MATTERS AND THE CERTIFICATES DELIVERED BY SELLERS AT CLOSING AS SUCH CERTIFICATES PERTAIN TO THE TITLE MATTERS ONLY, PURCHASER, ON BEHALF OF ITSELF AND THE PURCHASER INDEMNITEES, RELEASES, REMISES AND FOREVER DISCHARGES THE SELLER INDEMNITEES FROM ANY AND ALL DAMAGES, SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS,

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LIABILITIES, INTEREST OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH PURCHASER OR ANY PURCHASER INDEMNITEE MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO OR ARISING OUT OF, ANY TITLE DEFECT OR OTHER LIEN, ENCUMBRANCE, COVENANT, OBLIGATION, OR DEFICIENCY AFFECTING TITLE TO ANY ASSET.
Article 4
ENVIRONMENTAL MATTERS
Section 4.1Assessment.
(a)From and after the Execution Date and up to and including the Environmental Claim Date (or upon the earlier termination of this Agreement), but subject to obtaining all required consents of Third Parties, including Third Party operators of Non-Operated Assets (insofar as applicable), Purchaser may, at its option, cause a Phase I Environmental Site Assessment of all or any portion of the Assets to be conducted by a reputable environmental consulting or engineering firm approved in advance in writing by Sellers and Purchaser (the “Environmental Consultant”) or such Environmental Consultant may conduct visual inspections, record reviews, and interviews relating to the Properties, including their condition and their compliance with Environmental Laws (the “Assessment”); provided, however, that the Assessment and any other activities of Purchaser or its Environmental Consultant performed pursuant to this Section 4.1 shall be performed in strict compliance with applicable Laws and the other limitations set forth in this Section 4.1, Section 7.1 and Section 7.6. The Assessment shall be conducted at the sole risk, cost and expense of Purchaser, and all of Purchaser’s and the Environmental Consultant’s activity conducted under this Section 4.1 and Section 7.1 shall be subject to the indemnity provisions of Section 7.6. Purchaser’s right of access shall not, without the prior written consent of Sellers (which may be withheld in the applicable Seller’s sole discretion), entitle Purchaser to operate equipment or conduct any invasive activities, including any testing or sampling. Sellers have the right to be present during the Assessment. Purchaser shall coordinate its Assessment with Sellers and any applicable Third Party operator (and any other applicable Third Parties that have the right to restrict access to the Assets) to minimize any inconvenience to or interruption of the conduct of business by Sellers, such applicable Third Party operator, or any other Third Party. Purchaser, the Environmental Consultant, and their respective agents, employees and representatives shall abide by Sellers’, and any applicable Third Party operator’s, safety rules, regulations and operating policies while conducting its due diligence evaluation of the Assets including the Assessment. Upon Sellers’ request, Purchaser agrees to promptly provide, but not later than the Defect Claim Date, copies of all final reports and results prepared or compiled by Purchaser, the Environmental Consultant and/or their respective agents, employees and representatives in connection with the Assessment. Sellers shall not be deemed by its receipt of said documents or otherwise to have made any representation or warranty, expressed, implied or statutory, as to the condition of the Assets or the accuracy of said documents or the information contained therein. During all periods that Purchaser, the Environmental Consultant, or any of their respective agents, employees or representatives are on the Assets, Purchaser shall maintain, at its sole expense and with reputable insurers, such insurance as is reasonably sufficient to support Purchaser’s indemnity obligations under Section 7.6. All information (including all reports, results and documentation containing such information) acquired by Purchaser, the Environmental Consultant, or their respective agents, employees or representatives, in conducting the Assessment under this Section 4.1 shall be subject to the Confidentiality Agreement.

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(b)In the event that Purchaser’s Assessment identifies actual or potential “recognized environmental conditions” or similar findings that indicate a reasonable and substantial probability of subsurface contamination in excess of the Individual Defect Threshold and for which the Environmental Consultant recommends in writing the performance of reasonably specific acts of invasive testing, drilling or sampling with respect to any Assets, then Purchaser may request in writing Seller Representative’s permission to conduct a Phase II Environmental Site Assessment to further assess such conditions (each a “Phase II Request”). Each Phase II Request will state with reasonable specificity (i) the actual or potential “recognized environmental conditions” or findings identified and (ii) the proposed scope of the Phase II Environmental Site Assessment, including a description of the activities to be conducted, and a description of the approximate location and expected timing of such activities. Seller Representative, on behalf of Sellers, may, in its sole discretion, approve or deny any Phase II Request, in whole or in part, and Purchaser shall not have the right to conduct any activities identified in such Phase II Request unless and until such time that Seller Representative (or the relevant Third Party operator, as applicable) has approved such Phase II Request in writing; provided, however, that Sellers will use commercially reasonable efforts to procure approval from the relevant Third Party operator for such Phase II Request (provided further that Sellers shall have no obligation to incur any liability or spend any monies therewith). If Seller Representative rejects or fails to consent to Purchaser’s Phase II Request within five (5) Business Days of receipt thereof, Purchaser shall have the right, in its sole discretion, to exclude such Property and its directly associated Assets from the Assets conveyed by Sellers to Purchaser at the Closing, in which case (A) the affected Property and its directly associated Assets shall not be conveyed to Purchaser at the Closing, (B) the Purchase Price shall be reduced by the Allocated Value of such excluded Assets and (C) such Property and its directly associated Assets shall constitute “Excluded Assets” for all purposes of this Agreement.
Section 4.2NORM and Other Matters. Purchaser acknowledges the following:
(a)The Assets have been used for exploration, development, production, processing and/or gathering of oil and gas and that there may be petroleum, produced water, wastes, or other materials located on or under the Properties or associated with the Assets.
(b)Equipment and sites included in the Assets may contain asbestos, Hazardous Materials, or NORM.
(c)NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms.
(d)The wells, materials, and equipment located on the Properties or included in the Assets may contain NORM and other wastes or Hazardous Materials.
(e)NORM containing material and other wastes or Hazardous Materials may have come in contact with the soil.
(f)Special procedures may be required for the remediation, removal, transportation, or disposal of soil, wastes, asbestos, Hazardous Materials, and NORM from the Assets.
(g)PHYSICAL CHANGES IN THE ASSETS OR ADJACENT LANDS MAY HAVE OCCURRED AS A CONSEQUENCE OF THE OIL AND GAS DRILLING, PRODUCTION AND RELATED OPERATIONS CONDUCTED ON THE ASSETS. THE

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ASSETS MAY CONTAIN UNPLUGGED OR IMPROPERLY PLUGGED WELLS, WELLBORES OR BURIED PIPELINES OR OTHER EQUIPMENT, OR IMPROPERLY DECOMMISSIONED FACILITIES, THE LOCATIONS OF WHICH MAY NOT BE KNOWN TO ASSIGNOR OR BE READILY APPARENT FROM A PHYSICAL INSPECTION OF THE ASSETS, AND EXCEPT AS EXPRESSLY PROVIDED BY THE OTHER PROVISIONS HEREIN, AS OF CLOSING, PURCHASER ASSUMES ALL OBLIGATIONS AND LIABILITIES (AND DAMAGES ARISING FROM THE FAILURE TO COMPLY THEREWITH) TO PROPERLY PLUG, RE-PLUG, ABANDON, RE-ABANDON, DECOMMISSION, REMOVE AND/OR RESTORE SURFACE UNDER, ON OR ABOUT THE SAME WITHOUT RECOURSE TO SELLERS.
Section 4.3Notice of Violations of Environmental Laws. To assert an Environmental Defect, Purchaser must deliver one or more claim notices to Seller Representative in writing (each an “Environmental Defect Notice”), on or before 12:00 P.M., prevailing central time on the day that is the Defect Claim Date, of each individual environmental matter disclosed by the Assessment that (a) constitutes a present violation of Environmental Laws in effect as of the Effective Time in the jurisdiction to which the affected Assets are subject, or (b) constitutes a physical condition that requires, if known, or will require, once sufficiently discovered, reporting to a Governmental Body, investigation, monitoring, removal, cleanup, remediation, restoration or correction under Environmental Laws, in each case of subsections (a) and (b) that would result in Environmental Liabilities for which the Environmental Defect Amount exceeds the Individual Defect Threshold (either of subsections (a) or (b), an “Environmental Defect”); provided, however, that an Environmental Defect shall not include Asbestos and Related Liabilities or Plugging and Abandonment Liabilities. The Environmental Defect Notice shall provide (i) a reasonably detailed description of the specific matter that is an alleged Environmental Defect; (ii) the Assets affected; (iii) a reasonable, good faith estimate of the Environmental Defect Amount; and (iv) supporting documents reasonably necessary for Sellers (as well as any consultant, inspector or expert hired by Sellers) to verify the existence of the facts alleged in the Environmental Defect Notice. The failure of an Environmental Defect Notice to contain, in all material respects, the items in clauses (i) through (iv) of the prior sentence shall render such notice ineffective. As used herein, the “Environmental Defect Amount” means an amount equal to the cost, net to Sellers’ interest in the Assets, of the Lowest Cost Response applicable to an Environmental Defect. To give Sellers an opportunity to commence reviewing and curing Environmental Defects, Purchaser shall use commercially reasonable efforts to provide Seller Representative with weekly informal written (with e-mail being sufficient) or oral notice of any potential Environmental Defect promptly following Purchaser’s determination of the probable or suspected existence of such Environmental Defect, which notice may be supplemented, revised or formalized prior to the Defect Claim Date; provided, however, that the failure of Purchaser to provide such weekly notice shall not be deemed to waive or otherwise prejudice Purchaser’s right to assert Environmental Defects on or before the Defect Claim Date in accordance with this Section 4.3 or any of Purchaser’s remedies with respect thereto. Sellers shall have the right, but not the obligation, to attempt, at Sellers’ sole cost, to cure any Environmental Defect asserted by Purchaser pursuant to this Section 4.3 prior to Closing with such measures as are contemplated by the Lowest Cost Response for such Environmental Defect.
Section 4.4Remedies for Violations of Environmental Laws.
(a)If an Environmental Defect Notice delivered pursuant to Section 4.3 discloses an Environmental Defect that is not waived in writing by Purchaser or is not cured by Sellers prior to the Closing and for which the Environmental Defect Amount exceeds the Individual Defect Threshold, then subject to Sellers’ continuing right to contest an Environmental Defect or

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Environmental Defect Amount under Section 4.4(c), Seller Representative shall, at its sole election, elect one of the following options on or prior to Closing and/or at the time specified below:
(i)reduce the Purchase Price by the Environmental Defect Amount of such Environmental Defect and convey the affected Environmental Defect Property to Purchaser at Closing;
(ii)in the event that any Environmental Defect Amount asserted by Purchaser in an Environmental Defect Notice exceeds an amount equal to twenty-five percent (25%) of the Allocated Value of the affected Environmental Defect Property, retain the Assets that are subject to (or alleged to be subject to) the Environmental Defect, in which event (A) the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Environmental Defect Property and (B) such Environmental Defect Property shall be deemed an Excluded Asset for all purposes under this Agreement;
(iii)subject to Purchaser’s written consent (not to unreasonably withheld, conditioned or delayed) enter into an agreement with Purchaser whereby the applicable Seller will as soon as reasonably practicable after Closing, at the sole cost and expense of the applicable Seller, perform or cause to be performed such operations as are contemplated by the Lowest Cost Response to address the matter disclosed in such Environmental Defect Notice;
(iv)subject to Purchaser’s written consent (which may be conditioned or withheld at Purchaser’s sole discretion), indemnify Purchaser against all Damages resulting from the Environmental Defect pursuant to an indemnity agreement in a form reasonably agreeable to such Seller and Purchaser; or
(v)if applicable, terminate this Agreement pursuant to Article 10.
(b)Notwithstanding anything to the contrary in this Agreement, in the event that Seller Representative does not elect the remedy described in Section 4.4(a)(ii) and the Environmental Defect Amount reasonably asserted by Purchaser in good faith in an Environmental Defect Notice exceeds an amount equal to one hundred percent (100%) of the Allocated Value of the affected Environmental Defect Property, Purchaser shall have the right, exercisable by delivery of notice to Seller Representative prior to Closing, to elect to exclude the affected Environmental Defect Property from the Assets conveyed to Purchaser at Closing, in which event (i) the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Environmental Defect Property and (ii) such Environmental Defect Property shall be deemed an Excluded Asset for all purposes under this Agreement.
If the applicable Seller elects the option set forth in the above Section 4.4(a)(i), then Purchaser shall be deemed to have assumed responsibility for all costs and expenses attributable to the remediation of the applicable Environmental Defect and all Damages with respect thereto. If the applicable Seller elects the option set forth in Section 4.4(a)(iv), the unadjusted Purchase Price shall not be reduced. If Sellers elect the option set forth in Section 4.4(a)(iii) and Purchaser and Sellers have failed to agree by the Closing on the terms of the agreement contemplated thereby (which the Parties shall use good faith efforts to reach), Sellers shall then proceed with respect to such matter under another applicable election.

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(c)Seller Representative and Purchaser shall attempt in good faith to agree on all timely alleged Environmental Defects and Environmental Defect Amounts, and the sufficiency of any cures performed pursuant Section 4.3 prior to the Closing Date. If Seller Representative and Purchaser are unable to agree prior to the Closing Date, then (i) subject to Section 4.4(d), Purchaser’s reasonable, good faith estimate of the Environmental Defect Amount for each alleged Environmental Defect subject to an election under Section 4.4(a)(i) shall be used to determine the adjustment to the Purchase Price for purposes of calculating the Closing Payment and deposited at Closing in the Environmental Defect Escrow Account by Purchaser, and (ii) the Environmental Defects, and the proposed cures, and Environmental Defect Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 4.4(c). Following the Closing Date, Environmental Defects and Environmental Defect Amounts in dispute may be submitted to an environmental attorney with at least ten (10) years’ experience in evaluating the compliance with Environmental Laws of oil and gas assets similarly situated to the Properties in one or more of the jurisdictions where they are located, as selected by mutual agreement of Purchaser and Seller Representative; provided, that absent such agreement on the selection of the arbitrator within a period of thirty (30) days following the first notice by a Party delivered to the other Party of an intent to initiate arbitration, the arbitrator shall be selected by the Houston, Texas office of the American Arbitration Association (the “Environmental Arbitrator”). The Environmental Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the applicable dispute. The arbitration proceeding shall be held in Houston, Texas and shall be conducted in English and in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 4.4(c). Seller Representative and Purchaser shall instruct the Environmental Arbitrator to make his or her determination within thirty (30) days after submission of the matters in dispute and such determination shall be final and binding upon the Parties, without right of appeal, except in the case of Fraud. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in this Article 4 and may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. Additionally, the Environmental Arbitrator may consult with and engage disinterested Third Parties in advising the arbitrator, including environmental attorneys from other states and professional environmental consultants. The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Defects, attempted cures, and Environmental Defect Amounts, as applicable, submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter. Notwithstanding the foregoing, the Environmental Arbitrator may not award or determine an Environmental Defect Amount for an Environmental Defect that exceeds the Environmental Defect Amount for such Environmental Defect as asserted by Purchaser in a valid and timely delivered Environmental Defect Notice. Each Party shall bear its own legal fees and other costs of presenting its case, and shall bear one-half of the costs and expenses of the Environmental Arbitrator. If Sellers make any election other than Section 4.4(a)(ii) or Section 4.4(a)(iv) with respect to an Environmental Defect or Environmental Defect Amount but such Environmental Defect or Environmental Defect Amount is to be determined by the Environmental Arbitrator pursuant to this Section 4.4(c), then within five (5) Business Days after the Environmental Arbitrator has made a determination, Sellers at their option may, notwithstanding such determination, elect the option set forth in Section 4.4(a)(ii) or Section 4.4(a)(iv), and any retained Assets under Section 4.4(a)(ii) shall become Excluded Assets hereunder (and reassigned to Sellers using a form of assignment substantially similar to the Conveyance, mutatis mutandis, if previously assigned to Purchaser), and the Purchase Price shall be adjusted as provided in Section 2.2 as if such Assets were

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excluded at Closing. If any disputed environmental matters are submitted to the Environmental Arbitrator pursuant to this Section 4.4(c), then the Environmental Defect Amount deposited in the Environmental Defect Escrow Account applicable to such disputed environmental matter shall be released to Sellers and/or Purchaser, as applicable (and Seller Representative and Purchaser will issue joint written instructions to the Escrow Agent in compliance with this sentence), upon, and as would be necessary to give effect to, the final resolution of such disputed title matter, whether by agreement between the Parties or by determination of the Environmental Arbitrator pursuant to this Section 4.4(c). The determination of the Environmental Arbitrator (and any subsequent release by the Escrow Agent or exclusion election by Sellers) shall be taken into account in the Final Settlement Statement; provided, that if such determination occurs after the Final Settlement Date, then the terms of Section 9.4(b) and Section 9.4(c) shall apply to all adjustments and payments pertaining to the Assets subject thereto to the extent applicable.
(d)Notwithstanding anything herein to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Sellers (A) for individual Environmental Defects for which the Environmental Defect Amount does not exceed the Individual Defect Threshold, provided, however, that all Environmental Defect Amounts attributable to any single Environmental Defect that affects multiple Assets at an individual given wellsite or pad shall be aggregated across such multiple Assets for purposes of applying the Individual Defect Threshold, or (B) with respect to Non-Operated Assets operated by Purchaser or its Affiliate, for Environmental Defects that are caused by or arise from operations, omissions or actions taken by Purchaser or any Affiliate of Purchaser (or either of its contractors, subcontractors or contract operators) in its conduct as operator of the applicable affected Non-Operated Assets, and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Sellers for Environmental Defects unless and until the aggregate amount of all Environmental Defect Amounts covered by Section 4.4(a)(i) that exceed the Individual Defect Threshold, exceeds a deductible in an amount equal to three percent (3%) of the Purchase Price (the “Environmental Defect Deductible”), after which point Purchaser shall be entitled to adjustments to the Purchase Price or other available remedies under this Section 4.4 with respect to Environmental Defects in excess of the Environmental Defect Deductible, subject to the Individual Defect Threshold and Sellers’ elections under this Section 4.4. The Allocated Value of any Property (or affected portion thereof) retained by Sellers in accordance with Section 4.4(a)(ii) may not be used in meeting the Environmental Defect Deductible.
Section 4.5Limitations.
(a)Subject to and without limiting the Environmental Matters, this Article 4 is intended to be the sole and exclusive remedy that Purchaser Indemnitees shall have against Seller Indemnitees with respect to any matter or circumstance relating to Environmental Laws, the release of materials into the environment or protection of the environment or health. Except to the limited extent necessary to enforce the terms of this Article 4 and without limiting the Environmental Matters, Purchaser (on behalf of itself, each of the other Purchaser Indemnitees and their respective insurers and successors in interest) hereby releases and discharges any and all claims and remedies at Law or in equity, known or unknown, whether now existing or arising in the future, contingent or otherwise, against the Seller Indemnitees with respect to any matter or circumstance relating to Environmental Laws, the release of materials into the environment or protection of the environment or health EVEN IF SUCH CLAIMS OR DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, GROSS OR CONCURRENT, EXCLUDING WILLFUL MISCONDUCT),

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STRICT LIABILITY OR OTHER LEGAL FAULT OF SELLER INDEMNITEES. Except for Sellers’ representations and warranties expressly made in Section 5.7 and Section 5.19, Purchaser acknowledges that Sellers have not made and will not make any representation or warranty regarding any matter or circumstance relating to Environmental Laws, any Environmental Defect or Environmental Liability, the release of materials into the environment or protection of the environment or health, and that nothing in this Agreement or otherwise shall be construed as such a representation or warranty.
(b)Notwithstanding anything in this Agreement to the contrary, Sellers shall not be liable, either directly or indirectly, for Damages allocable or attributable to any of the Assets operated by Purchaser or its Affiliate and relating to a violation of any Environmental Law or any other matter to the extent it would or does give rise to Environmental Liabilities.
Article 5
SELLERS’ REPRESENTATIONS AND WARRANTIES
Section 5.1Disclaimers.
(a)EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR IN THE CERTIFICATE OF EACH SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(F) OR FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (SUBJECT TO SECTION 7.9), WITH RESPECT TO THE ASSETS AND THE TRANSACTIONS CONTEMPLATED HEREBY (i) SELLERS MAKE NO REPRESENTATIONS OR WARRANTIES, STATUTORY, EXPRESS OR IMPLIED, AND (ii) PURCHASER HAS NOT RELIED UPON, AND SELLERS EXPRESSLY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR, ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, MEMBERS, MANAGERS, EQUITY OWNERS, CONSULTANTS, REPRESENTATIVES OR ADVISORS OR OTHER PURCHASER INDEMNITEES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY ANY SELLER INDEMNITEE OR ANY OTHER EMPLOYEE, AGENT, OFFICER, DIRECTOR, MEMBER, MANAGER, EQUITY OWNER, CONSULTANT, REPRESENTATIVE OR ADVISOR OF EACH SELLER OR ANY OF THEIR AFFILIATES).
(b)EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR IN THE CERTIFICATE OF EACH SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(F), OR FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (SUBJECT TO SECTION 7.9), WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLERS EXPRESSLY DISCLAIM, AND PURCHASER ACKNOWLEDGES AND AGREES THAT IT HAS NOT RELIED UPON, ANY REPRESENTATION OR WARRANTY, STATUTORY, EXPRESS OR IMPLIED, AS TO (i) TITLE TO ANY OF THE ASSETS, (ii) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (iii) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS (INCLUDING ANY DRILLING OPPORTUNITIES), (iv) ANY ESTIMATES OF THE VALUE

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OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (v) THE PRODUCTION OR PRODUCTION RATES OF PETROLEUM SUBSTANCES FROM THE ASSETS, (vi) ANY ESTIMATES OF OPERATING COSTS AND CAPITAL REQUIREMENTS FOR ANY WELL, OPERATION, OR PROJECT, (vii) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (viii) THE CONTENT, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY THIRD PARTIES, (ix) RECOMPLETION OPPORTUNITIES, DECLINE RATES, PRODUCT PRICING ASSUMPTIONS, ACCESS TO THE PROPERTIES (AND ANY LIMITATIONS THEREON), THE ABILITY TO SELL OR MARKET ANY HYDROCARBONS OR THE AVAILABILITY OF ANY CONNECTION, MARKET OR OUTLET TO PRODUCE, TRANSPORT, STORE, PROCESS, GATHER OR MARKET HYDROCARBONS, (x) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT, TRADEMARK, TRADE DRESS, TRADE SECRET OR OTHER INTELLECTUAL PROPERTY INFRINGEMENT, OR (xi) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, MEMBERS, MANAGERS, EQUITY OWNERS, CONSULTANTS, REPRESENTATIVES, ADVISORS OR OTHER PURCHASER INDEMNITEES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, STATUTORY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM REDHIBITORY VICES OR OTHER VICES OR DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT PURCHASER SHALL BE DEEMED TO BE OBTAINING THE ASSETS, INCLUDING THE EQUIPMENT, IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.
(c)Any representation “to the knowledge of such Seller” or “to such Seller’s knowledge” is limited to matters, with respect to each Seller, within the actual knowledge of the persons set forth on Exhibit G. “Actual knowledge” for purposes of this Agreement means information actually personally known, without further investigation or inquiry.
(d)Inclusion of any matter, fact, occurrence, information or circumstance in the Schedules shall not be construed as an admission or acknowledgment or otherwise imply that, with respect to any representation or warranty qualified by materiality (or similar qualifier), such matter, fact, occurrence, information or circumstance is, or may be, material. Matters may be disclosed on a Schedule to this Agreement for purposes of information only. Matters disclosed in each Schedule shall qualify the representation and warranty in which such Schedule is referenced and any other representation and warranty to which the relevance of such matter to any other Schedule is reasonably apparent on the face of such disclosure. The fact that any item of information is disclosed in a Schedule to this Agreement shall not constitute an admission by such Party that such item is material, that such item has had or would have a Material Adverse Effect or a material adverse effect, as applicable, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

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(e)Subject to the foregoing provisions of this Section 5.1, and the other terms and conditions of this Agreement, each Seller severally and not jointly represents and warrants to Purchaser, solely with respect to itself and its particular interests in the Assets (it being understood that representations below with respect to the Assets or other properties included therein shall be understood to refer only to its interests in the Assets or such properties), as of the Execution Date, the matters set forth in Sections 5.2 through 5.19.
Section 5.2Existence and Qualification. As to EMEP, such Seller is a limited liability company and as to Vendera, such Seller is a limited partnership, in each case, duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it was organized. Such Seller is duly qualified to do business as a foreign limited liability company or limited partnership, as applicable, where the Assets are located to the extent required by Law, except where the failure to so qualify would not have a Material Adverse Effect.
Section 5.3Power. Such Seller has the requisite power to enter into and perform this Agreement and each other Transaction Document to be executed by such Seller in connection with the transactions contemplated hereby and to consummate the transactions contemplated hereby and thereby.
Section 5.4Authorization and Enforceability. The execution, delivery and performance of this Agreement and each other Transaction Document to be executed by such Seller in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller (and all other Transaction Documents required hereunder to be executed and delivered by such Seller at Closing will be duly executed and delivered by such Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of such Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).
Section 5.5No Conflicts. The execution, delivery and performance of this Agreement and the other Transaction Documents by such Seller, and the transactions contemplated hereby and thereby, will not (a) violate or conflict with any provision of any Charter Documents of such Seller, (b) result in the creation or imposition of any Encumbrance on any of the Assets (except for Permitted Encumbrances), (c) result in any violation or default (or an event that, with due notice or lapse of time or both, would be a violation or default) or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any promissory note, bond, mortgage, indenture, loan or other similar financing instrument or agreement to which such Seller is a party or by which such Seller’s interest in the Assets may be bound, (d) violate any judgment, order, ruling, or decree applicable to such Seller as a party in interest or such Seller’s interest in the Assets, or (e) violate in a material respect any Laws applicable to such Seller or any of the Assets (except for rights to consent by, required notices to, and filings with or other actions by Governmental Bodies where the same are not required prior to the assignment of oil and gas interests), except in each case for (i) Permitted Exceptions, and (ii) any matters described in subsections (b), (c) or (d) above which would not have, individually or in the aggregate, a Material Adverse Effect.
Section 5.6Liability for Brokers’ Fees. Neither Purchaser nor any of its Affiliates shall directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of such Seller or any of its Affiliates, for brokerage fees, finder’s fees, agent’s commissions

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or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.
Section 5.7Litigation. Except as disclosed on Schedule 5.7, there are no Proceedings pending or, to such Seller’s knowledge, threatened in writing (a) against such Seller or any of its Affiliates with respect to the Assets (or, to such Seller’s knowledge, to which the Assets are subject in rem or that specifically or expressly concern the Assets or the operation thereof), (b) to Seller’s knowledge, against any Third Party with respect to the Assets, or (c) that would be reasonably expected to impair or delay such Seller’s ability to perform its obligations under this Agreement and the other Transaction Documents.
Section 5.8Taxes. Except as set forth on Schedule 5.8, (a) all Asset Taxes that have become due and payable have been paid, other than such Taxes that are being contested in good faith in appropriate proceedings, (b) all Tax Returns with respect to Asset Taxes have been duly and timely filed and each such Tax Return is true, correct and complete in all material respects, (c) there is not currently in effect any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any material Asset Taxes, (d) there are no liens (other than Permitted Encumbrances) on any of the Assets related to any unpaid Taxes, (e) there are no material administrative or judicial Proceedings by any taxing authority pending, or to such Seller’s knowledge, threatened in writing, against such Seller relating to any Asset Taxes and (f) none of the Assets are subject to any tax partnership agreement or are otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.
Section 5.9Outstanding Capital Commitments. Except as disclosed on Schedule 5.9, as of the Effective Time, there is no individual outstanding AFE or similar binding commitment to make capital expenditures that such Seller or Operator has issued or otherwise received from a Third Party which is binding on the Assets, the value of which such Seller reasonably anticipate exceeds Two Hundred Fifty Thousand Dollars ($250,000), net to such Seller’s interest, chargeable to such Seller’s interests after the Effective Time.
Section 5.10Compliance with Laws. Except as disclosed on Schedule 5.10, such Seller and the Operator are presently in compliance and have complied in all material respects, during the 36 month period prior to the Execution Date (the “Compliance Period”), with all applicable Laws with respect to such Seller’s and the Operator’s ownership and operation of the Assets, excluding matters that have been cured or resolved in accordance with applicable Law. Neither Seller nor any of its respective Affiliates have received from any Person any written notice with respect to the Assets of a material violation of or material default by such Seller or Operator of any Law applicable to the Assets or the ownership or operation thereof that remains unresolved. Notwithstanding the foregoing, this Section 5.10 shall not apply to or cover Environmental Laws.
Section 5.11Contracts.
(a)Except as set forth on Schedule 5.11(a), (i) each Material Contract is a legal, valid and binding obligation of the Seller party thereto and (A) to Seller’s knowledge, is a legal, valid and binding obligation of each party thereto, (B) is enforceable in accordance with its terms against Seller, and to Seller’s knowledge, against any other party thereto, and (C) is in full force and effect in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is

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considered in a Proceeding in equity or at law), and (ii) there are no current written notices received or given by such Seller (or its Affiliates, including Operator) of the exercise of any termination, price redetermination, market-out, or curtailment of any Material Contract. There exists no breach under any Material Contract by such Seller (or its Affiliates, including Operator) or to such Seller’s knowledge any other Person that is a party to any such Material Contract. To such Seller’s knowledge, no event has occurred that with notice or lapse of time or both would constitute a breach under any such Material Contract by such Seller, Operator or any other Person who is a party to such Material Contract. Prior to the Execution Date, such Seller has made available to Purchaser true and complete copies of each Material Contract (with all amendments, supplements and modifications thereto) insofar as in such Seller’s possession or control.
(b)Schedule 5.11(b) sets forth all of the following Contracts (x) included in the Assets, and (y) to such Seller’s knowledge, to which any of the Assets will be bound as of the Closing (the “Material Contracts”): (i) any Contract for the sale, purchase, exchange, disposition, gathering, handling, stabilizing, separation, compression, dehydrating, distilling, conditioning, blending, fractionation, disposal, treatment, injection, storage, transportation (including trucking), marketing, drilling, or processing of Hydrocarbons produced from or attributable to such Seller’s interest in the Assets and all Contracts with respect to saltwater, freshwater, waste water, flowback water or other water that is not cancelable without penalty or other material payment on not more than sixty (60) days prior written notice; (ii) any Contract that contains an unperformed obligation to sell, lease, farmout, exchange, transfer or otherwise dispose of any interest in any of the Properties after the Effective Time, other than (A) conventional rights of reassignment arising in connection with such Seller’s surrender or release of any of the Properties and (B) Preferential Rights or Consent Requirements, which are addressed in Section 5.14; (iii) joint operating agreements, area of mutual interest agreements, unexpired farmout and farmin agreements, participation agreements, exploration agreements, joint venture agreements, development agreements, unit agreements, term assignments or similar Contracts; (iv) any Contract (other than customary joint operating agreements) that can reasonably be expected to result in aggregate payments or receipts of revenue by all Sellers of more than Two Hundred and Fifty Thousand Dollars ($250,000) net to all Sellers’ aggregated interest during the current or any subsequent fiscal year or more than One Million Dollars ($1,000,000) in the aggregate net to all Sellers’ aggregated interest over the term of such agreement (based on the terms thereof and contracted (or if none, current) quantities where applicable); (v) any Contract that includes an acreage dedication, area of mutual interest provision, minimum throughput obligation, demand charges, “take or pay” obligation or minimum volume commitments; (vi) any Contract that constitutes a lease under which any Seller (or Operator) is the lessor or lessee of real or personal property which lease (A) cannot be terminated without penalty upon sixty (60) days or less notice and (B) involves an annual base rental of more than One Hundred Thousand Dollars ($100,000); (vii) any Contract that includes non-competition restrictions or other similar restrictions on doing business or contains drag-along rights or tag-along rights held by a Person other than Sellers with respect to any material Asset; (viii) any Contract that is a collective bargaining agreement or similar Contract with any labor union; (ix) any Contract granting any Person a call upon, option to purchase or similar rights with respect to production of Hydrocarbons from the Assets; (x) any mortgage, deed of trust or security interest encumbering any Asset (other than Permitted Encumbrances) that will not be terminated at or prior to the Closing; (xi) the Plains Agreement; and (xii) any Contracts with Affiliates of any Seller (or between any two Sellers) that will be binding on the Assets or Purchaser after the Closing.

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Section 5.12Payments for Production. Except as set forth on Schedule 5.12 and except for the Suspended Proceeds and the obligations of Sellers with respect to Imbalances, to such Seller’s knowledge, such Seller is not obligated under any Contract containing a take-or-pay, advance payment, prepayment, or similar provision, or under any gathering, transportation, transmission, or similar Contract to sell, gather, deliver, process, or transport any Hydrocarbons or proceeds from the sale thereof without then or thereafter receiving full payment or credit therefor.
Section 5.13Imbalances. Schedule 5.13 sets forth all of such Seller’s material Imbalances and associated penalties with respect to the Operated Assets, and to such Seller’s knowledge, all material Imbalances and penalties associated with the Assets operated by Third Parties.
Section 5.14Consents and Preferential Purchase Rights. Except as set forth on Schedule 5.14, none of the Assets or any portion thereof, is subject to any (a) Preferential Rights or (b) Consent Requirements, in each case that would be triggered by the purchase and sale of Assets contemplated by this Agreement, except for (i) Customary Post-Closing Consents and (ii) maintenance of uniform interest provisions and similar provisions in Contracts or Surface Rights (such items in clauses (i) and (ii), “Permitted Exceptions”). Sellers’ liability under Section 11.2(c)(ii) for a breach of this Section 5.14 with respect to a preferential right or a Consent Requirement, solely to the extent relating to the loss of reserves attributable to an affected Property, shall not exceed the Allocated Value of the Assets affected thereby.
Section 5.15Condemnation. To such Seller’s knowledge, there is no actual or threatened taking (whether permanent, temporary, whole or partial) of any part of the Properties by reason of condemnation or the threat of condemnation.
Section 5.16Bankruptcy. There are no bankruptcy, reorganization or receivership Proceedings pending, being contemplated by or, to such Seller’s knowledge, threatened against such Seller.
Section 5.17Royalty Payments. To such Seller’s knowledge, all payments required under the Leases and all royalties (including lessor’s royalties and non-participating royalties), overriding royalties, production payments, net profits interests, rentals and other burdens on, payable out of or measured by such Seller’s ownership of the Properties constituting the Operated Assets or the production from or attributable to the Properties constituting the Operated Assets have been timely and properly paid to the Persons entitled thereto in compliance in all material respects with all applicable Leases, Contracts and other obligations, except for the Suspended Proceeds.
Section 5.18Plugged and Abandoned Wells. Except as set forth on Schedule 5.18,     with respect to the Operated Assets and, to such Seller’s knowledge, with respect to the Non-Operated Assets, (a) all Wells drilled by such Seller, or to such Seller’s knowledge, any other Person, have been drilled and completed within the limits permitted by all applicable Leases, (b) there is no Well included in the Assets with respect to which such Seller or its Affiliates is in violation of Law for failing to timely plug and abandon, (c) there are no Wells included within the Operated Assets that are presently required by Law, Lease or Contract to be plugged and abandoned or have been plugged and abandoned by such Seller or its Affiliates but have not been plugged or abandoned in accordance with all applicable requirements of each Governmental Body having jurisdiction over such Assets, applicable Law, Contract or Lease.
Section 5.19Environmental Matters. Except as set forth on Schedule 5.19:

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(a)neither such Seller nor any of its Affiliates, nor to such Seller’s knowledge, any Third Party operator, has received written notice from any Governmental Body or any other Person (i) of any alleged or actual violation of, non-compliance with or liability under any Environmental Law or of any non-compliance with the terms or conditions of any Governmental Authorizations arising from or related to the Assets or the ownership or operation of any portion thereof or (ii) that such Seller or any of its Affiliates is otherwise legally responsible for the presence or Release of, or exposure to, any Hazardous Materials related to its ownership or operation of the Assets, in each case, other than notices with respect to matters that have been resolved and corrected and for which such Seller (or its applicable Affiliate) have no further remedial or payment obligations outstanding;
(b)(i) with respect to the Assets that such Seller or its Affiliates operate and, to such Seller’s knowledge, with respect to the Assets that any Third Party operates, there are no Proceedings pending, or (ii) to such Seller’s knowledge, there are no Proceedings threatened in writing, against such Seller or its Affiliates with respect to the Assets alleging violations of, non-compliance with or liabilities under any Environmental Law or Governmental Authorizations relating to Hazardous Materials;
(c)neither such Seller nor its Affiliates or, to such Seller’s knowledge, any Third Party operator is currently operating or required to be operating the Assets under any compliance or consent order, consent decree or similar agreement with a Governmental Body with respect to the Assets that (i) is in existence as of the Execution Date and (ii) is based on any Environmental Laws that would reasonably be expected to adversely impair in a material respect the use or operation of any of the Properties as currently used or operated; and
(d)Notwithstanding any provision to the contrary in this Agreement but without limiting or affecting the Special Matters described in clauses (b) and (e) of the definition of “Special Matters” or the representation and warranty in Section 5.7, and subject to Purchaser’s rights and remedies in Section 4.4, this Section 5.19 is the sole and exclusive representation and warranty of Sellers pertaining or relating to matters arising under or with respect to Environmental Laws, Hazardous Materials or Environmental Liabilities.
Section 5.20Asset Bonds. Schedule 5.20 sets forth a complete and accurate list of all Asset Bonds provided by or on behalf of such Seller or its Affiliates in support of the obligations of such Seller or any of its Affiliates related to the ownership or operation of the Assets.
Section 5.21Non-Consent Operations; Payout Balances. Except as set forth on Schedule 5.21 or except as reflected on Exhibit B, neither Seller nor Operator have elected not to participate or been deemed to be a non-consenting party under any applicable operating agreement in any operation or activity proposed with respect to the Assets which could result in any Seller’s interest in such Assets becoming subject to a penalty or forfeiture as a result of such election not to participate or being deemed to be a non-consenting party in such operation or activity. With respect to those Wells included in the Operated Assets, Schedule 5.21 sets forth, and with respect to any Well included in the Non-Operated Assets, to Sellers’ knowledge, Schedule 5.21 sets forth, a complete and accurate list of the status of any payout balances for each Well subject to a reversion or other adjustment at any level of cost recovery or Hydrocarbon production from or attributable to such Well, as of the dates shown on Schedule 5.21 with respect to each Well.

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Section 5.22Suspended Proceeds. Schedule 5.22 lists all Suspended Proceeds as of the Effective Time, and to such Seller’s knowledge, the names or names of the Persons claiming such funds or to whom such funds are owed as of the Effective Time.
Section 5.23Lease Matters.
(a)Neither such Seller nor any of its Affiliates has received any written notice from a lessor seeking to terminate, cancel, rescind or procure judicial reformation of any Lease.
(b)Except as set forth on Schedule 5.23(b), none of the Contracts, Leases or Wells are subject to (i) to such Seller’s knowledge, any full surface waivers or similar material restrictions on drilling, reworking, recompletion or location of drill sites, or other prohibitions on the ingress and egress to and from the Leases, for purposes of drilling and other operations, in each case, that would, individually or in the aggregate, be reasonably likely to materially impair or have a material and adverse effect on the reasonably foreseeable, as of the Execution Date, development of the Assets or (ii) any outstanding, binding drilling commitment to drill, rework or recomplete a well or wells (excluding optional drilling upon the end of a primary term to perpetuate a Lease or similar Asset).
Section 5.24Operatorship. As of the Execution Date, none of Sellers or any of their respective Affiliates has received written notice of any pending vote to have any Seller (or their respective Affiliates) removed as the named operator of any of the Assets for which any Seller (or their respective Affiliates) is currently designated as the operator.
Section 5.25Governmental Authorizations. Except as set forth on Schedule 5.25, Sellers have all material Governmental Authorizations under applicable Laws necessary for their ownership or operation of the Assets as currently owned and operated, and each such Governmental Authorization is in full force and effect and has been duly and validly issued. Sellers are in compliance in all material respects with, and have not violated in any material respect, the terms or provisions of each such Governmental Authorization except for any such violations as have been resolved or corrected in compliance with Law.
Section 5.26Employee Matters.
(a)With respect to their operation of the Assets, no Seller nor any of their respective Affiliates is, and has not been, party to, bound by or asked to negotiate, any collective bargaining or other Contract or understanding with any labor organization. With respect to the operation of the Assets, no Seller nor any of their respective Affiliates is party to or threatened in writing with any dispute or controversy with a labor union with respect to unionization or collective bargaining involving any of their respective current or former employees.
(b)Sellers and their respective Affiliates are in compliance in all material respects with applicable Laws relating to employment. There is no pending nor, to Sellers’ knowledge, threatened claim or investigation in respect of any such applicable Laws relating to employment (including any employment discrimination charge or employment-related multi-claimant or class action claims), nor, to Sellers’ knowledge, is there any basis therefor. Notwithstanding any provision to the contrary in this Agreement but without limiting or affecting the Special Matters, the representations and warranties in this Section 5.26 are Sellers’ sole and exclusive representations and warranties regarding employment matters.

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Section 5.27Employee Plans.
(a)To such Seller’s knowledge, each Employee Plan complies with applicable Law. Each Employee Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a current IRS determination letter or is the subject of a current IRS opinion or advisory letter and nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Employee Plan in a material manner.
(b)Neither such Seller nor any ERISA Affiliate of such Seller has, during the six (6) year period prior to the Execution Date, maintained, contributed to, or had an obligation to contribute to (i) a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV of ERISA or Section 412 or Section 430 of the Code or Section 302 or Section 303 of ERISA, (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) a “funded welfare plan” (within the meaning of Section 419 of the Code), or (v) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).
(c)Except as set forth on Schedule 5.27(c), neither the execution of this Agreement nor the Closing (whether alone or in connection with any subsequent event(s)) will cause or result in (i) any payments (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting (other than any vesting of a customary equity award issued by such Seller or Affiliate thereof, and for which Purchaser has no responsibility), increase in benefits or obligation to fund benefits with respect to any Offered Employee, or (ii) any excess parachute payment within the meaning of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.
Section 5.28Investment Representation. Such Seller is acquiring the TXO Stock for its own account as an investment and not with a view to sell, transfer or otherwise distribute all or any part thereof to any other Person in any transaction that would constitute a “distribution” within the meaning of the Securities Act. Such Seller acknowledges that it can bear the economic risk of its investment in the TXO Stock, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the TXO Stock taking into account Purchaser and TXO’s representations, warranties and agreements hereunder. Such Seller is an “accredited investor” as such term is defined in Rule 501 of Regulation D under the Securities Act. Such Seller understands that neither the offer nor sale of the TXO Stock has been registered pursuant to the Securities Act or any applicable state securities Laws (subject to the other terms of this Agreement), that all of the TXO Stock is subject to substantial restrictions on transfer, that all of the TXO Stock will be characterized as “restricted securities” under federal securities Laws, and that, under such Laws and applicable regulations, none of the TXO Stock can be sold or otherwise disposed of without registration under the Securities Act or an exemption thereunder.
Article 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES
Each Purchaser Party, jointly and severally, represents and warrants to Sellers the following as of the Execution Date and as of the Closing Date:
Section 6.1Existence and Qualification.

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(a)Morning Star is: (i) a limited liability company organized, validly existing and in good standing under the Laws of the state of Delaware and (ii) duly qualified to do business as a foreign limited liability company in every jurisdiction in which it is required to qualify in order to conduct its business.
(b)TXO is: (i) a limited partnership organized, validly existing and in good standing under the Laws of the state of Delaware and (ii) duly qualified to do business as a foreign limited partnership in every jurisdiction in which it is required to qualify in order to conduct its business.
Section 6.2Power. Each Purchaser Party has the requisite power to enter into and perform this Agreement and each other Transaction Document to be executed by such Purchaser Party in connection with the transactions contemplated hereby and to consummate the transactions contemplated hereby and thereby.
Section 6.3Authorization and Enforceability. The execution, delivery and performance of this Agreement and each other Transaction Document to be executed by each Purchaser Party in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary company action on the part of such Purchaser Party. This Agreement has been duly executed and delivered by each Purchaser Party (and all other Transaction Documents required hereunder to be executed and delivered by such Purchaser Party at Closing will be duly executed and delivered by such Purchaser Party) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of each Purchaser Party, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).
Section 6.4No Conflicts. The execution, delivery and performance of this Agreement and the other Transaction Documents by each Purchaser Party, and the transactions contemplated hereby and thereby, will not (a) violate or conflict with any provision of any Charter Documents of any Purchaser Party, (b) result in the creation or imposition of any material Encumbrance, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any promissory note, bond, mortgage, indenture, loan or similar financing instrument or agreement to which any Purchaser Party is a party or which affects any Purchaser Party’s assets, (c) violate any judgment, order, ruling, or regulation applicable to any Purchaser Party as a party in interest or (d) violate in any material respects any Laws applicable to any Purchaser Party or any of their assets.
Section 6.5Liability for Brokers’ Fees. Sellers (or their Affiliates) shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of any Purchaser Party or any of their Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.
Section 6.6Litigation. As of the Execution Date, there are no pending Proceedings, or to any Purchaser Party’s knowledge, threatened in writing before (or that would be before) any Governmental Body or arbitrator against any Purchaser Party or any Affiliate of any Purchaser Party which may impair such Purchaser Party’s ability to perform its obligations under this Agreement if such Proceedings are determined adversely.

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Section 6.7Financing. As of Closing, Purchaser Parties will have sufficient immediately available funds (through cash, available lines of credit or other sources of immediately available funds (in United States dollars)) to enable it to pay the Closing Payment to Sellers at the Closing and to pay any supplemental payment required under Section 9.4(b). Each Purchaser Party understands and acknowledges that under the terms of this Agreement, Purchaser’s obligation to consummate the transactions contemplated by this Agreement is not in any way contingent upon or otherwise subject to Purchaser’s or any of its Affiliates’ consummation of any financing arrangements, Purchaser’s or any of its Affiliates’ obtaining of any financing or the availability, grant, provision or extension of any financing to Purchaser or any of its Affiliates.
Section 6.8Independent Investigation. Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business. Purchaser acknowledges and affirms that (a) in making the decision to enter into this Agreement, it has completed and relied solely upon its own independent investigation, verification, analysis and evaluation of the Assets and the terms and provisions of this Agreement and the other Transaction Documents, (b) by the Closing, subject to the express terms and conditions of this Agreement and the other Transaction Documents, it will have made all such reviews and inspections of the Assets as it has deemed necessary or appropriate in making the decision to enter into this Agreement and consummate the transactions contemplated hereby, and (c) except for the express representations, warranties, covenants and remedies provided in this Agreement, Purchaser is acquiring the Assets on an as-is, where-is basis with all faults, and has not relied upon any other representations, warranties, covenants or statements of Sellers in entering into this Agreement.
Section 6.9Bankruptcy. There are no bankruptcy, reorganization or receivership Proceedings pending against, being contemplated by, or, to any Purchaser Party’s knowledge, threatened against any Purchaser Party.
Section 6.10Qualification. Purchaser shall be, at the Closing, and thereafter shall continue to be, qualified under applicable Laws to own and assume operatorship of federal and state oil, gas and mineral leases in all jurisdictions where the Assets to be transferred to it (or operated by it) are located to the extent such leases are included in the Assets, and the consummation of the transactions contemplated by this Agreement will not cause Purchaser to be disqualified as such an owner or operator.
Section 6.11Consents. Except for consents and approvals addressed by Section 3.5 that are triggered by the purchase and sale of the Assets, there are no consents, approvals or restrictions on assignment applicable to any Purchaser Party that such Purchaser Party is obligated to obtain or furnish in order to consummate the purchase and sale of Assets contemplated by this Agreement and perform and observe the covenants and obligations of any Purchaser Party hereunder.
Section 6.12Investment Intent. Each Purchaser Party is an “accredited investor,” as such term is defined in Regulation D of the Securities Act of 1933, as amended, and is acquiring the Assets for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations thereunder, any applicable state blue-sky Laws or any other applicable securities Laws.
Section 6.13Capitalization; Valid Issuance.
(a)As of the date hereof there were 30,938,332 common units of TXO outstanding.

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(b)All outstanding common units or other equity interests of TXO have been duly authorized and validly issued and are fully paid and nonassessable, and are not subject to any outstanding options, warrants, subscriptions, puts, calls or other rights, agreements, arrangements or commitments (preemptive, contingent or otherwise), except for agreements or obligations with respect to awards granted under TXO’s employee benefit, stock option, incentive and stock purchase plans (“TXO Employee Plans”) and as set forth in the SEC Reports. Except as set forth in the SEC Reports and except for awards granted or available for issuance under TXO Employee Plans, there are no outstanding and issued equity interests of TXO and no equity interests of TXO have been reserved for issuance upon exercise of outstanding options, warrants or other similar rights. Except as set forth in the Charter Documents of TXO or the SEC Reports and except for awards granted under TXO Employee Plans, there are (i) no outstanding obligations of TXO to repurchase, redeem or otherwise acquire any of the equity interests of TXO, (ii) no options, warrants, convertible securities, unit appreciation, phantom units, profit participation or other rights, agreements, arrangements or commitments of any character relating to the equity interests of TXO or obligating TXO to issue or sell any of its equity interests and (iii) no voting trusts or other voting or similar agreements or understandings with respect to the equity interests of TXO.
(c)The TXO Stock being issued hereunder, when issued and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid, and nonassessable, and will be free of any liens or restrictions on transfer other than under this Agreement, the Registration Rights Agreement, the Charter Documents of TXO and under applicable state and federal securities Laws.
(d)Morning Star is a wholly-owned subsidiary of TXO and TXO owns, directly or indirectly, 100% of the equity interests in Morning Star free and clear of all liens other than transfer restrictions imposed by federal and state securities Laws.
Section 6.14SEC Reports; Financial Statements. TXO has timely filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, supplements and amendments thereto) required to be filed by it with the SEC, since January 1, 2024 (collectively, with any amendments thereto, the “SEC Reports”), including any audited or unaudited financial statements and any notes thereto or schedules included therein (the “TXO Financial Statements”), each of which, as finally amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, each as in effect on the date so filed. None of the SEC Reports contained, when filed as finally amended prior to the date hereof, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the SEC Reports. The TXO Financial Statements, together with the related notes and schedules thereto, have been prepared in conformity with GAAP applied on a consistent basis and fairly present, in all material respects, the financial position and the assets and liabilities and the results of operations of TXO as of the respective dates thereof or for the respective periods set forth therein; provided, however, that the unaudited financial statements of TXO are subject in all respects to year-end adjustments and do not contain all footnotes and schedules required in audited financial statements, none of which, individually or in the aggregate, are material.
Section 6.15NYSE Listing. The TXO Stock is listed on the New York Stock Exchange, and TXO has not received any notice of delisting. No judgment, order, ruling, decree, injunction, or award of

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any securities commission or similar securities regulatory authority or any other Governmental Body, or of the New York Stock Exchange, preventing or suspending trading in any securities of TXO has been issued, and no proceedings for such purpose are, to the knowledge of TXO, pending, contemplated or threatened. The issuance of the Stock Consideration will not require shareholder or equityholder approval of TXO or any of its Affiliates under the rules of the New York Stock Exchange or the Charter Documents of TXO or any of its Affiliates or applicable Law.
Section 6.16Absence of Changes. Except as contemplated by this Agreement, since March 31, 2024, through the Execution Date, there has not been any change, event, occurrence, effect, circumstance, development or condition, actual or threatened, that would reasonably be expected, individually or in the aggregate, to have a TXO Material Adverse Effect.
Section 6.17Securities Laws. Assuming Sellers’ representations contained in this Agreement and the representations of any additional holders of the Stock Consideration contained in certificates delivered pursuant to Section 9.2(n) are true and correct, the offer and sale of the TXO Stock (a) is and will be exempt from the registration and prospectus delivery requirements of the Securities Act, (b) have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws, and (c) are and will be accomplished in conformity with all other federal and applicable state securities Laws.
Section 6.18Form S-3. As of the Execution Date, TXO is eligible to register the resale of the TXO Stock comprising the Stock Consideration for resale by Sellers under Form S-3 promulgated under the Securities Act.
Section 6.19Disclosure Controls. TXO maintains an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by TXO in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to TXO’s management as appropriate to allow timely decisions regarding required disclosure. TXO and its management have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.
Section 6.20Accounting Controls. TXO maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that complies with the requirements of the Exchange Act and has been designed to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
Section 6.21Disclosure. The information in the SEC Reports regarding TXO and its business hereby is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

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Section 6.22No General Solicitation. The Stock Consideration has not been offered or sold by any form of general solicitation or general advertising.
Article 7
COVENANTS OF THE PARTIES
Section 7.1Access. Between the Execution Date and continuing until the Closing Date, in addition to Purchaser’s right of access under Section 4.1, Sellers will give Purchaser and its representatives reasonable access to Sellers’ respective offices and the Records in Sellers’ possession or control as requested by Purchaser, including the right to copy the Records at Purchaser’s expense, for the sole purpose of conducting an investigation of the Assets, but only to the extent that Sellers may do so without violating any applicable Law or obligations to any Third Party and to the extent that Sellers have authority to grant such access without breaching any legal or contractual restriction binding on Sellers or their Affiliates. Such access by Purchaser and its representatives shall be subject to applicable limitations in Section 4.1 and shall be limited to Sellers’ respective normal business hours, and any weekends and after hours requested by Purchaser that can be reasonably accommodated by Sellers, and Purchaser’s and its representatives’ investigation, testing and auditing shall be conducted in a manner that minimizes interference with the applicable Seller’s management of its business relating to the Assets or if applicable, operation of the Operated Assets. All information obtained by and access granted to Purchaser, the Environmental Consultant and their respective agents, employees and representatives under this Section 7.1 shall be subject to the terms of Section 7.6 and the terms of the Confidentiality Agreement.
Section 7.2Government Reviews. Each Party shall in a timely manner (a) make all required filings, if any, including filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with and prepare applications to and conduct negotiations with, each Governmental Body as to which such filings, applications or negotiations are necessary or appropriate for such Party to consummate the transactions contemplated hereby, and (b) provide such information as the other Party may reasonably request to make such filings, prepare such applications and conduct such negotiations. Each Party shall cooperate with and use all commercially reasonable efforts to assist the other with respect to such filings, applications and negotiations. Purchaser shall bear the cost of all filing or application fees payable to any Governmental Body with respect to the transactions contemplated by this Agreement.
Section 7.3Notification of Breaches. Until the Closing:
(a)Purchaser shall notify Seller Representative promptly after Purchaser obtains knowledge that any representation or warranty of Sellers contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Sellers prior to or on the Closing Date has not been so performed or observed in any material respect; and
(b)Seller Representative shall notify Purchaser promptly after Sellers obtain knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.
Section 7.4Operatorship. Purchaser acknowledges that Operator does not operate the Non-Operated Assets. Sellers agree that, as to the Operated Assets, Sellers shall resign as operator and vote, to

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the extent legally permissible under any applicable joint operating agreement, to permit Purchaser (or its designee) to succeed Sellers or their respective Affiliates as operator of such Assets effective as of the Closing Date. Sellers make no representation and do not warrant or guarantee that Purchaser (i) will be appointed operator for any Assets or (ii) has the ability to become operator for any Assets. To the extent applicable, Purchaser shall promptly, following Closing (or by Closing for those items subject to Section 12.5), file all appropriate or required forms, applications, permit transfers, declarations, guarantees, Asset Bonds or other financial support with federal and state agencies relative to its assumption of ownership of the Assets and if applicable, operatorship of the Operated Assets.
Section 7.5Operation of Business.
(a)Except (A) as expressly contemplated, authorized or required by the other provisions of this Agreement, (B) as set forth on Schedule 7.5 or for expenditures or operations set forth on Schedule 5.9, (C) for the renewal of expiring insurance coverage in the ordinary course of business, (D) the amendment, extension or modification of credit, Hedge, financing, security or similar agreements that are to be released from the Assets at the Closing, (E) for conducting or granting consent to operations that are necessary to prevent the permanent forfeiture or termination of any Property or Sellers’ rights to any Property (however derived) provided Sellers shall consult in good faith with Purchaser regarding any such operation promptly upon the occurrence of a production loss or similar event that Sellers believe threaten an interest in a Property, (F) for any reasonable actions taken (including cessation or reduction of operations in accordance with the terms of the Leases, provided that such cessation or reduction shall not cause the Leases to terminate) or any plans, policies or procedures adopted or implemented, in each case, in connection with the mitigation of risks associated with the COVID-19 outbreak or other pandemic or epidemic of disease, and (G) as otherwise consented to in writing by Purchaser, which consent shall not be unreasonably withheld or delayed, from the Execution Date until the Closing (or earlier termination of this Agreement), the applicable Seller will:
(i)if such Seller is the Operator, operate the Operated Assets in the ordinary course of business consistent with past practices;
(ii)with respect to the Non-Operated Assets, act and carry on its business with respect to the Assets, and manage the Assets, in a manner consistent in all material respects with its past practices as a non-operator;
(iii)not conduct, consent or elect to participate in to any single field operation, or series of related field operations, reasonably anticipated by Sellers to require future capital expenditures by the owner of the Assets in excess of Two Hundred Fifty Thousand Dollars ($250,000) (net to Sellers’ aggregate interests) or approve or commit to make any capital expenditures for any single field operation or series of related field operations related to the Assets in excess of Two Hundred Fifty Thousand Dollars ($250,000) (net to Sellers’ aggregate interests); provided, that if Purchaser does not consent to an operation necessary to prevent the forfeiture or termination of an Asset, Purchaser may not assert a Title Defect under Article 3 related to such forfeiture or termination;
(iv)not enter into, terminate, amend, execute or extend any Material Contracts affecting the Assets, including any Contract that, if entered into on or prior to

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the Execution Date, would be considered a Material Contract, or waive or release any material rights thereunder;
(v)maintain its current insurance coverage on the Assets, if any, presently furnished by unaffiliated Third Parties in the amounts and of the types presently in force;
(vi)not make any election (or fail to make an election, the result of which is) to go non-consent with respect to any of the Properties;
(vii)use commercially reasonable efforts to maintain all existing Governmental Authorizations necessary for such Seller’s ownership of the Assets as currently owned;
(viii)not relinquish any operating rights or other material rights under any Contract or voluntarily abandon any of the Assets other than as required pursuant to the terms of a Lease or applicable Law;
(ix)not grant any Preferential Right or consent with respect to any of the Assets;
(x)give written notice to Purchaser as soon as is reasonably practicable in advance of commencing drilling operations or shut-in/abandonment operations at any location on the Assets;
(xi)not consent to any of the Assets becoming subject to any Encumbrances that would impose any liability on Purchaser or the Assets after the Closing, other than Permitted Encumbrances;
(xii)not transfer, farmout, sell, hypothecate, encumber or otherwise dispose of any Assets except for sales and dispositions of Hydrocarbon production and surplus, damaged or obsolete Equipment made in the ordinary course of business consistent with recent past practices;
(xiii)not settle or compromise any Proceeding related to the Assets, other than settlements or compromises (A) of matters for which Sellers are liable under the terms of this Agreement or (B) that involve only the payment of monetary damages at Sellers’ cost or the performance of obligations solely by Sellers that do not adversely impair the ownership or operation of the Assets following Closing; and
(xiv)not commit to do any act prohibited by the foregoing clauses (i)-(xiii).
(b)Notwithstanding anything contained in this Agreement to the contrary, except for the items set forth on Exhibit D and for which Sellers receive an upward adjustment to the Purchase Price pursuant to Section 2.2(l), all proceeds received by Sellers prior to the Closing from the sale of surplus and inventoried Equipment shall be the property of Sellers, and there shall be no adjustment to the Purchase Price for the same. Purchaser’s approval of any action restricted by this Section 7.5 shall be considered granted within five (5) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Sellers’ written notice) of Sellers’ notice to Purchaser requesting such consent unless Purchaser notifies Sellers to the contrary during that period. Notwithstanding the foregoing, in the event of an

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emergency or a serious risk to life, property, or the environment or in the event of an operation imminently required to comply with applicable Law, Sellers may take or consent to such action as a prudent operator, or non-operator, as the case may be, would take and without obtaining Purchaser’s prior consent; provided that, such Seller shall notify Purchaser of such action promptly thereafter. However, except for emergency action that must be taken in the face of serious risk to life, property, or the environment, each Seller has no obligation to undertake any actions with respect to the Assets that are not required in the course of the normal management of its business related to the Assets or if applicable, operation of the Assets, consistent with recent past practices.
(c)Purchaser acknowledges that the Assets include fractional undivided interests in the Properties and Purchaser agrees that the acts or omissions of the other working interest owners, mineral interest owners, cotenants, partners or any operator who is not a Seller or an Affiliate of any Sellers shall not constitute a violation of the provisions of this Section 7.5 nor shall any action required by a vote or consent of working interest or mineral interest owners or partners constitute a violation of this Section 7.5 so long as each Seller has voted or consented its interests included in the Assets in a manner consistent with the provisions of this Section 7.5 and has not proposed an action that would be in violation of this Section 7.5. Notwithstanding anything to the contrary in this Agreement, each Seller is authorized to make any election it determines in its sole discretion with respect to any proposals made where Purchaser is the operator of a Non-Operated Asset and Purchaser’s consent shall not be required with respect to such proposals.
Section 7.6Indemnity Regarding Access. Purchaser, on behalf of itself and the Purchaser Indemnitees and the Environmental Consultant, hereby releases and agrees to indemnify, defend and hold harmless all Seller Indemnitees and the other owners of interests in the Properties (including the Leases and Wells described on Exhibit A-1 or Exhibit B) from and against any and all Damages, including claims, liabilities, losses, costs and expenses attributable to personal injuries, death, or property damage, arising out of or relating to any and all access by the Purchaser Indemnitees or the Environmental Consultant to Sellers’ offices, the Assets or the Records (or other related information), or any related activities of the Purchaser Indemnitees prior to Closing, including the matters referenced in Section 4.1 and Section 7.1, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, GROSS OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PARTY; PROVIDED THAT SUCH INDEMNITY SHALL NOT APPLY TO (a) ANY CLAIMS AND DAMAGES CAUSED BY THE WILLFUL MISCONDUCT OF ANY INDEMNIFIED PARTY AND (b) DAMAGES ATTRIBUTABLE TO ANY PREVIOUSLY EXISTING CONDITION OF THE ASSETS MERELY UNCOVERED OR DISCOVERED AND NOT EXACERBATED BY PURCHASER INDEMNITEES OR ANY ENVIRONMENTAL CONSULTANT OF PURCHASER DURING THE COURSE OF ANY SUCH ACCESS TO OR INSPECTION OF THE ASSETS.
Section 7.7Other Preferential Rights. Prior to the Closing, should any Third Party bring any Proceeding seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce Preferential Rights, the Assets or portion thereof subject to such Proceeding shall be excluded from the Assets transferred at the Closing and the Purchase Price shall be reduced by the Allocated Value of such excluded Assets or portions thereof. Promptly after the Proceeding is dismissed or settled or a judgment is rendered in favor of Sellers, as applicable, Sellers shall sell to Purchaser, and Purchaser shall purchase from Sellers within thirty (30) days after receipt of notice from Sellers of such dismissal, settlement or judgment, all such Assets or

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portions thereof not being sold to the Third Party for a purchase price equal to the Allocated Value of such Assets or portions thereof, and the Parties shall thereafter account to each other under Section 2.2 and Section 2.3; provided, however, Sellers shall have no obligation of sale under this paragraph if the applicable dismissal, settlement or judgment does not occur before the Final Settlement Date. Purchaser acknowledges that Sellers desire to sell all of the Assets to Purchaser and would not have entered into this Agreement but for Purchaser’s agreement to purchase all of the Assets as herein provided. Accordingly, it is expressly understood and agreed that Sellers do not desire to sell any Property affected by a Preferential Right to Purchaser unless the sale of all of the Assets is consummated by the Closing Date in accordance with the terms of this Agreement. In furtherance of the foregoing, Sellers’ obligation hereunder to sell the Assets subject to a Preferential Right to Purchaser is expressly conditioned upon the consummation by the Closing Date of the sale of all of the Assets (other than Assets excluded pursuant to the other provisions of this Agreement) in accordance with the terms of this Agreement, either by conveyance to Purchaser or conveyance pursuant to an applicable Preferential Right; provided, that nothing herein is intended or shall operate to extend or apply any Preferential Right to any portion of the Assets which is not otherwise burdened thereby.
Section 7.8Tax Matters.
(a)Allocation of Asset Taxes.
(i)Sellers shall be allocated and bear all Asset Taxes attributable to the Assets with respect to (A) any Tax period ending prior to the Effective Time and (B) the portion of any Straddle Period ending immediately prior to the Effective Time, and Purchaser shall be allocated and bear all Asset Taxes attributable to the Assets with respect to (x) any Tax period beginning at or after the Effective Time and (y) the portion of any Straddle Period beginning at the Effective Time.
(ii)For purposes of determining the allocations described in this Section 7.8(a), (A) Asset Taxes that are attributable to the severance or production of Hydrocarbons shall be allocated to the period in which the severance or production giving rise to such Asset Taxes occurred, (B) Asset Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than such Asset Taxes described in clause (A) above or (C) below), shall be allocated to the period in which the transaction giving rise to such Asset Taxes occurred, and (C) Asset Taxes that are ad valorem, property or other Asset Taxes imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Time and the portion of such Straddle Period beginning at the Effective Time by prorating each such Asset Tax based on the number of days in the applicable Straddle Period that occur before the date on which the Effective Time occurs, on the one hand, and the number of days in such Straddle Period that occur on or after the date on which the Effective Time occurs, on the other hand. For purposes of clause (C) of the preceding sentence, (1) Asset Taxes assessed for a particular period shall be deemed “attributable” to such period notwithstanding that such assessment is based on Hydrocarbon production revenue or value for a prior Tax period; and (2) any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day between the portion of the Straddle Period ending immediately prior to the Effective Time and the portion of the Straddle Period beginning at the Effective Time. To the extent the actual amount of any Asset Taxes described in this Section 7.8(a) is not determinable at Closing or the Final Settlement Date, Purchaser and

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Sellers shall utilize the most recent information available in estimating the amount of such Asset Taxes for purposes of Section 2.2. Upon determination of the actual amount of such Asset Taxes, timely payments will be made from one Party to the other Party to the extent necessary to cause each Party to bear the amount of such Asset Taxes that is allocable to such Party under this Section 7.8(a). Any allocation of Asset Taxes between the Parties shall be in accordance with this Section 7.8(a).
(b)Payment of Taxes; Filing of Tax Returns. After the Closing Date, (i) Purchaser shall, subject to its indemnification rights under Section 11.2(b)(iv), be responsible for paying all Taxes with respect to the Assets that become due and payable after the Closing Date and shall file with the appropriate Governmental Body any and all Tax Returns required to be filed after the Closing Date with respect to such Taxes, (ii) Sellers shall submit each such Tax Return that relates to a Tax period ending on or before the Effective Time or that includes the Effective Time to Purchaser for their review and comment reasonably in advance of the due date therefor, and (iii) Sellers shall timely file any such Tax Return, incorporating any reasonable comments received from Purchaser prior to the due date therefor.
(c)Transfer Taxes. To the extent that any sales, purchase, transfer, stamp, documentary stamp, registration, use or similar taxes (“Transfer Taxes”) are payable by reason of the sale of the Assets under this Agreement, such Transfer Taxes shall be borne and timely paid by Purchaser. Sellers will determine, and Purchaser will cooperate with Sellers in determining the amount of any such Transfer Taxes, if any, that are due in connection with the transactions contemplated by this Agreement and, if required by applicable Law, Purchaser will pay any such Transfer Tax to Sellers and Sellers shall remit such Transfer Taxes to the appropriate Governmental Body and any such payment shall not be considered a reduction in the Purchase Price. Any Transfer Tax assessed at a future date against Sellers with respect to the transaction covered herein shall be paid by Purchaser or, if paid by Sellers, Purchaser shall promptly reimburse Sellers therefor; provided, Purchaser, at its own expense, shall have the right to challenge or contest the assessment of any such Transfer Tax.
(d)Tax Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other Proceeding with respect to Taxes relating to the Assets. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are relevant to any such Tax Return or audit, litigation or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Sellers and Purchaser agree to retain all books and records with respect to Tax matters pertinent to the Assets relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations of the respective Tax periods and to abide by all record retention agreements entered into with any Governmental Body.
(e)Exchange Provision. Each of Sellers and Purchaser shall have the right, prior to the Closing, to elect to effect a tax-deferred exchange under Section 1031 of the Code (a “Tax Deferred Exchange”) for the Assets. If a Party elects to effect a Tax Deferred Exchange, the other Party agrees to reasonably cooperate in completing such exchange, including executing escrow instructions, documents, agreements or instruments to effect the exchange; provided, however, that the other Party shall incur no additional costs, expenses, fees or liabilities as a result of or connected with the Tax Deferred Exchange. Each Party, as the case may be, may assign any

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of its rights and delegate performance of any of its duties under this Agreement in whole or in part to a Third Party in order to effect such an exchange; provided, however, that Sellers, on the one hand, and Purchaser, on the other hand, shall remain responsible to the other Party for the full and prompt performance of its respective delegated duties. The electing Party shall indemnify and hold the other Party and its Affiliates harmless from and against all claims, expenses (including reasonable attorneys’ fees), loss and liability resulting from its participation in any exchange undertaken pursuant to this Section 7.8(e) pursuant to the request of the electing Party.
Section 7.9Special Warranty of Title. The Conveyance shall contain a covenant of each Seller to warrant Defensible Title to its interests in the Wells after the Closing from and against the lawful claims of Third Parties arising by, through or under such Seller or its Affiliates, but not otherwise (the “Special Warranty”); provided, however, that Sellers’ aggregate liability to Purchaser in respect of such covenant for any Well shall not exceed the Allocated Value of such Well (except in the event the breach of the Special Warranty is a lien, Encumbrance or other charge burdening an Asset which is undisputed and liquidated in amount, in which case the aggregate liability shall not exceed the amount necessary to be paid to remove the lien, Encumbrance or other charge from the applicable Asset). Any claim for breach of the Special Warranty must be asserted in writing by Purchaser on or before the second anniversary date of the Closing Date, after which date no claim may be asserted for breach of the Special Warranty. For purposes of the Special Warranty, the value of the Wells shall be deemed to be the Allocated Values thereof, as adjusted in accordance with this Agreement. As a condition precedent to asserting any claim under the Special Warranty, Purchaser shall furnish Sellers a notice satisfying the requirements of Section 3.4(a) setting forth the matters which Purchaser intends to assert as a breach of the Special Warranty under the Conveyance. Seller shall have a reasonable opportunity, but not the obligation, for a period of 120 days following receipt of any such notice, to cure any breach of such Special Warranty asserted by Purchaser. Purchaser shall reasonably cooperate with any attempt by Sellers to cure same.
Section 7.10Suspended Proceeds. Sellers shall transfer and remit to Purchaser, in the form of an adjustment to the Purchase Price pursuant to Section 2.2(f), all monies representing the value or proceeds of production removed or sold from the Properties and held by Sellers at the time of the Closing for accounts from which payment has been suspended (such monies, net of applicable rights of set-off or recoupment, being hereinafter called “Suspended Proceeds”). After the Closing, Purchaser shall be solely responsible for the proper distribution of such Suspended Proceeds and any related interest to the Person or Persons which or who are entitled to receive payment of the same.
Section 7.11Further Assurances. After the Closing, Sellers and Purchaser agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any other Transaction Document delivered pursuant to this Agreement, including to assure fully that Purchaser has assumed the liabilities and obligations intended to be assumed by Purchaser pursuant to this Agreement and any other Transaction Document delivered pursuant to this Agreement.
Section 7.12Amendment to Schedules. Purchaser agrees that, with respect to the representations and warranties of Sellers contained in this Agreement, Sellers will have the continuing right until 8:00 A.M., prevailing central time on the Closing Date to provide Purchaser with amendments to the Schedules to Sellers’ representations and warranties contained in this Agreement. However, for all purposes of this Agreement, including for purposes of determining whether the conditions set forth in Section 8.2 have been fulfilled, the Schedules to Sellers’ representations and warranties contained in this Agreement shall be deemed to include only that information contained therein on the Execution Date.

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Notwithstanding the foregoing, if Purchaser elects to consummate the Closing, Purchaser shall be deemed to have waived any claims related to any matter that is contained in any such amendments to the Schedules pursuant to this Section 7.12 to the extent, and only to the extent, that such matter would have entitled Purchaser to terminate this Agreement at Closing due to a resulting failure of a condition set forth in Section 8.2.
Section 7.13Employment Matters.
(a)Schedule 7.13 sets forth a list of the job title and job location of those employees of Sellers or any Affiliate of a Seller to whom Purchaser or its Affiliate may, but shall not be obligated to, offer employment (each, an “Offered Employee”), with such offers to be made no later than ten (10) days prior to Closing and for employment to be effective as of 12:01 a.m. Central Time on the Closing Date (or with respect to any individual on such Schedule who is on a leave of absence on such date, effective as of 12:01 a.m. Central Time on such later date as such individual returns to work). The date an Offered Employee assumes employment with Purchaser or its Affiliate is referred to as his or her “Hire Date”.
(b)With respect to each Offered Employee, such offer shall be subject to the Closing having occurred and shall provide that Purchaser shall, or shall cause its Affiliate to:
(i)provide to each Offered Employee for a period of at least twelve (12) months after his or her Hire Date (A) a rate of base salary or wages, as applicable, and bonus opportunities that are no less favorable than those provided to such Offered Employee by the applicable Seller or its Affiliates immediately prior to the Closing Date (excluding any equity based compensation and, for the avoidance of doubt, any long term incentive compensation), and (B) other employee benefits that are substantially similar in the aggregate to the benefits provided by Purchaser or its applicable Affiliate to its similarly situated employees (in each case, disregarding benefits under any defined benefit pension, retiree welfare, non-qualified deferred compensation, retention bonus, or equity-based compensation plans, policies, or programs);
(ii)subject to the terms of the applicable employee benefit plans, bonus plans, agreements and other policies of Purchaser and its applicable Affiliates, use commercially reasonable efforts to credit each Offered Employee with his or her length of service with the applicable Seller and its Affiliates for all purposes (including vesting, eligibility and level of benefits) under all employee benefit plans, bonus plans or agreements, paid time off, vacation and sick leave policies, or other programs and policies (other than employee pension plans subject to Title IV of ERISA) maintained by Purchaser or any of its Affiliates and in which such Offered Employee may participate in or be covered under from and after the Closing Date, which such pre-Closing Date service credit shall also be taken into account for purposes of benefit computation under all vacation, paid time off, sick leave, severance and unemployment compensation plans or policies that may apply to such Offered Employee after his or her Hire Date; provided, however, that (A) the foregoing shall not apply to the 401(k) plan of Seller and its Affiliates, (B) any bonus to which the Offered Employee may be entitled will be prorated for the calendar year based on the Hire Date of the Offered Employee, (C) vacation for non-exempt employees with at least five (5) years of experience will be credited with a maximum of 120 hours of vacation with such credit prorated based on the Offered Employee’s Hire Date and will reset as of January 1, 2025, and (D) vacation for exempt

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employees with at least ten (10) years of experience will be credited with a maximum of 160 hours of vacation with such credit prorated based on the Offered Employee’s Hire Date and will reset as of January 1, 2025; and
(iii)use commercially reasonable efforts to cause to be waived any eligibility waiting periods and the application of any pre-existing condition limitations that may apply to the Transferred Employee under group health plan (including a “group health plan” as defined in Section 5000(b)(1) of the Code), subject to the terms of any such plan.
(c)With respect to each Offered Employee, if such employee receives and/or accepts an offer of employment by Purchaser or its Affiliates within twelve (12) months of the Closing Date, Purchaser shall, or shall cause its Affiliate to, promptly (and in any event within five (5) Business Days of such event) notify Seller Representative in writing of such receipt and/or acceptance of such offer.
(d)For the period commencing on the Closing Date or Termination Date, as applicable, and ending on the date that is twelve (12) months from the date thereof, Purchaser shall not, and shall cause its Affiliates to not, without the prior written consent of the applicable Seller, in any way directly or indirectly solicit induce, hire, retain or attempt to hire or retain for employment (x) if the Closing has occurred, any employee of such Seller or any Affiliate of such Seller who is not an Offered Employee or that is otherwise not hired by Purchaser or its Affiliate on or prior to the Closing Date (or with respect to any individual on Schedule 7.13 who has accepted employment with Purchaser or its Affiliate who is on a leave of absence on the Closing Date, such later date as such individual returns to work) or (y) if this Agreement is terminated in accordance with Article 10, any employee of such Seller or any Affiliate of such Seller; provided, however, that, in either case, the foregoing shall not prevent Purchaser from employing any such Person who contacts Purchaser on his or her own initiative without any direct or indirect solicitation by or encouragement from Purchaser or who responds to any public advertising for employment without any other direct or indirect solicitation.
(e)The provisions of this Section 7.13 are solely for the benefit of the Parties and nothing in this Agreement, express or implied, shall confer upon any employee, Offered Employee or any legal representative or beneficiary thereof any rights or remedies, including any right to employment, or continued employment for any specified period, of any nature or kind whatsoever. Nothing in this Section 7.13, express or implied, shall be deemed an amendment of any employee benefit plan, bonus plan or arrangement, equity or equity-based compensation plan or arrangement, or any other employee benefit plan, agreement, arrangement, program, practice or understanding that is sponsored maintained, provided or contributed to by a Seller or any of its Affiliates for the benefit of any Offered Employee.
Section 7.14Affiliate Interests. In the event that EMEP Parent and EMEP Operating own any right, title or interest in any of the Assets, then, in each case, Sellers will cause such Affiliate to transfer all of such Affiliate’s right, title and interest in and to such Assets to Purchaser at Closing pursuant to an assignment, bill of sale and conveyance substantially similar to the Conveyance (applied mutatis mutandis to such Affiliate) (collectively, the “Affiliate Conveyances”).
Section 7.15Financial Information.

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(a)On or prior to the signing of this Agreement, EMEP will provide to Purchaser with the following:
(i)the audited consolidated balance sheet of the acquired assets as of December 31, 2023 and December 31, 2022, and related consolidated statements of operations, stockholders’ equity and cash flows, together with all related notes thereto and accompanied by reports thereon of the Audit Firm (as defined below), in each case, in accordance with GAAP consistently applied (the “Audited Financial Statements”);
(ii)unaudited consolidated balance sheets of Seller as of June 30, 2023 and the related statements of operations and cash flows for the six (6) month periods then ended, in each case, in accordance with GAAP consistently applied, with the balance sheets being compared against the prior period’s year-end figures (e.g., December 31, 2022) and the equity statements, income statements and cash flows being compared against the figures from the same six-month period in the period year (e.g., June 30, 2022) (the “Six Month Interim Financials”).
(b)From and after the date hereof, Seller shall use:
(i)commercially reasonable efforts to cause the external audit firm that audits the Audited Financial Statements (the “Audit Firm”) to cooperate with Purchaser and its Financial Representatives (including allowing the Financial Representatives access to the Audit Firm’s working papers) to cause the Audited Financial Statements to comply with Regulation S-X promulgated by the SEC (“Regulation S-X”) and other rules and regulations of the SEC with respect to reporting obligations of Purchaser and its Affiliates under the Exchange Act or any registration of securities under the Securities Act; provided, however, that, upon reasonable request by Purchaser, Seller shall use commercially reasonable efforts to provide or cause to be provided information not included in the Audited Financial Statements that may be necessary for the preparation by Purchaser of any pro forma financial information;
(ii)commercially reasonable efforts (A) to cooperate with Purchaser and its Representatives to cause the Six Month Interim Financial Statements to comply with Regulation S-X and other rules and regulations of the SEC with respect to reporting obligations of Purchaser and its Affiliates under the Exchange Act or any registration of securities under the Securities Act;
(iii)commercially reasonable efforts as soon as reasonably practicable after the Execution Date and in any event no later than ten (10) days after the Closing Date, to deliver the Six Month Interim Financials to Purchaser; and
(iv)commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Affiliates and their respective partners, members, shareholders, owners, officers, directors, managers, employees, agents and representatives, on a commercially reasonable basis to provide, in each case at Purchaser’s sole cost and expense, such assistance as is reasonably requested by Purchaser in connection with any arrangement, marketing, syndication and consummation of any financing that may be arranged by Purchaser to the extent reasonably deemed necessary or advisable by Purchaser to fund any portion of the

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Purchase Price (the “Financing”); provided that such requested assistance does not unreasonably interfere with operations of Seller or its Affiliates or its or their respective assets and that any information requested by Purchaser is reasonably available to Seller or any of its Affiliates or its or their Representatives.
(c)At Purchaser’s request, after the date of this Agreement for up to two (2) years after the Closing Date (the “Records Period”), Seller agrees to use commercially reasonable efforts to make available to Purchaser and its Affiliates and their Representatives any and all Records to the extent in Seller’s or its Affiliates’ possession or control and to which Seller and its Affiliates’ personnel have reasonable access, in each case as reasonably required by Purchaser, its Affiliates and their Representatives in order to prepare financial statements or reserve reports in connection with Purchaser’s or its Affiliates’ debt or equity securities offerings or filings, if any, that are required by the SEC, under securities Laws applicable to Purchaser and its Affiliates, or financial statements meeting the requirements of Regulation S-X under the Securities Act, in connection with the transactions contemplated by this Agreement (the “Purchaser Financial Statements”).
(d)During the Records Period, Seller shall use commercially reasonable efforts to cause its accountants, reserve engineers, counsel, agents and other Persons to cooperate with Purchaser and its Representatives in connection with the preparation by Purchaser of the Purchaser Financial Statements that are required to be included in any filing by Purchaser or its Affiliates with the SEC, including to use their commercially reasonable efforts to cause the Audit Firm or any external reserve engineering firm that prepares reserve reports to (i) provide its consent to be named as an expert in (A) any filings that may be made by Purchaser under the Securities Act or required by the SEC under securities laws applicable to Purchaser or any report required to be filed by Purchaser under the Exchange Act in connection with the transactions contemplated by this Agreement or in connection with the Financing or (B) any prospectus or offering memorandum or (ii) to provide customary “comfort letters” to any underwriter or initial purchaser in connection with any debt or equity securities offering during the Records Period. If reasonably requested, Seller shall use commercially reasonable efforts to execute and deliver, or shall use commercially reasonable efforts to cause its Affiliates to execute and deliver, to the Audit Firm such representation letters, in form and substance customary for representation letters provided to external audit firms by management of the company whose financial statements are the subject of an audit, as may be reasonably requested by the Audit Firm, with respect to the Purchaser Financial Statements, including, as requested, representations regarding internal accounting controls and disclosure controls.
(e) In no event shall Seller or any of its Affiliates or Representatives be required to bear any cost or expense or pay any fee (other than reasonable out-of-pocket costs and expenses for which they are promptly reimbursed or indemnified) in connection with any action taken pursuant to this Section 7.15(a) through (c); provided, however, the Parties agree that all costs and expenses associated with the preparation of the Six Month Interim Financials pursuant to Section 7.15(a)(ii) shall be borne by Seller. Purchaser shall be responsible for all other fees and expenses related to the actions contemplated by Section 7.15(a) through (c), including the compensation of any contractor or advisor of Seller or any of its Affiliates or Representatives. Accordingly, notwithstanding anything to the contrary herein, Purchaser shall promptly, upon written request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented compensation or other fees of any contractor or advisor of Seller or any of its Affiliates or Representatives) incurred in connection with the

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cooperation of Seller as contemplated by this Section 7.15. Further, Purchaser shall indemnify and hold harmless Seller and its Affiliates and Representatives from and against any and all losses or damages actually incurred or suffered by them in connection with the obligations of Seller and its Affiliates and Representatives under Section 7.15(a) through (c) (other than to the extent resulting from the fraud, gross negligence, bad faith or willful misconduct of Seller or any of its Affiliates or Representatives).
Section 7.16Listing of Stock Consideration. At the Closing, TXO shall issue the Stock Consideration in accordance with all applicable securities Laws and the rules and policies of the New York Stock Exchange. Without limiting the generality of the foregoing, TXO shall complete all such filings with the New York Stock Exchange and otherwise take all such actions as may be reasonably necessary for the Stock Consideration to be accepted by the New York Stock Exchange for issuance and approved for listing thereon from and after the time of Closing, subject to official notice of issuance. If TXO applies to have the TXO Stock or other securities traded on any principal stock exchange or market other than the New York Stock Exchange, it shall include in such application the Stock Consideration and will take such other action as is necessary to cause such Stock Consideration to be so listed.
Section 7.17Conduct of Business of Purchaser and TXO. Except (A) as expressly contemplated by the other provisions of this Agreement, (B) as required by applicable Law, or (C) as consented to in writing by Seller, which consent shall not be unreasonably withheld, conditioned or delayed, until the Closing, Purchaser and TXO:
(a)shall operate in the ordinary course of business;
(b)shall not amend their Charter Documents;
(c)shall not liquidate, dissolve, recapitalize or otherwise wind up any Purchaser;
(d)except to the extent that an appropriate Make-Whole Adjustment has been mutually agreed by Sellers and TXO in writing, adopt a plan of complete or partial liquidation, dissolution, merger, exchange, consolidation, restructuring, recapitalization or other reorganization of Purchaser or TXO;
(e)except to the extent that an appropriate Make-Whole Adjustment has been mutually agreed by Sellers and TXO in writing, declare, set aside, make or pay any dividend or other distribution on any equity interests of TXO, whether payable in cash or other equity interests, property or otherwise, other than any regular cash distributions in the ordinary course of business consistent with past practice with customary record and payment dates or as required by applicable Laws or the Charter Documents of TXO;
(f)except to the extent that an appropriate Make-Whole Adjustment has been mutually agreed by Sellers and TXO in writing, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any equity interests of TXO; or
(g)shall not enter into an agreement or commitment with respect to any of the foregoing.
Section 7.18Securities Filings; Blue Sky Filings. TXO shall take such action (including the making of necessary filings) as it shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the TXO Stock for, sale at the Closing under U.S. securities laws and applicable

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securities “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of Sellers.
Article 8
CONDITIONS TO CLOSING
Section 8.1Conditions of Sellers to Closing. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject, at the option of Sellers, to the satisfaction on or prior to the Closing of each of the following conditions:
(a)Representations.
(i)The Fundamental Representations of Purchaser shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date).
(ii)The representations and warranties (other than the Fundamental Representations) of Purchaser set forth in Article 6 shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a material adverse effect on Purchaser or Purchaser’s ability to perform its obligations under this Agreement (provided, however, that to the extent such representation or warranty is qualified by its terms by material adverse effect or any other materiality qualifier, such qualification in its terms shall be inapplicable for purposes of this Section 8.1(a) and the material adverse effect qualification contained in this Section 8.1(a) shall apply in lieu thereof).
(b)Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date.
(c)Pending Litigation. No Proceeding by a Third Party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body or have resulted in an injunction, order or award that grants such relief.
(d)Deliveries. Purchaser shall have delivered to Sellers duly executed counterparts of the Conveyances and the other Transaction Documents and certificates to be delivered by Purchaser under Section 9.3.
(e)Title Defects and Environmental Defects. The sum (without duplication) of (i) all Title Defect Amounts with respect to Title Defects that would be paid into the Title Defect Escrow Account if the Closing occurs as provided for Section 3.4(c) and Section 3.4(h) (less any Title Benefit Amounts determined pursuant to Section 3.4(g)), plus (ii) all Environmental Defect Amounts with respect to Environmental Defects that would be paid into the Environmental Defect Escrow Account if the Closing occurs as provided for in Section 4.4(c), shall not exceed an amount equal to ten percent (10%) of the Purchase Price.

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(f)Payment. Purchaser shall be ready, willing and able to pay the Closing Payment.
(g)Listing of Stock Consideration. The Stock Consideration shall be approved for listing on the New York Stock Exchange, subject only to official notice of issuance.
(h)Registration Rights Agreement. The Parties will have entered into the Registration Rights Agreement.
Section 8.2Conditions of Purchaser to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to the Closing of each of the following conditions:
(a)Representations.
(i)The Fundamental Representations of Sellers shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date).
(ii)The representations and warranties of Sellers (other than the Fundamental Representations) set forth in Article 5 shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (provided, however, that to the extent such representation or warranty is qualified by its terms by Material Adverse Effect or other materiality qualifier, such qualification in its terms shall be inapplicable for purposes of this Section 8.2(a) and the Material Adverse Effect qualification contained in this Section 8.2(a) shall apply in lieu thereof).
(b)Performance. Sellers shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date.
(c)Pending Litigation. No Proceeding by a Third Party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body or have resulted in an injunction, order or award that grants such relief.
(d)Deliveries. Sellers shall be ready, willing and able to deliver to Purchaser duly executed counterparts of the Conveyances and the other material Transaction Documents and certificates to be delivered by Sellers under Section 9.2.
(e)Title Defects and Environmental Defects. The sum (without duplication) of (i) all Title Defect Amounts with respect to Title Defects that would be paid into the Title Defect Escrow Account if the Closing occurs as provided for Section 3.4(c) and Section 3.4(h) (less any Title Benefit Amounts determined pursuant to Section 3.4(g)), plus (ii) all Environmental Defect Amounts with respect to Environmental Defects that would be paid into the Environmental Defect Escrow Account if the Closing occurs as provided for in Section 4.4(c), shall not exceed an amount equal to ten percent (10%) of the Purchase Price.

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Article 9
CLOSING
Section 9.1Time and Place of Closing. The consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by Purchaser and Sellers, take place at the offices of O’Melveny & Myers LLP at 700 Louisiana St., Suite 2900, Houston, Texas 77002, at 10:00 A.M. local time, on (a) August 30, 2024 (the “Scheduled Closing Date”) or (b) if all conditions in Article 8 to be satisfied prior to Closing have not yet been satisfied or waived, as soon as thereafter as such conditions have been satisfied or waived (in each case, excluding any conditions that by their nature are to be satisfied at Closing, but subject to the fulfillment or waiver of such conditions), subject to the rights of the Parties under Article 10. The date on which the Closing occurs is herein referred to as the “Closing Date”.
Section 9.2Sellers’ Obligations at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, Sellers shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a)the Preliminary Settlement Statement, duly executed by Seller Representative;
(b)the Conveyance, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Sellers;
(c)the Field Office Surface Deed, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by the applicable Sellers party thereto;
(d)the Assignment and Assumption Agreement for the conveyance of the Field Office Lease, substantially in the form of Exhibit F-3, duly executed by the applicable Sellers (or their Affiliates) party thereto;
(e)letters-in-lieu of division or transfer orders covering the Assets that are mutually prepared by the Parties to reflect the transactions contemplated hereby, duly executed by Sellers;
(f)a certificate duly executed by an authorized officer of each Seller, dated as of Closing, certifying on behalf of such Seller in their capacity as officer that the conditions to Closing in Section 8.2(a) and Section 8.2(b) have been fulfilled and, if applicable, any exceptions to such conditions that have been waived by Purchaser;
(g)an Internal Revenue Service Form W-9 of each Seller (or, if a Seller is a disregarded entity for U.S. federal income Tax purposes, its regarded owner);
(h)(i) duly executed and acknowledged releases of any and all liens burdening the Assets that secure indebtedness for borrowed money by Sellers or any of their Affiliates, and (ii) if necessary, authorizations to file UCC-3 termination statement releases in all applicable jurisdictions to evidence the release of all such liens, in each case in form and substance reasonably acceptable to Purchaser;
(i)counterparts of all Affiliate Conveyances required pursuant to Section 7.14, duly executed by EMEP Parent and EMEP Operating, as applicable;

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(j)to the extent applicable, assignments, on appropriate forms required by any Governmental Bodies relating to the assignment of the Assets, duly executed by each Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;
(k)counterparts of all change of operator forms required by Governmental Bodies with respect to the Operated Assets, duly executed by the applicable Seller or their respective Affiliates, as applicable;
(l)joint written instructions to the Escrow Agent to release the Deposit to Sellers, together with any interest or income thereon;
(m)a counterpart of the Registration Rights Agreement in the form set forth as Exhibit H, duly executed by Sellers;
(n)investor representation letters, in form satisfactory to TXO, duly executed by all holders of the Stock Consideration; and
(o)all other documents and instruments reasonably requested by Purchaser from Sellers that are necessary to transfer the Assets to Purchaser and/or are required by other terms of this Agreement to be executed and/or delivered at Closing.
Section 9.3Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser shall deliver or cause to be delivered to Sellers, among other things, the following:
(a)a wire transfer of the Closing Payment in immediately available funds to the Persons and accounts designated by Sellers;
(b)a wire transfer of the Defect Escrow Amount (if any) to the Defect Escrow Account;
(c)the Preliminary Settlement Statement, duly executed by Purchaser;
(d)the Conveyance, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Purchaser;
(e)the Field Office Surface Deed, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Purchaser;
(f)the Assignment and Assumption Agreement for the conveyance of the Field Office Lease, substantially in the form of Exhibit F-3, duly executed by Purchaser;
(g)counterparts of all Affiliate Conveyances required pursuant to Section 7.14, duly executed by Purchaser;
(h)to the extent applicable, assignments, on appropriate forms required by any Governmental Bodies relating to the assignment of the Assets, duly executed by each Seller, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

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(i)copies of all Asset Bonds required to be obtained by Purchaser under Section 12.5 or other written evidence that Purchaser is not required under Section 12.5 to obtain such items;
(j)letters-in-lieu of division or transfer orders covering the Assets that are mutually prepared by the Parties to reflect the transactions contemplated hereby, duly executed by Purchaser;
(k)a certificate by an authorized officer of each Purchaser Party, dated as of Closing, certifying on behalf of such Purchaser in their capacity as officer that that the conditions to Closing in Section 8.1(a) and Section 8.1(b) have been fulfilled and, if applicable, any exceptions to such conditions that have been waived by Sellers;
(l)joint written instructions to the Escrow Agent to release the Deposit to Sellers, together with any interest or income thereon;
(m)evidence of issuance of the Stock Consideration to, at Sellers’ written direction, the designated Seller;
(n)a counterpart of the Registration Rights Agreement in the form set forth as Exhibit H, duly executed by TXO; and
(o)all other documents and instruments reasonably requested by a Seller from Purchaser that are necessary to transfer the Assets to Purchaser and/or which are required by other terms of this Agreement to be executed and/or delivered at Closing.
Section 9.4Closing Payment and Post-Closing Purchase Price Adjustments.
(a)Not later than five (5) days prior to the Closing Date, Sellers shall prepare and deliver to Purchaser, based upon the best information available to Sellers (including information provided by Purchaser for those Non-Operated Assets operated by Purchaser, if applicable, to the extent sufficient in Sellers’ discretion), a preliminary settlement statement (i) estimating the Adjusted Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 2.2, the Deposit and the Defect Escrow Amount (if any), (ii) the Persons, accounts and amounts of disbursements that Sellers designate and nominate to receive the Closing Payment, and (iii) the wiring instructions for all such payments and disbursements (the “Preliminary Settlement Statement”). In preparing the Preliminary Settlement Statement, to the extent available, actual numbers shall be used. If not available, Seller Representative shall use good faith estimates of the same, which estimates shall be adjusted to take into account actual amounts in connection with the final settlement statement described in Section 9.4(b). The estimate delivered in accordance with this Section 9.4(a) shall constitute the dollar amount to be paid by Purchaser to Sellers at the Closing (the “Closing Payment”). Until two (2) Business Days before the Closing Date, Purchaser may deliver to Seller Representative a written report containing all changes that Purchaser proposes to be made to the Preliminary Settlement Statement, if any, together with reasonable documentation to support such changes. The Preliminary Settlement Statement, as agreed upon by the Parties, will be used to adjust the Purchase Price at Closing; provided that if the Parties do not agree upon an adjustment set forth in the Preliminary Settlement Statement, then the amount of such adjustment used to adjust the Purchase Price at Closing shall be that amount set forth in the draft Preliminary Settlement Statement delivered by

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Sellers to Purchaser pursuant to this Section 9.4(a) (with any amendments or modifications thereto that were so agreed between the Parties).
(b)On or before the date that is one hundred and fifty (150) days following the Closing Date, Sellers shall prepare and deliver to Purchaser a draft final settlement statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible on actual credits, charges, receipts and other items before and after the Effective Time and taking into account all adjustments provided for in this Agreement. To the extent reasonably requested by Sellers at any time prior to such date, Purchaser shall promptly provide information, ledgers, tables in Purchaser’s possession or control and other accounting support for revenues, income and expenses required to calculate the Adjusted Purchase Price, with respect to Non-Operated Assets operated by Purchaser, including reasonable documentation to support any credit, charge, receipt or expense. Sellers shall, at Purchaser’s request, (i) with respect to Operator only and the Operated Assets, supply reasonable documentation available to Operator to support any credit, charge, receipt or other items and (ii) with respect to Non-Operated Assets, supply reasonable documentation in Sellers’ possession or control that was made available to Sellers as a non-operator to support any credit, charge, receipt or other item. As soon as reasonably practicable but not later than the thirtieth (30th) day following receipt of Sellers’ draft final settlement statement hereunder, Purchaser shall deliver to Sellers a written report containing any changes that Purchaser proposes to be made to such statement. Purchaser may not later contest or submit to the Independent Expert any amounts or adjustments that were not contested in Purchaser’s written report, which amounts or adjustments Purchaser will be deemed to have accepted. If Purchaser does not timely deliver such written report within such thirty (30) day period, Purchaser shall be deemed to agree with the adjustments set forth in Sellers’ statement. The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than one hundred and eighty (180) days after the Closing Date (such final statement, the “Final Settlement Statement”). In the event that the Parties cannot agree on the Adjusted Purchase Price within one hundred and eighty (180) days after the Closing Date, any Party may refer the specific disputed items to a nationally recognized independent accounting firm or consulting firm with relevant oil and gas accounting experience mutually acceptable to Purchaser and Sellers within thirty (30) days after the expiration of one hundred and eighty (180) day period (the “Independent Expert”). If the Parties are unable to agree upon an Independent Expert, then such Independent Expert shall be selected by any Federal District Court or State District Court Judge in Houston, Texas. The burden of proof in the determination of the Adjusted Purchase Price shall be upon Purchaser. The Independent Expert shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules (or any applicable successor rules) of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 9.4. The Independent Expert’s determination shall be made within thirty (30) days after submission of the matters in dispute and such determination shall be final and binding on the Parties, without right of appeal, except in the case of Fraud; provided, that disputes relating to any Title Defects or Environmental Defects (including adjustments or remedies to be provided on account thereof) shall be resolved in accordance with Section 3.4(h) and Section 4.4(c), respectively. In determining the proper amount of any adjustment to the Purchase Price, the Independent Expert shall not increase the Purchase Price more than the increase proposed by Sellers nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The Independent Expert shall act as an expert for the limited purpose of determining the specific disputed matters submitted by any Party and may not award damages or penalties to any Party with respect to any matter. Each Party shall each bear its own legal fees and other costs of presenting its case, and shall bear one-half (1/2) of

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the costs and expenses of the Independent Expert. Within ten (10) days after the date on which the Parties agree (or are deemed to agree) on the Final Settlement Statement or the Independent Expert finally determines the disputed matters, as applicable, (i) Purchaser shall pay to Sellers the amount by which the Adjusted Purchase Price exceeds the Closing Payment or (ii) Sellers shall pay to Purchaser the amount by which the Closing Payment exceeds the Adjusted Purchase Price, as applicable. The Final Settlement Statement that is agreed or determined shall be final and binding on the Parties for all purposes under Section 2.2, Section 2.3 and this Section 9.4, and no Party shall be entitled to any further adjustment to the Purchase Price, subject to Section 9.4(c).
(c)In the event that any Properties are subject to unresolved Title Defects or Environmental Defects as of the Final Settlement Date, or any unresolved accounting adjustments under Section 2.2 directly related thereto (which for the avoidance of doubt would be resolved by the Independent Expert in accordance with proceedings substantially similar to those provided under Section 9.4(b), mutatis mutandis, except as otherwise agreed), then within ten (10) Business Days after the binding resolution of each such matter pursuant to the terms of this Agreement (or all such matters if agreed by Purchaser and Sellers), Purchaser and Sellers shall further account and make payments to one another in a manner consistent with Section 2.2 to appropriately reflect the resolution of each such matter, taking into account the adjustments and payments previously made with or reflected in the Final Settlement Statement for the purpose of avoiding duplication.
(d)All payments made or to be made hereunder to Sellers shall be in cash by electronic transfer of immediately available funds to the account of Sellers pursuant to the wiring instructions reflected in Schedule 9.4(d) or as separately provided in writing. All payments made or to be made hereunder to Purchaser shall be in cash by electronic transfer of immediately available funds to a bank and account specified by Purchaser in writing to Sellers.
Article 10
TERMINATION
Section 10.1Termination. Subject to Section 10.2, this Agreement may be terminated: at any time prior to Closing by the mutual prior written consent of Sellers and Purchaser; by Sellers or Purchaser if Closing has not occurred on or before the date which is fifteen (15) Business Days following the Scheduled Closing Date (the “Termination Date”); by Purchaser if any condition set forth in Section 8.2 has not been satisfied or waived by Purchaser at Closing (except for those conditions that by their nature are satisfied at or in connection with the Closing and that would be capable of being satisfied at or in connection with the Closing); or by Sellers if any condition set forth in Section 8.1 has not been satisfied or waived by Sellers at Closing (except for those conditions that by their nature are satisfied at or in connection with the Closing and that would be capable of being satisfied at or in connection with the Closing); provided, however, that termination under subsections (b), (c) or (d) shall not be effective until the Party electing to terminate has delivered written notice to the other Party of its election to so terminate. Notwithstanding the foregoing, if a Party’s failure to perform or observe any of its covenants or obligations under this Agreement, or the inaccuracy of any of its representations, has been the cause of, or shall have resulted in, the failure of Closing to occur on or prior to the Termination Date because the conditions to the other Party’s obligation to perform at Closing in Article 8 have not been satisfied, the defaulting Party shall not be entitled to exercise any right of termination under this Section 10.1.
Section 10.2Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.1, except as set forth in this Section 10.2 or Section 10.3, this Agreement shall become void

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and of no further force or effect (except for the Confidentiality Agreement, the provisions of Sections 2.5, 4.1, 5.1, 6.8, 7.6, 10.2, 11.5, 11.7, 12.2, 12.3, 12.6 through 12.22, all definitions (including those on Appendix A) and other terms insofar as required for the interpretation or application of such referenced provisions, and all disclaimers herein, all of which shall survive such termination and continue in full force and effect in accordance with their respective terms) and the transactions contemplated hereby shall be abandoned without any further action or liability to any Party or its respective Indemnitees, and following such termination, Sellers shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.
Section 10.3Distribution of Deposit Upon Termination.
(a)If this Agreement is terminable by Sellers pursuant to Section 10.1(d) (or Section 10.1(b), provided Sellers had a contemporaneous right to terminate under Section 10.1(d)), Sellers have performed (or with respect to covenants to be performed at Closing, is ready, willing and able to perform) all of its agreements and covenants contained herein in all material respects which are to be performed or observed prior to or at the Closing, and any condition set forth in Section 8.1(a), Section 8.1(b), Section 8.1(d) or Section 8.1(f) has not been satisfied due to a breach or non-compliance by Purchaser with this Agreement prior to or at the Closing, then Sellers may terminate this Agreement and Sellers shall be entitled to the Deposit from the Escrow Agent (and the Parties shall within two Business Days of such termination instruct the Escrow Agent to release the Deposit to Sellers) as liquidated damages as Sellers’ sole and exclusive remedy for any breach or failure to perform by Purchaser under this Agreement, except for the indemnities provided in Section 7.6, and all other rights and remedies arising under this Agreement (except for the provisions that survive pursuant to Section 10.2, which shall remain in full force and effect) shall be expressly waived by Sellers. Sellers and Purchaser agree upon the Deposit as liquidated damages due to the difficulty and inconvenience of measuring actual damages and the uncertainty thereof, and Sellers and Purchaser agree that such amount would be a reasonable estimate of Sellers’ loss in the event of any such breach or failure to perform by Purchaser and does not constitute a penalty. Upon such termination, Sellers shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.
(b)If this Agreement is terminable by Purchaser pursuant to Section 10.1(c) (or Section 10.1(b), provided Purchaser had a contemporaneous right to terminate under Section 10.1(c)), Purchaser has performed (or with respect to covenants to be performed at Closing, is ready, willing and able to perform) all of its agreements and covenants contained herein in all material respects which are to be performed or observed prior to or at the Closing, and any condition set forth in Section 8.2(a), Section 8.2(b) or Section 8.2(d) has not been satisfied due to a breach or non-compliance by Sellers with this Agreement prior to or at the Closing, then:
(i)Purchaser may terminate this Agreement, in which case, the Parties shall jointly instruct the Escrow Agent to return the Deposit to Purchaser, as Purchaser’s sole and exclusive remedy for any breach or failure to perform by Sellers under this Agreement, and all other rights and remedies arising under this Agreement (except for the provisions that survive pursuant to Section 10.2, which shall remain in full force and effect) are hereby expressly waived by Purchaser, and Sellers shall be free immediately to

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enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement; or
(ii)in lieu of termination of this Agreement, Purchaser shall be entitled to specific performance of this Agreement, it being specifically agreed that monetary damages will not be sufficient to compensate Purchaser if Purchaser determines the same in its sole discretion. To seek specific performance and as a condition thereto, Purchaser must deliver the notice in writing to Sellers of Purchaser’s election to seek specific performance under this Section 10.3(b)(ii) within thirty (30) days counted from and after the Termination Date. If Purchaser elects to seek specific performance of this Agreement pursuant to this Section 10.3(b)(ii), the Deposit shall be held by the Escrow Agent, until a non-appealable final judgment or award on Purchaser’s claim for specific performance is rendered, at which time the Deposit shall be distributed as provided in the judgment or award resolving the specific performance claim (and the Parties shall jointly instruct the Escrow Agent as such) or shall be applied as provided in Section 2.5 of this Agreement. Sellers hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to specifically enforce the terms and provisions of this Agreement or to enforce compliance with, the covenants and agreements of Sellers under this Agreement. Purchaser shall not be required to provide any bond or other security in connection with seeking an injunction or injunctions to enforce specifically the terms and provisions of this Agreement. The Parties hereto further agree that (A) by seeking the remedies provided for in this paragraph, including by the institution of a court Proceeding, Purchaser shall not in any respect waive its right to seek any other form of relief that may be available to it under this Agreement (including those set forth in Section 10.2 and Section 10.3(b)(i)) in the event that the remedies provided for in this paragraph are not available or otherwise are not granted, and (B) nothing set forth in this paragraph shall require Purchaser to institute any Proceeding for (or limit Purchaser’s right to institute a Proceeding for) specific performance prior or as a condition to exercising any termination right under this Article 10, nor shall the commencement of any Proceeding pursuant to this paragraph restrict or limit Purchaser’s right to terminate this Agreement in accordance with this Article 10.
(c)If this Agreement terminates for reasons other than those set forth in Section 10.3(a) or Section 10.3(b), Seller Representative and Purchaser shall execute and deliver joint written instructions to the Escrow Agent to release the Deposit, together with all interest that has been earned thereon to Purchaser, free of any claims by Sellers to the Deposit, and the terms of Section 10.2 shall apply.
(d)The Party under this Agreement that is entitled to receive the Deposit shall also be entitled to simultaneously receive all interest, if any, that has accrued thereon by the terms of the account in which the Deposit has been held. If the Closing occurs, any interest that accrued on the Deposit shall be for Sellers’ account and shall not be credited against the Purchase Price.
Article 11
POST-CLOSING OBLIGATIONS; INDEMNIFICATION; LIMITATIONS; DISCLAIMERS AND WAIVERS
Section 11.1Receipts and Invoices.

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(a)Except as otherwise provided in this Agreement, any production of Hydrocarbons from or attributable to the Properties (and all products and proceeds attributable thereto) and any other income, proceeds, receipts and credits attributable to the Assets which are not reflected in the adjustments to the Purchase Price following the Final Settlement Date shall be treated as follows: (i) all production of Hydrocarbons from or attributable to the Properties (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Purchaser is entitled under Section 1.4 shall be the sole property and entitlement of Purchaser, and, to the extent received by Sellers, Sellers shall fully disclose, account for and remit the same to Purchaser within thirty (30) days of Sellers’ receipt of the same, and (ii) all production of Hydrocarbons from or attributable to the Properties (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Sellers are entitled under Section 1.4 shall be the sole property and entitlement of Sellers and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and remit the same to Sellers within thirty (30) days of Purchaser’s receipt of the same.
(b)If after the Final Settlement Date, Sellers pay or economically bear any invoices for Property Costs or other costs owed or assumed by Purchaser under this Agreement, then Sellers shall notify Purchaser of such payment together with the delivery of reasonable proof of payment (or that it was economically borne) and a reasonable description of such Property Costs or other costs, and, within twenty (20) Business Days following Purchaser’s receipt of such notice, Purchaser shall reimburse Sellers in cash for such payment or amount borne.
Section 11.2Assumption and Indemnification.
(a)Without limiting Purchaser’s rights to indemnity under this Article 11, Purchaser’s rights in the event of Fraud, Purchaser’s remedies pursuant to the Special Warranty or Purchaser’s remedies pursuant to Article 3 and Article 4, on and effective as of the Closing Date, Purchaser hereby assumes and hereby agrees to fulfill, observe, perform, pay and discharge (or cause to be fulfilled, observed, performed, paid or discharged) all of the obligations and liabilities of Sellers, known or unknown, with respect to the Properties and all Assets, and all in rem obligations burdening the Assets, regardless of whether such obligations or liabilities arose prior to, on or after the Effective Time, including (i) obligations to furnish makeup gas according to the terms of applicable gas sales, gathering or transportation contracts; (ii) gas balancing obligations and other obligations arising from Imbalances; (iii) obligations to pay Property Costs and other costs and expenses attributable to the ownership or operation of the Assets and to accommodate joint interest audits of same; (iv) obligations to pay working interests, royalties, overriding royalties and similar Burdens, and to pay the Suspended Proceeds or interest required to be accrued thereon; (v) obligations to plug, re-plug, remove, dispose or abandon and perform reclamation of wells, equipment, facilities, platforms and pipelines, to dismantle structures and clear sites, to perform, observe or discharge Environmental Liabilities, and to restore and/or remediate the Assets and Lands (including the surface and subsurface) in accordance with applicable agreements, Leases or Laws (including Environmental Laws), including as to expired lands or depths previously covered by any Property and whether or not any Lease has terminated in whole or in part; (vi) Asbestos and Related Liabilities; (vii) any obligations regarding the general method, manner or practice of calculating or making royalty payments (or payments for overriding royalties or similar burdens on production) with respect to the Properties; (viii) Taxes other than Sellers Taxes; (ix) continuing obligations and liabilities, if any, under any Contracts, Surface Rights or other similar agreements; (x) obligations in connection with defects or

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deficiencies in title; and (xi) the obligations applicable to or imposed on the applicable Seller as the lessee or a contractual party under the Leases, Surface Rights and Contracts, or as required by applicable Law (all of said obligations and liabilities, subject to the exclusions below, herein being referred to as the “Assumed Seller Obligations”), provided, however, that the Assumed Seller Obligations do not include and Purchaser does not assume any obligations or liabilities of Sellers to the extent, and only during the applicable survival period, that they are Seller Indemnity Obligations (after which time they shall be deemed included in the Assumed Seller Obligations).
(b)Except for Damages for which Sellers are required to indemnify Purchaser Indemnitees under Section 11.2(c) at the time an applicable Claim Notice is provided to Sellers in compliance with Section 11.3, from and after Closing, Purchaser shall indemnify, defend and hold harmless Seller Indemnitees from and against all Damages incurred or suffered by Seller Indemnitees caused by, arising out of or resulting from:
(i)the Assumed Seller Obligations;
(ii)Purchaser’s breach of any of Purchaser’s covenants or agreements herein that survive the Closing;
(iii)any breach asserted during the applicable survival period of any representation or warranty made by Purchaser contained in Article 6 of this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 9.3(k); or
(iv)any claims or actions asserted by Persons (including Governmental Bodies) with respect to (A) any condition affecting any Asset or Property that violates or requires remediation, notice, or other corrective action under Environmental Law, (B) any operations conducted on such Asset or Property that violate any Environmental Law or (C) any remediation, notice or other corrective action required for an Asset or Property under any Environmental Law regardless of whether known or unknown, or whether attributable to periods of time before, on or after the Effective Time;
EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT (BUT EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF SELLER INDEMNITEES OR ANY INDEMNIFIED PARTY.
(c)From and after Closing, Sellers shall indemnify, defend and hold harmless Purchaser Indemnitees against and from all Damages incurred or suffered by Purchaser Indemnitees to the extent caused by, arising out of or resulting from (the “Seller Indemnity Obligations”):
(i)any breach asserted during the applicable survival period of any of Sellers’ covenants or agreements herein that survive the Closing;
(ii)any breach asserted during the applicable survival period of any representation or warranty made by Sellers contained in Article 5 of this Agreement or in the certificate delivered by Sellers at Closing pursuant to Section 9.2(f);
(iii)Sellers Taxes;

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(iv)the Excluded Assets;
(v)any or all of the Special Matters; or
(vi)the Retained Litigation;
EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT (BUT EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF ANY PURCHASER INDEMNITEES OR ANY INDEMNIFIED PARTY.
(d)Notwithstanding anything to the contrary contained in this Agreement, except for the rights of the Parties under Article 10, Section 7.6 and the Special Warranty in the Conveyance (subject to Section 7.9) and for Fraud, this Section 11.2 contains the Parties’ exclusive remedy against each other with respect to breaches of this Agreement, including breaches of the representations and warranties contained in Articles 5 and 5.26, the covenants and agreements that survive the Closing pursuant to the terms of this Agreement and the affirmations of such representations, warranties, covenants and agreements contained in the certificates delivered by the Parties at Closing pursuant to Sections 9.2(f) or 9.3(k), as applicable, Sellers’ ownership or use of the Assets, the Assumed Seller Obligations and the condition, quality, status or nature of the Assets, it being acknowledged that the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification or other rights or claims of any nature whatsoever in respect thereof, all of which the Parties hereby waive. Except for the remedies contained in this Section 11.2 and for the rights of the Parties under Article 10, Section 7.6 and the Special Warranty in the Conveyance (subject to Section 7.9), from and after Closing, Purchaser (on behalf of itself, each of the other Purchaser Indemnitees and their respective insurers and successors in interest) releases, remises and forever discharges the Seller Indemnitees from any and all Damages whatsoever, in Law or in equity, known or unknown, which such Persons might now or subsequently may have, based on, relating to or arising out of this Agreement, Sellers’ ownership or use of the Assets, the Assumed Seller Obligations, or the condition, quality, status or nature of the Assets, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and under other Environmental Laws, breaches of statutory or implied warranties, nuisance or other tort actions, statutory rights and claims, rights to punitive damages and common law rights of contribution, rights under agreements or instruments or arising at Law or in equity between Sellers and any Persons who are Affiliates of Sellers, rights under bonds (including Asset Bonds) and rights from indemnitors or under insurance maintained by Sellers or Purchaser or any Person who is an Affiliate of Sellers or Purchaser, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT, BUT EXCLUDING THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), OF ANY RELEASED PERSON, provided, however, the foregoing releases, remises and discharges shall not apply to any existing contractual rights between (i) Purchaser or any of Purchaser’s Affiliates and (ii) Sellers or any of their Affiliates under contracts between them relating to the Assets, other than this Agreement and the Transaction Documents.
(e)“Damages”, for purposes of this Agreement, shall mean the amount of any actual liability, loss, cost, diminution in value, expense, claim, demand, notice of violation, investigation by any Governmental Body, administrative or other Proceeding, payment, charge, obligation, fine, penalty, deficiency, award or judgment incurred or suffered by any Indemnified Party

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arising out of or resulting from the applicable indemnified matter, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that no Purchaser Indemnitee shall be entitled to indemnification under this Section 11.2 for Damages that constitute (i) Damages that are waived or not recoverable under Section 12.17, (ii) Damages to the extent resulting from or increased by the actions or omissions of any Purchaser Indemnitee after the Effective Time, (iii) Damages that arise from, or are included within, a liability, loss, cost, expense or similar item for which Purchaser receives an adjustment to the Purchase Price under Section 2.2 or a remedy under Article 3 or Article 4, or (iv) Damages to the extent arising from any action or omission taken by Purchaser or its Affiliate (or either of its contractors, subcontractors or contract operators) prior to Closing in its conduct as operator, if applicable, of the affected or related Assets.
(f)Notwithstanding anything to the contrary contained in this Agreement, for purposes of calculating the amount of any Damages caused by, arising out of or resulting from any breach of any representation or warranty in Article 5 or Article 6, the representations and warranties shall, for purposes of this Article 11, be read without giving effect to any qualifiers as to materiality contained or incorporated directly or indirectly in such representation or warranty.
(g)Notwithstanding any other provision of this Agreement or any Transaction Document to the contrary, any claim for indemnity to which a Seller Indemnitee or Purchaser Indemnitee is entitled must be asserted by and through Sellers or Purchaser, as applicable.
(h)The amount of any Damages for which an Indemnified Party is entitled to indemnity under Article 11 shall be reduced by the amount of insurance proceeds realized by the Indemnified Party or its Affiliates with respect to such Damages (net of any collection costs and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Party or its Affiliates). Upon the request of the Indemnifying Party, the Indemnified Party shall provide the Indemnifying Party with information sufficient to allow the Indemnifying Party to calculate the amount of the indemnity payment in accordance with this Agreement. An Indemnified Party shall take all reasonable steps to mitigate damages in respect of any Damages for which it is seeking indemnification and shall use commercially reasonable efforts to avoid costs or expenses associated with such Damages and, if such costs and expenses cannot be avoided, to minimize the amount thereof.
(i)Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the same state of facts giving rise to such liability either constituting a breach of more than one representation, warranty, covenant, or agreement herein or covered by an obligation of indemnity hereunder. The indemnifications provided in this Agreement shall not be construed as a form of insurance. Purchaser and Sellers hereby waive for themselves and their respective successors and assigns, including any insurers, any rights to subrogation for Damages for which such Party is respectively liable or against which such Party indemnifies any other Person under this Agreement. If required by applicable insurance policies, each Party shall obtain a waiver of such subrogation from its insurers.
Section 11.3Indemnification Actions. All claims for indemnification under Section 11.2 shall be asserted and resolved as follows:

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(a)For purposes of this Article 11, the term “Indemnifying Party” when used in connection with particular Damages shall mean the Party having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Party” when used in connection with particular Damages means the Person or Persons having the right to be indemnified with respect to such Damages by another Party pursuant to this Article 11, subject to Section 11.2(f).
(b)To make a claim for indemnification under Article 11, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 11.3, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided, that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 11.3 shall not relieve the Indemnifying Party of its obligations under Section 11.2 except to the extent such failure prejudices the Indemnifying Party’s ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.
(c)In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have fourteen (14) Business Days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such fourteen (14) Business Day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party all costs of which shall be included as Damages in respect of such claim for indemnification. The failure to provide notice to the Indemnified Party shall be deemed to be a denial of liability, except as may be provided in a subsequent notice from the Indemnifying Party to the Indemnified Party.
(d)If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and all related Proceedings, including any compromise or settlement thereof, at its sole cost and expense. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the sole cost of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest, provided, however, that the Indemnified Party shall not be required to bring any counterclaim or cross-complaint against any Person. The Indemnified Party may participate in, but not control, at its sole cost without any right of reimbursement, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 11.3(d). Regardless of whether the Indemnified Party elects to participate in contesting a Third Party Claim subject to this Section 11.3(d) in accordance with the foregoing sentence, the Indemnifying Party at its sole cost and expense shall provide to the Indemnified Party the following information with respect to the Third Party Claim: all filings made by any party; all written communications exchanged between any parties to the extent available to the Indemnifying Party and not subject to a restriction on disclosure to the Indemnified Party or potential waiver of attorney-client privilege in favor of the Indemnifying

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Party or the Indemnified Party; and all orders, opinions, rulings or motions. The Indemnifying Party shall deliver the foregoing items to the Indemnified Party promptly after they become available to the Indemnifying Party. An Indemnifying Party shall not, without the written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include a written release of the Indemnified Party from all liability in respect of such Third Party Claim, or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party, in each case except for any settlement made by the Indemnifying Party in which the only consideration is the payment of money damages (or similar consideration) and/or obligations undertaken by the Indemnifying Party and which payment and/or undertaking would otherwise resolve all or a portion of the Third Party Claim and would not have an adverse effect on the subsequent ownership or operation of the Assets.
(e)If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle a Third Party Claim, then the Indemnified Party shall have the right to defend against such Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of such Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed payment or settlement, whether whole or partial, and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim or portion thereof and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed payment or settlement. If Indemnifying Party fails to respond and admit in writing its liability during such ten (10) day period, the Indemnifying Party will be deemed to have denied liability and not approved such proposed payment or settlement.
(f)In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to (i) cure or remedy the Damages complained of, (ii) admit its liability for such Damages or (iii) dispute the claim for such Damages. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured or remedied the Damages or that it disputes the claim for such Damages, the Indemnifying Party shall be deemed to have disputed the claim for such Damages.
(g)To the extent the provisions of this Section 11.3 are inconsistent with Section 7.8, Section 7.8 shall control.
Section 11.4Limitation on Actions.
(a)All representations and warranties of Sellers and Purchaser contained herein shall survive until the date that is eighteen (18) months counted from and after the Closing Date and expire thereafter; provided, however, that the representations and warranties of Sellers contained in Sections 5.2, 5.3, 5.4, 5.5(a), 5.6, 5.8 and 5.16, and the representations and warranties of Purchaser contained in Sections 6.1, 6.2, 6.3, 6.4(a), 6.5, and 6.9, (collectively, all such representations of Sellers and Purchaser, “Fundamental Representations”) shall survive until the expiration of the applicable statute of limitations period (provided that, the representations and

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warranties of Sellers contained in Section 5.8, shall survive until the expiration of the applicable statute of limitations period plus sixty (60) days). The covenants and other agreements of Sellers and Purchaser set forth in this Agreement to be performed on or before the Closing shall expire on the date that is the first anniversary of the Closing Date and expire thereafter and each other covenant and agreement of Sellers and Purchaser shall survive the Closing until fully performed in accordance with its terms and expire thereafter. The affirmations of representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Sections 9.2(f) and 9.3(k), as applicable, shall survive the Closing as to each representation, warranty covenant and agreement so affirmed for the same period of time that the specific representation, warranty, covenant or agreement survives the Closing pursuant to this Section 11.4, and shall expire thereafter. Representations, warranties, covenants and agreements shall terminate and be of no further force and effect after the respective date of their expiration, after which time no claim may be asserted thereunder by any Person; provided, that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration or termination date.
(b)The indemnities in Sections 11.2(b)(ii) and 11.2(b)(iii) with respect to a representation, warranty, covenant or agreement shall terminate as of the termination date of each such respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date. Purchaser’s indemnities in Sections 7.6, 11.2(b)(i) and 11.2(b)(iv) shall continue without time limit. Sellers’ indemnities in Section 11.2(c)(i) and Section 11.2(c)(ii) with respect to a representation, warranty, covenant or agreement shall terminate as of the termination date of each such respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date. Sellers’ indemnity in Section 11.2(c)(iii) and Section 11.2(c)(iv) shall continue until expiration of the applicable statutes of limitations. Sellers’ indemnity in Section 11.2(c)(v) as to Special Matters shall continue until the date that is the second anniversary of the Closing Date. Sellers’ indemnity in Section 11.2(c)(vi) as to the Retained Litigation shall continue without time limit.
(c)Notwithstanding anything to the contrary contained elsewhere in this Agreement, except for (i) claims for breaches of Sellers’ covenants to be performed after Closing, (ii) claims for breaches of the Special Warranty, (iii) claims based on a breach of Fundamental Representations or (iv) the adjustments to the Purchase Price under Section 2.2 and any payments in respect thereof:
(i)Sellers shall not be required to indemnify any Person under Section 11.2(c)(i) or Section 11.2(c)(ii) for any individual liability, loss, cost, expense, claim, award or judgment that does not exceed One Hundred Fifty Thousand Dollars ($150,000), and such individual Damages may not be applied towards the Indemnity Deductible;
(ii)Subject to Section 11.4(c)(i), Sellers shall not have any liability for indemnification under Section 11.2(c)(i) or Section 11.2(c)(ii) until and unless the aggregate amount of the liability for all Damages for which Claim Notices are timely delivered by Purchaser exceeds a deductible amount equal to three percent (3%) of the Purchase Price (the “Indemnity Deductible”), after which point Purchaser (or Purchaser

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Indemnitees) shall be entitled to claim Damages in excess of the Indemnity Deductible; and
(iii)Sellers shall not be required to indemnify Purchaser and Purchaser Indemnitees under Section 11.2(c)(i) or Section 11.2(c)(ii) for aggregate Damages in excess of ten percent (10%) of the Purchase Price.
(d)Notwithstanding anything to the contrary contained in this Agreement, in addition to the foregoing limitations, in no event shall Sellers’ aggregate liability to Purchaser and Purchaser Indemnitees under the Agreement at any time exceed the Purchase Price.
Section 11.5Recording. As soon as practicable after Closing, Purchaser shall record the Conveyances in the appropriate counties as well as the appropriate governmental agencies and provide Sellers with copies of all recorded or approved instruments.
Section 11.6Waiver of Trade Practices Acts.
(a)IT IS THE INTENTION OF THE PARTIES THAT PURCHASER’S RIGHTS AND REMEDIES WITH RESPECT TO THIS TRANSACTION AND WITH RESPECT TO ALL ACTS OR PRACTICES OF SELLERS, PAST, PRESENT OR FUTURE, IN CONNECTION WITH THIS TRANSACTION SHALL BE GOVERNED BY LEGAL PRINCIPLES OTHER THAN THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SUBCHAPTER E OF CHAPTER 17, SECTIONS 17.41 ET SEQ., OF THE TEXAS BUSINESS AND COMMERCE CODE, AS AMENDED (THE “DTPA”). AS SUCH, PURCHASER HEREBY WAIVES THE APPLICABILITY OF THE DTPA TO THIS TRANSACTION AND ANY AND ALL DUTIES, RIGHTS OR REMEDIES THAT MIGHT BE IMPOSED BY THE DTPA, WHETHER SUCH DUTIES, RIGHTS AND REMEDIES ARE APPLIED DIRECTLY BY THE DTPA ITSELF OR INDIRECTLY IN CONNECTION WITH OTHER STATUTES. PURCHASER ACKNOWLEDGES, REPRESENTS AND WARRANTS THAT IT IS PURCHASING THE GOODS AND/OR SERVICES COVERED BY THIS AGREEMENT FOR COMMERCIAL OR BUSINESS USE AND NOT FOR PERSONAL, FAMILY, AND HOUSEHOLD PURPOSES; THAT PURCHASER HAS ASSETS OF TWENTY-FIVE MILLION AND NO/100 DOLLARS ($25,000,000.00) OR MORE ACCORDING TO ITS MOST RECENT FINANCIAL STATEMENT PREPARED IN ACCORDANCE WITH GAAP; THAT PURCHASER HAS KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT ENABLE IT TO EVALUATE THE MERITS AND RISKS OF A TRANSACTION SUCH AS THIS; AND THAT PURCHASER IS NOT IN A SIGNIFICANTLY DISPARATE BARGAINING POSITION WITH SELLERS.
(b)PURCHASER EXPRESSLY RECOGNIZES THAT THE PRICE FOR WHICH SELLERS HAVE AGREED TO PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT HAS BEEN PREDICATED UPON THE INAPPLICABILITY OF THE DTPA AND THIS WAIVER OF THE DTPA. PURCHASER FURTHER RECOGNIZES THAT SELLERS, IN DETERMINING TO PROCEED WITH THE ENTERING INTO OF THIS AGREEMENT, HAS EXPRESSLY RELIED ON THIS WAIVER AND THE INAPPLICABILITY OF THE DTPA.

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Section 11.7Tax Treatment of Indemnification Payments. For all Tax purposes, the Parties agree to treat (and will cause each of their respective Affiliates to treat) any indemnification payment made under this Article 11 as an adjustment to the Purchase Price.
Section 11.8Limited Duties. AS OF THE EXECUTION DATE, ANY AND ALL DUTIES AND OBLIGATIONS WHICH EITHER PARTY MAY HAVE TO THE OTHER PARTY WITH RESPECT TO OR IN CONNECTION WITH THE ASSETS, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY ARE LIMITED TO THOSE IN THIS AGREEMENT AND THE TRANSACTION DOCUMENTS; PROVIDED, HOWEVER, THAT SUCH WAIVER SHALL NOT BE APPLICABLE TO ANY CONTRACTUAL RELATIONSHIP TO WHICH THE PARTIES MAY, FROM AND AFTER THE EXECUTION DATE, BE A PARTY AND THAT RELATE TO ANY OF THE ASSETS. THE PARTIES DO NOT INTEND (A) THAT THE DUTIES OR OBLIGATIONS OF EITHER PARTY, OR THE RIGHTS OF EITHER PARTY, WITH RESPECT TO THE TRANSACTIONS SPECIFICALLY CONTEMPLATED BY THIS AGREEMENT AND THE TRANSACTION DOCUMENTS SHALL BE EXPANDED BEYOND THE TERMS OF THIS AGREEMENT AND THE TRANSACTION DOCUMENTS ON THE BASIS OF ANY LEGAL OR EQUITABLE PRINCIPLE OR ON ANY OTHER BASIS WHATSOEVER, OR (B) THAT ANY EQUITABLE OR LEGAL PRINCIPLE OR ANY IMPLIED OBLIGATION OF GOOD FAITH OR FAIR DEALING OR ANY OTHER MATTER WITH RESPECT TO THE TRANSACTIONS SPECIFICALLY CONTEMPLATED BY THIS AGREEMENT AND THE TRANSACTION DOCUMENTS REQUIRES EITHER PARTY TO INCUR, SUFFER OR PERFORM ANY ACT, CONDITION OR OBLIGATION CONTRARY TO THE TERMS OF THIS AGREEMENT AND THAT IT WOULD BE UNFAIR, AND THAT THEY DO NOT INTEND, TO INCREASE ANY OF THE OBLIGATIONS OF ANY PARTY UNDER THIS AGREEMENT OR THE TRANSACTION DOCUMENTS WITH RESPECT TO THE TRANSACTIONS SPECIFICALLY CONTEMPLATED BY THIS AGREEMENT OR THE TRANSACTION DOCUMENTS ON THE BASIS OF ANY IMPLIED OBLIGATION OR OTHERWISE.
Section 11.9WEC Filings. Purchaser shall be responsible for making all necessary filings with EPA required for all WECs attributable to the Assets for calendar year 2024. Seller and its Affiliates shall cooperate with Purchaser, including but not limited to by promptly providing to Purchaser all data, information and records necessary to make or support such WEC filing and executing all forms and filings reasonably requested by Purchaser in connection therewith.
Article 12
MISCELLANEOUS
Section 12.1Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart signature page by facsimile, e-mail or electronic transmittal (PDF) is as effective as executing and delivering this Agreement in the presence of other Parties to this Agreement.
Section 12.2Notice. All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by facsimile, by e-mail or by registered or certified mail, postage prepaid, as follows:

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If to Seller Representative:    EMEP Acquisitions, LLC
1200 Smith Street, Suite 680
Houston, Texas 77002
    Attention: Kyle Dubiel
E-mail: (***)
    with a copy to (which shall not constitute notice):
    O’Melveny & Myers LLP
700 Louisiana St., Suite 2900
Houston, Texas 77002
Attention: Steven Torello
E-mail: (***)
If to Purchaser:    Morningstar Operating LLC
c/o TXO Partners, L.P.
    400 W 7th St
    Fort Worth, TX 76102
    Attention: Brent Clum
E-mail: (***)
    with a copy to (which shall not constitute notice):

    Morningstar Operating LLC
c/o TXO Partners, L.P.
    400 W 7th St
    Fort Worth, TX 76102

    Attention: Law Armstrong
E-mail: (***)
Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given (a) when physically delivered in person to the Party to which such notice is addressed, (b) when transmitted to the Party to which such notice is addressed by confirmed facsimile transmission or email transmission, or (c) at the time of receipt by the Party to which such notice is addressed. If the day on which a deadline expires or a notice is required to be delivered under this Agreement is not a Business Day, then the deadline expiration day or required notice delivery day shall be the immediately following Business Day.
Section 12.3Expenses. Except as otherwise provided in this Agreement, all expenses incurred by Sellers in connection with or related to the authorization, preparation or execution of this Agreement, the conveyances delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by Sellers, shall be borne solely and entirely by Sellers, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.
Section 12.4Change of Name. Unless otherwise authorized by Sellers in writing, as promptly as practicable, but in any case, within thirty (30) days after the Closing Date, Purchaser shall eliminate the name “Eagle Mountain Energy Partners”, “EMEP Acquisitions”, “EMEP Operating”,

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“VR4-Elm, LP” and “Vendera”, and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Sellers or any of their Affiliates.
Section 12.5Replacement of Asset Bonds. The Parties understand that none of the Asset Bonds are to be transferred to Purchaser. On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, the corresponding Asset Bonds as necessary to permit the cancellation or proportionate adjustment thereof, as applicable, and to consummate the transactions contemplated by this Agreement. Purchaser may also provide evidence that such new Asset Bonds are not necessary as a result of existing Asset Bonds that Purchaser has previously posted as long as such existing Asset Bonds are adequate to secure the release of or proportionately adjust, as applicable, those posted by Sellers and to consummate the transactions contemplated by this Agreement.
Section 12.6Governing Law and Venue. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of Texas without regard to principles of conflicts of Law that would direct the application of the Law of another jurisdiction; provided, however, that matters pertaining to the transfer, vesting and validity of title to the Properties and any burdens thereon shall be governed by the Laws of the state where the applicable Property is located without reference to the conflict of Laws principles thereof that would require the application of the Laws of another jurisdiction. The venue for any action brought under this Agreement shall be Harris County, Texas.
Section 12.7Jurisdiction; Waiver of Jury Trial. EACH PARTY CONSENTS TO PERSONAL JURISDICTION IN ANY ACTION BROUGHT IN THE STATE COURTS LOCATED IN HARRIS COUNTY, TEXAS WITH RESPECT TO ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT, AND EACH OF THE PARTIES AGREES THAT ANY ACTION INSTITUTED BY IT AGAINST THE OTHER WITH RESPECT TO ANY SUCH DISPUTE, CONTROVERSY OR CLAIM (EXCEPT TO THE EXTENT A DISPUTE, CONTROVERSY, OR CLAIM ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THE DETERMINATION OF A TITLE DEFECT, TITLE BENEFIT OR ENVIRONMENTAL DEFECT PURSUANT TO SECTION 3.4(H), OR SECTION 4.4(C), OR THE DETERMINATION OF PURCHASE PRICE ADJUSTMENTS PURSUANT TO SECTION 9.4(B) IS REFERRED TO AN EXPERT PURSUANT TO THOSE SECTIONS) WILL BE INSTITUTED EXCLUSIVELY IN THE STATE COURTS LOCATED IN HARRIS, COUNTY, TEXAS. THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. IN ADDITION, EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION IN THE RESPECTIVE JURISDICTIONS REFERENCED IN THIS SECTION 12.7.
Section 12.8Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
Section 12.9Amendment; Waivers. No amendment, modification or discharge of this Agreement, and no waiver under this Agreement, shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or

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waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. The waiver by either of the Parties of a breach of or a default under any of the provisions of this Agreement, or to exercise any right or privilege under this Agreement, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges under this Agreement.
Section 12.10Assignment. No Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any assignment or delegation made without such consent shall be void and of no effect; provided, however, that, notwithstanding the foregoing, Purchaser shall have the right to assign its rights hereunder (in whole or in part), including its right to acquire the Assets from Sellers at Closing, to any Affiliate of Purchaser, provided that such assignment shall not relieve Purchaser of any of its obligations and responsibilities hereunder and such Affiliate shall assume the obligations of Purchaser under the Transaction Documents as it pertains to the assigned Assets and Purchaser and such Affiliate of Purchaser shall be jointly and severally liable for all of such obligations. Subject to the foregoing, this Agreement shall inure to the benefit of, and be binding on and enforceable by and against, the Parties and their respective successors and permitted assigns. The obligations of Purchaser under this Agreement (including the assumption of the Assumed Seller Obligations in Section 11.2(a)), and the terms, conditions and covenants relating thereto, shall be a covenant running with the lands, and a burden upon Purchaser’s interest in the Assets and the interest of its permitted successors and assigns. Notwithstanding the foregoing, nothing in this Agreement shall prohibit a Party, or such Party’s successors and assigns, from selling or disposing of an interest in the Assets after the Closing to another Person, subject to the other terms of this Agreement and all applicable agreements, instruments, obligations, covenants and burdens binding on the Assets; provided, that such sale or disposition shall not relieve the selling or disposing Party of any condition, covenant or obligation under this Agreement or other Transaction Document and that such sale or disposition by Purchaser, its successors and assigns shall require the transferee to expressly assume the obligations set forth in this Agreement with respect to the transferred Assets, otherwise such assignment or transfer shall be null and void.
Section 12.11Entire Agreement. This Agreement and the other Transaction Documents to be executed hereunder and the Exhibits and Schedules attached hereto, together with the Confidentiality Agreement, constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties pertaining to the subject matter hereof. In the event of a conflict between the Confidentiality Agreement and this Agreement, the terms and provisions of this Agreement shall prevail.
Section 12.12No Third Party Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Sellers to any claims, cause of action, remedy or right of any kind, except the rights expressly provided to the Purchaser Indemnitees and the Seller Indemnitees.
Section 12.13Public Announcements; Confidentiality Agreement.
(a)The Parties acknowledge and agree that no press release or other public announcement, or public statement or comment in response to any inquiry, or other disclosure that is reasonably expected to result in a press release or public announcement, relating to the subject matter of this Agreement shall be issued or made by Sellers or Purchaser, or their respective Affiliates, without the prior written consent of the non-disclosing Party (such consent not to be unreasonably withheld, conditioned or delayed); provided that, the disclosing Party shall

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provide the non-disclosing Party with prior notice and a copy of such proposed press release and an opportunity to provide comments thereto and will consider any such comments in good faith; provided, further that, a press release or other public announcement, or public filing or public statement or comment in response to any inquiry, made without such joint approval shall not be in violation of this Section 12.13 if it is made in order for the disclosing Party or any of its Affiliates to comply with applicable Laws or stock exchange rules or regulations and provided (i) it is limited to those disclosures that are required to so comply, (ii) the disclosing Party provides the other Party with prior written notice of the disclosure and a reasonable opportunity to provide comments thereon, and (iii) such disclosing Party will consider any such comments in its reasonable, good faith discretion. Notwithstanding the foregoing, this Section 12.13 shall not restrict any Party from recording the Conveyances delivered at Closing, making disclosures reasonably required to enforce rights under this Agreement or perform the obligations of such Party under this Agreement or any Transaction Document, making disclosures that are required pursuant to Contracts, Leases or Surface Rights, or from complying with any recording, notice and filing requirements of Governmental Bodies that are applicable to or triggered by the transfer of any Assets.
(b)The Parties acknowledge and agree that the terms of the Confidentiality Agreement survive the delivery of this Agreement and all information relating to the subject matter of this Agreement, existence of this Agreement, Sellers or their Affiliates or any of their businesses remain subject to the terms of the Confidentiality Agreement, except for, subject to and following Closing, information directly pertaining to the Assets that is reasonably applicable to the ownership or operation of the Assets by Purchaser after Closing (for which, to the limited extent of such excluded information, the Confidentiality Agreement as of Closing shall be deemed expired, without limiting any liability of Purchaser for a breach of the Confidentiality Agreement committed prior to Closing and subject to acknowledgments and disclaimers that, by the terms of the Confidentiality Agreement, survive the expiration or termination thereof).
Section 12.14Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.
Section 12.15References. In this Agreement:
(a)the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;
(b)references to any agreement or contract are to that agreement or contract as amended, modified, or supplemented from time to time, except where the context otherwise requires;
(c)references to any Person includes his successors and permitted assigns;
(d)references to any Law are to that Law as amended, codified, replaced, or reenacted, in whole or in part, and in effect from time to time (unless the context requires otherwise), and to the regulations, if any, promulgated thereunder and reference to any section or

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other provision of any Law means, unless specifically provided otherwise, that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such section or other provision;
(e)references to any gender include a reference to all other genders;
(f)references to the singular include the plural, and vice versa;
(g)reference to any Article or Section means an Article or Section of this Agreement;
(h)reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;
(i)references to $ or Dollars means United States Dollars;
(j)the word “or” shall not be deemed to be exclusive unless the context indicates otherwise;
(k)unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and
(l)“include” and “including” mean include or including without limiting the generality of the description preceding such term.
Section 12.16Construction. Each of the Sellers and Purchaser has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions.
Section 12.17Limitation on Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NONE OF PURCHASER, SELLERS OR ANY OF THEIR RESPECTIVE AFFILIATES OR INDEMNITEES SHALL BE ENTITLED TO EITHER PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS, REVENUE OR PRODUCTION) IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND EACH OF PURCHASER AND SELLERS, FOR ITSELF AND ON BEHALF OF THEIR RESPECTIVE AFFILIATES AND INDEMNITEES, HEREBY EXPRESSLY WAIVES ANY RIGHT TO PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS, REVENUE OR PRODUCTION) IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT (a) TO THE EXTENT AN INDEMNIFIED PARTY IS REQUIRED TO PAY PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS, REVENUE OR PRODUCTION) TO A THIRD PARTY THAT IS NOT AN INDEMNIFIED PARTY AND (b) ANY PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF PROFITS, REVENUE OR PRODUCTION) RECOVERED BY A THIRD PARTY AGAINST A PERSON ENTITLED TO INDEMNIFICATION HEREUNDER SHALL BE INCLUDED IN THE DAMAGES RECOVERABLE UNDER SUCH INDEMNITY.

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Section 12.18No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any other Transaction Document, each Party, on behalf of its Affiliates and its and their representatives and Indemnitees, covenants, agrees and acknowledges that no Persons other than the other Party (and its successors or assignees, as applicable) have any obligation hereunder and that, none of such Party, its Affiliates or its or their representatives or Indemnitees have any right of recovery under this Agreement or any other Transaction Document against, and no personal liability under this Agreement or any Transaction Document shall attach to, any of the Party’s former, current or future equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates or agents, or any former, current or future equity holder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, each of the foregoing but not including such Party, a “Non-Recourse Party”), through the Party, its Affiliates, its or their representatives or Indemnitees or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of such Party, its Affiliates or its or their representatives or Indemnitees against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable Proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise. Each Non-Recourse Party is expressly intended as a third-party beneficiary of this Section 12.18. For clarity, the Parties acknowledge and agree that nothing in this Section 12.18 shall affect any obligations or liabilities of any Non-Recourse Party arising (a) under any agreement other than this Agreement and the other instruments and agreements contemplated hereby or (b) by reason of such Non-Recourse Party becoming a direct or indirect successor or assign of any Party.
Section 12.19Seller Representative. Each Seller hereby irrevocably designates EMEP (“Seller Representative”) as its authorized agent for the purposes of acting in the name and stead of such Seller for: (a) the giving and receiving of all notices, accepting services of process and making any elections or designations permitted or required under this Agreement; (b) the submission and handling of the Preliminary Settlement Statement; (c) the submission, receipt of notices under and enforcement of the Preliminary Settlement Statement or the Final Settlement Statement; (d) taking any action contemplated by this Agreement, amending this Agreement or waiving any rights under this Agreement; (e) receiving payments under or pursuant to this Agreement and disbursements thereof to any Seller, as contemplated by this Agreement, and setting aside portions of such payments reasonably determined by Seller Representative to be necessary or appropriate as a reserve to make payments required under this agreement or to fund out-of-pocket expenses (including the fees and expenses of counsel) incurred in connection with the performance of Seller Representative’s duties under this Agreement; and (f) all other administrative duties, notices and decision-making rights and responsibilities under this Agreement. Notices delivered to or from Seller Representative in accordance with this Section 12.19 and communications to or from Seller Representative shall constitute notice to or from Purchaser. Any decision, act, waiver, consent or instruction of Seller Representative shall constitute a decision of all Sellers and shall be final, binding and conclusive upon each Seller, and Purchaser may rely upon any such decision, act, waiver, consent or instruction. Each Seller hereby agrees that: (i) in all matters in which action by Seller Representative is required or permitted, Seller Representative is authorized to act on behalf of such Seller, notwithstanding any dispute or disagreement among Sellers, and Purchaser shall be entitled to rely on any and all action taken by Seller Representative under this Agreement without any liability to, or obligation to inquire of, any Seller; and (ii) the appointment of Seller Representative in coupled with an interest and shall be irrevocable by each Seller in any manner or for any reason.
Section 12.20Several Liability. Notwithstanding anything to the contrary in this Agreement, the Parties agree that each Seller shall be severally, but not jointly, liable (as to such Seller’s applicable

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quantum of direct or indirect interest in the Assets) for Sellers’ obligations and liabilities under this Agreement.
Section 12.21Time is of the Essence; Calculation of Time. Time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date that is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.
Section 12.22No Partnership. This Agreement shall not create and it is not the purpose or intention of the Parties to create any partnership, mining partnership, joint venture, general partnership or other partnership relationship and none shall be inferred.
[Signature Pages Follow]

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IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.
SELLERS:
EMEP ACQUISITIONS, LLC
By: s/ Eric Pregler
Name:    Eric Pregler
Title:    Chief Executive Officer
Signature Page to Purchase and Sale Agreement

SELLERS:
VR4-ELM, LP
By: Vendera Resources IV-GP-GP, LLC,
Its general partner
By: s/ A. Wood Brookshire
Name:    A. Wood Brookshire
Title:    Chief Executive Officer
Signature Page to Purchase and Sale Agreement

EMEP PARENT:
EAGLE MOUNTAIN ENERGY PARTNERS, LLC, solely for the limited purposes of Section 7.14
By: s/ Eric Pregler
Name:    Eric Pregler
Title:    Chief Executive Officer
EMEP OPERATING:
EMEP OPERATING, LLC, solely for the limited purposes of Section 7.14
By: s/ Eric Pregler
Name:    Eric Pregler
Title:    Chief Executive Officer
Signature Page to Purchase and Sale Agreement

PURCHASER:
MORNINGSTAR OPERATING LLC
By: s/ Brent W. Clum
Name:    Brent W. Clum
Title:    President of Business Operations and
Chief Financial Officer

TXO:
TXO PARTNERS, L.P., solely for the limited purposes of causing the issuance of the Stock Consideration, Section 2.4, Article 6, Section 7.16 and Section 7.17
By: s/ Brent W. Clum
Name:    Brent W. Clum
Title:    President of Business Operations and
    Chief Financial Officer

Signature Page to Purchase and Sale Agreement

DEFINITIONS
“Adjusted Purchase Price” has the meaning set forth in Section 2.1.
“AFE” means an authorization for expenditure issued in connection with a proposed operation affecting a Mineral Interest, Lease or Well.
“Affiliate Conveyances” has the meaning set forth in Section 7.14.
“Affiliates” with respect to any Person, means any Person that directly or indirectly controls, is controlled by or is under common control with such Person, provided, however, Pearl and any Affiliate or portfolio company controlled by Pearl or any of its Affiliates (other than Sellers and Affiliates controlled by a Seller) shall not be Affiliates of Sellers for all purposes of this Agreement except for purposes of the definition of Seller Indemnitees and Section 11.2(a). The concept of control, controlling or controlled as used in the aforesaid context means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise. No Person shall be deemed an Affiliate of any Person by reason of the exercise or existence of rights, interests or remedies under this Agreement.
“Agreement” has the meaning set forth in the first paragraph of this Agreement.
“Allocated Value” means for any Well the portion of the unadjusted Purchase Price allocated to such Well as set forth on Section 2.3.
“Allocation Schedule” has the meaning set forth in Section 2.4(c).
“Asbestos and Related Liabilities” means any and all Damages, obligations and responsibilities relating to or arising from, directly or indirectly, (a) the existence or alleged existence of any one or more of asbestos, NORM, polychlorinated biphenyls, chromium or lead-based paint at, on or within the Properties, including any contamination resulting therefrom, or (b) the physical condition of any surface or subsurface production equipment (including water or oil tanks, separators or other ancillary equipment), including wellbore integrity failures and all mechanical problems, except to the extent such equipment is causing or has caused any environmental pollution, contamination or degradation for which remediation or corrective action is required under Environmental Laws.
“Assessment” has the meaning set forth in Section 4.1.
“Asset Bonds” means all bonds, letters of credit, guarantees or similar instruments or obligations, if any, posted or promised by Sellers or Operator to Governmental Bodies, or to the extent securing Assumed Sellers Obligations, posted or promised by Sellers or Operator with other Third Parties, in each case relating to the ownership or operation of the Assets, including lease bonds, operator bonds and plugging and abandonment bonds.
“Asset Taxes” means ad valorem, property, excise, severance, production, sales, use, and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom, but excluding, for the avoidance of doubt, income, franchise and similar Taxes and Transfer Taxes.
“Asset Accounting Records” means, to the extent covering accounting periods occurring from and after the Effective Time only, or if reflecting costs, expenses or liquidated liabilities included in the
Appendix A

Assumed Sellers Obligations (and not, for avoidance of doubt, Seller Indemnity Obligations), (a) all production and accounting records reflecting current ownership decks, and joint interest billing and revenue decks and files, in each case directly related to the Assets, and (b) revenue and expense records used or held for use primarily in connection with the maintenance, ownership or operation of the Assets or the production and marketing of Hydrocarbons therefrom, insofar as such records are in existence and in the possession of Sellers or any of their Affiliates (and excluding records subject to clause (d) of Excluded Records), and in all cases in clauses (a) or (b), in the formats maintained by Sellers or any of their Affiliates in the ordinary course of business.
“Assets” has the meaning set forth in Section 1.2.
“Assumed Seller Obligations” has the meaning set forth in Section 11.2(a).
“Audited Financial Statements” has the meaning set forth in Section 7.15(a)(i).
“Audit Firm” has the meaning set forth in Section 7.15(b)(i).
“Burden” means royalties (including lessor’s royalty), overriding royalties, production payments, carried interests, net profits interests, reversionary interests, back-in interests and substantially similar burdens upon, measured by or payable out of the production of oil, gas or other Hydrocarbons.
“Business Day” means any day except Saturday or Sunday or any other day on which commercial banks located in Houston, Texas are authorized or required by Law to be closed for business.
“Cash Consideration” has the meaning set forth in Section 2.1(a).
“Casualty Loss” means any catastrophic destruction or non-superficial physical damage that (a) occurs after the Execution Date; (b) is not the result of normal wear and tear, mechanical failure, gradual structural deterioration of materials, equipment or infrastructure, wellbore downhole failure or depletion due to normal production or operations, including all of the following: (i) wellbore failures arising or occurring during drilling or completion, or reworking or re-completion or production operations, (ii) junked or lost holes or wellbores, (iii) sidetracking or deviating a well, and (iv) production profile or reservoir changes; and (c) is a result of accidental or unintended Acts of God, fire, explosion, blowout, catastrophic pipeline or gathering line failure, earthquake, windstorm, flood or drought or similar accidental or unintended casualty.
“Charter Documents” means, with respect to any Person, the certificate of incorporation, articles of incorporation or association, or certificate of formation and by-laws, the limited liability company agreement, or limited partnership agreement or other agreement or agreements that establish the legal personality of such Person, in each case as amended to date.
“Claim Notice” has the meaning set forth in Section 11.3(b).
“Closing” has the meaning set forth in Section 9.1.
“Closing Date” has the meaning set forth in Section 9.1.
“Closing Payment” has the meaning set forth in Section 9.4(a).
“Code” means the Internal Revenue Code of 1986, as amended.
Appendix A

“Compliance Period” has the meaning set forth in Section 5.10.
“Confidentiality Agreement” means the Confidentiality and Non-Disclosure Agreement between TXO and EMEP Parent dated April 19, 2024.
“Consent Requirement” has the meaning set forth in Section 3.5(a).
“Contracts” has the meaning set forth in Section 1.2(e).
“Contributed Undivided Interest” has the meaning set forth in Section 2.4(b).
“Conveyance” has the meaning set forth in Section 3.1.
“COPAS” has the meaning set forth in Section 1.4(c).
“Cure Notice” has the meaning set forth in Section 3.4(c).
“Cure Period” has the meaning set forth in Section 3.4(c).
“Customary Post-Closing Consents” has the meaning set forth in Section 3.3(g).
“Cut-Off Date” means the date that is the first anniversary of the Closing Date.
“Damages” has the meaning set forth in Section 11.2(e).
“Debt Commitment Letters” has the meaning set forth in Section 6.7.
“Defect Claim Date” has the meaning set forth in Section 3.4(a).
“Defect Escrow Account” means the Title Defect Escrow Account and the Environmental Defect Escrow Account.
“Defect Escrow Amount” means the Title Defect Escrow Amount and the Environmental Defect Escrow Amount.
“Defensible Title” has the meaning set forth in Section 3.2(a).
“Deposit” has the meaning set forth in Section 2.5.
“Development Wells” has the meaning set forth in Section 2.2(l).
“DTPA” has the meaning set forth in Section 11.6(a).
“Effective Time” has the meaning set forth in Section 1.4.
“EMEP” has the meaning set forth in the first paragraph of this Agreement.
“EMEP Parent” has the meaning set forth in the first paragraph of this Agreement.
“Employee Plan” means, whether written or unwritten, (a) any employee benefit plan (within the meaning of Section 3(3) of ERISA whether or not subject to ERISA), (b) any bonus, stock option, stock
Appendix A

purchase, restricted stock, equity, equity-based, incentive, profit-sharing, deferred compensation, medical, dental, vision, disability, life insurance, death benefit, post-employment welfare, pension, retirement, supplemental retirement, leave, paid-time-off, vacation or similar benefit plan, program, policy, contract, agreement or arrangement, that is maintained, contributed to or sponsored by any Seller or its Affiliates for the benefit of any Offered Employee, and (c) any employment, termination, loan, severance, change in control or other plan, program, policy, contract, agreement or arrangement, pursuant to which any Seller or its Affiliates currently has any liability or obligation with respect to any Offered Employee or any Offered Employee currently has any obligation with respect to Seller or its Affiliates.
“Encumbrance” means any lien, security interest, pledge, charge, mortgage, deed of trust or similar encumbrance.
“Environmental Arbitrator” has the meaning set forth in Section 4.4(c).
“Environmental Consultant” has the meaning set forth in Section 4.1.
“Environmental Defect” has the meaning set forth in Section 4.3.
“Environmental Defect Amount” has the meaning set forth in Section 4.3.
“Environmental Defect Deductible” has the meaning set forth in Section 4.4(d).
“Environmental Defect Escrow Account” means the sub-account established pursuant to the Escrow Agreement for purposes of holding the Environmental Defect Escrow Amount.
“Environmental Defect Escrow Amount” means the amount (if any) deposited in the Environmental Defect Escrow Account with the Escrow Agent pursuant to Section 4.4(c).
“Environmental Defect Notice” has the meaning set forth in Section 4.3.
“Environmental Laws” means, as the same have been amended as of the Effective Time, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq. the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; and all similar Laws as of the Effective Time of any Governmental Body having jurisdiction over the property in question addressing pollution or protection of the environment, the generation, use, handling, treatment, storage, disposal, transportation, cleanup, exposure to or release of Hazardous Materials and all regulations implementing the foregoing. Notwithstanding the foregoing, the phrase “violation of Environmental Laws” and words of similar import used herein shall not include good or desirable operating practices or standards that may be employed or adopted by other oil or gas well operators or recommended, but not required, by a Governmental Body, or practices or preparations for existing or future Laws that may be proposed, announced or published but with respect to which compliance is not required as of the Execution Date.
“Environmental Liabilities” means any and all environmental response costs (including costs of remediation, removal, cleanup, investigation or monitoring), Damages, natural resource damages, settlements, consulting fees, expenses, penalties, fines, orphan share, prejudgment and post-judgment
Appendix A

interest, court costs, attorneys’ fees, and other liabilities incurred or imposed (a) pursuant to any order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar act (including settlements) by any Governmental Body to the extent arising out of any violation of, or remedial obligation under, any Environmental Law which is attributable to the ownership or operation of the Assets or (b) pursuant to any claim or cause of action by a Governmental Body or other Person for personal injury, property damage, damage to natural resources, remediation or response costs to the extent arising out of any violation of, or any remediation obligation under, any Environmental Law to the extent attributable to the ownership or operation of the Assets prior to the Effective Time; provided, that Environmental Liabilities excludes any of the foregoing liabilities to the extent caused by or relating to (i) NORM, and (ii) Plugging and Abandonment Liabilities.
“Environmental Matters” means (i) Sellers’ representations and warranties in Section 5.7 and Section 5.19, (ii) the certificate of each Seller to be delivered pursuant to Section 9.2(f) as such certificates pertain to such representations and warranties and (iii) Sellers’ indemnities in Section 11.2(c)(ii) insofar as related to the items in clause (i) or (ii).
“EPA” has the meaning set forth in Section 1.4(d).
“Equipment” has the meaning set forth in Section 1.2(h).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included a Seller, or that is, or was at the relevant time, a member of the same “controlled group” as such Seller pursuant to Section 4001(a)(14) of ERISA.
“Escrow Account” means the account and any applicable sub-accounts established by the Escrow Agent to hold the Deposit and Defect Escrow Amount.
“Escrow Agent” means JPMorgan Chase, N.A.
“Escrow Agreement” means that certain Escrow Agreement, dated as of the Execution Date, by and among Purchaser, Seller Representative and the Escrow Agent.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
“Excluded Assets” has the meaning set forth in Section 1.3.
“Excluded Records” means the following (but which shall not include any books, records, documents, data, correspondence, files of any kind whatsoever related to the Emissions Records and the information required to be disclosed by Sellers pursuant to Section 7.15; provided, however, that Sellers shall be allowed to keep copies of any such books, records, documents, data, correspondence, files and information):
(a)all corporate, partnership, limited liability company, financial and legal records, and income, margin, franchise and similar tax records of Sellers, in each case that relates to Sellers’ business generally (whether or not relating to the Assets), and all accounting records other than Asset Accounting Records;
Appendix A

(b)all books, data, correspondence, records and files that relate to the Excluded Assets;
(c)copies of any other records retained by Sellers pursuant to Section 1.5;
(d)any books, records, Governmental Authorizations, documents, correspondence, data, software, logs, files, maps and accounting records to the extent disclosure or transfer, or a change of ownership, in connection with a sale of the Assets is restricted by a Consent Requirement or applicable Law and the necessary consents to transfer or disclose are not obtained pursuant to Section 3.5, or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person, or by applicable Law, and for which no consent to transfer or disclose has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable; provided, however, that Sellers shall use commercially reasonable efforts to obtain consents from the necessary Persons to waive such restrictions (provided further that Sellers shall not be required to make any payments or expend any funds in connection with the same);
(e)all legal files, records and correspondence of Sellers, all “virtual courthouses” of Sellers and Sellers’ exclusive use arrangements with title abstract facilities, all records and correspondence protected by or subject to attorney-client privilege, all engagements and similar letters and agreements with Sellers’ legal advisors (including internal counsel), all work product of Sellers’ legal counsel, and all data that cannot be disclosed to Purchaser as a result of confidentiality arrangements under agreements with Third Parties, but excluding in each case the Leases, Mineral Interests, Contracts, Surface Rights and title opinions (and any work product related thereto), it being agreed that Purchaser shall have no right to claim, own or waive any attorney-client or similar privilege in favor of Sellers or any of their Affiliates with respect to the ownership or operation of the Assets;
(f)(i) records and correspondence relating to the presentation, offer, negotiation or consummation of the sale of the Assets or any interest in the Properties, or to the preparation or negotiation of this Agreement (or any similar transaction agreement) or any Exhibit, Schedule or document to be delivered pursuant hereto, including marketing materials, research, pricing or valuation information, bidding materials and bids, and correspondence and transaction documents exchanged with Third Parties, and (ii) all agreements and engagements of Sellers or Sellers’ Affiliate with investment advisors, underwriters, brokers or consultants in connection with the foregoing;
(g)Sellers’ reserve studies, estimates and evaluations, estimates and valuations of assets or unliquidated liabilities, pilot studies, engineering, production, financial or economic studies, reports or forecasts, and any and all similar forward-looking economic, evaluative, or financial information relating to the Assets;
(h)all licensed or proprietary raw, processed or re-processed geological, geophysical or seismic data or interpreted data, including magnetic tapes, filed notes, seismic lines, analyses and similar data or information, and related data licensing agreements and seismic licenses; and
(i)all emails and electronic correspondence, except for correspondence with Third Parties in respect of the operation or ownership of the Assets from and after the Effective Time or any Assumed Seller Obligation that is not otherwise described in clauses (a)-(h) of this definition.
Appendix A

“Execution Date” has the meaning set forth in the first paragraph of this Agreement.
“Field Office Assets” has the meaning set forth in Section 1.2(g).
“Field Office Lease” means that certain Lease Agreement, dated as of December 15, 2022, by and between O’Bs LLC, as landlord, and Eagle Mountain Energy Partners, as tenant.
“Field Office Surface Deed” means a surface deed conveying the surface estate for the Owned Field Office to be delivered by Sellers to Purchaser and substantially in the form of Exhibit F-2.
“Final Settlement Date” has the meaning set forth in Section 3.5(a).
“Final Settlement Statement” has the meaning set forth in Section 9.4(b).
“Financing” has the meaning set forth in Section 7.15(b)(iv).
“FLSA” means the Fair Labor Standards Act of 1938, Title 29 of the United States Code, sections 201 et seq., as amended, and regulations adopted by the United States Department of Labor pursuant to FLSA.
“Fraud” means, with respect to any Seller, actual fraud in the inducement by such Seller that involves a knowing and intentional material misrepresentation with respect to the making of any representation or warranty set forth in Article 5 or confirmed in the certificate delivered by each Seller at Closing pursuant Section 9.2(f).
“Fundamental Representations” has the meaning set forth in Section 11.4(a).
“GAAP” means United States generally accepted accounting principles, as consistently applied by Sellers in accordance with its past practices, which are in effect as of the Execution Date.
“Governmental Authorizations” means all licenses, permits, registrations, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges by, or filings with, any Governmental Body relating to the ownership or operation of the Assets.
“Governmental Body” means any federal, state, local, municipal, tribal (including the Bureau of Indian Affairs) or other governments; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal, including but not limited to the Bureau of Land Management.
“Hazardous Materials” means any toxic or hazardous material or substances; solid wastes, including asbestos, polychlorinated biphenyls, per- and perfluoroalkyl substances, mercury, flammable or explosive materials; radioactive materials, including naturally occurring radioactive materials; and any other chemical, pollutant, contaminant, substance, or waste, including a petroleum or petroleum-derived substance or waste, that is regulated under, or for which standards of conduct or liability may be imposed pursuant to any Environmental Laws, including any substance that would require remediation, clean-up, or other action if spilled or released.
“Hedge” means any contract or agreement to which Sellers or any of their respective Affiliates is a party or by which any of the Assets are bound with respect to any swap, forward, future, put, call, floor,
Appendix A

cap, collar option or substantially similar financial derivative transaction, whether exchange traded, “over-the-counter” or otherwise, in each case involving or settled by reference to, one or more rates, currencies, commodities (including Hydrocarbon production and pricing), equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.
“Hire Date” has the meaning set forth in Section 7.13(a).
“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, including scrubber liquid inventory and ethane, propane, isobutene, nor-butane and gasoline inventories (excluding Tank Bottoms), and sulphur and other minerals extracted from or produced from the foregoing hydrocarbons.
“Imbalance” means (a) any Wellhead Imbalance or (b) any Pipeline Imbalance.
“Indemnified Party” has the meaning set forth in Section 11.3(a).
“Indemnifying Party” has the meaning set forth in Section 11.3(a).
“Indemnitee” means a Purchaser Indemnitee or a Seller Indemnitee, as applicable.
“Indemnity Deductible” has the meaning set forth in Section 11.4(c)(ii).
“Independent Expert” has the meaning set forth in Section 9.4(b).
“Individual Defect Threshold” has the meaning set forth in Section 3.4(i).
“Interest Reduction” has the meaning set forth in Section 3.3(a).
“Known Preferential Rights and Consents” has the meaning set forth in Section 3.5.
“Lands” has the meaning set forth in Section 1.2(a).
“Laws” means any and all applicable laws, statutes, rules, regulations, ordinances, orders, codes, decrees, writs, injunctions, judgments, or principles of common law that are promulgated, issued, or enacted by a Governmental Body.
“Leases” has the meaning set forth in Section 1.2(a).
“Lowest Cost Response” means the response required or allowed under Environmental Laws that cures, remediates, removes or remedies the applicable present condition alleged pursuant to an Environmental Defect Notice at the lowest cost (considered as a whole) sufficient to comply with Environmental Laws as of the Effective Time or bring the affected Assets into compliance with applicable Environmental Laws as of the Effective Time, as compared to any other response that is required or allowed under applicable Environmental Laws. The Lowest Cost Response may, if appropriate, (a) include non-permanent remedies (including mechanisms to contain or stabilize Hazardous Materials, including monitoring site conditions, natural attenuation, risk-based corrective action, institutional controls, or other appropriate restrictions on the industrial use of the property, caps, dikes, encapsulation, leachate collection systems, and the like) and (b) include taking no action, leaving the condition unaddressed, periodic monitoring or the recording of notices in lieu of remediation, if such responses are
Appendix A

allowed under applicable Environmental Laws; provided, that the Lowest Cost Response shall expressly exclude (i) the costs, fees and expenses of Purchaser’s and/or its Affiliates’ attorneys, (ii) costs, fees and expenses for matters that are ordinary costs of doing business regardless of the presence of an Environmental Defect (e.g., those costs that would ordinarily be incurred in the day-to-day operations of the Assets or in connection with permit renewal/amendment activities), and (iii) overhead and general and administrative costs of Purchaser or its Affiliates.
“Make-Whole Adjustment” means an appropriate adjustment to the Stock Consideration (as the case may be) to reflect fully and equitably the effect of any share split, reverse share split, share consolidation, share subdivision, share bonus issue, share dividend (including any dividend or similar distribution of securities convertible into TXO Stock), reorganization, recapitalization, reclassification or other similar event described in Section 7.17(d), Section 7.17(e), and Section 7.17(f), respectively, that occurs between the Execution Date and the Closing with respect to the TXO Stock, to the extent required in order to provide Seller with the same economic effect and value as contemplated by this Agreement prior to any such event; provided, however, that nothing set forth in this definition of Make-Whole Adjustment shall be construed to permit TXO to take any action with respect to its securities that is prohibited by the terms of this Agreement.
“Material Adverse Effect” means an event, occurrence or circumstance that, individually or in the aggregate, has resulted or would be reasonably likely to result in a material and adverse effect on (a) the ownership, operation or value of the Assets, as currently operated as of the Execution Date, or (b) the ability of Sellers to consummate the transactions contemplated hereby; in each case, which has an adverse impact on the value of the Assets (or would result in Damages incurred by Purchaser) in excess of an amount equal to fifteen percent (15%) of the unadjusted Purchase Price, provided, however, that the following shall not be deemed to constitute, create, or cause a Material Adverse Effect: any changes, circumstances or effects that (i) affect generally the oil and gas industry, such as fluctuations in the price of commodities, industry inputs, or Hydrocarbons; (ii) result from international, national, regional, state, or local economic, financial or political conditions; (iii) result from general developments or conditions in the oil and gas industry; (iv) result from changes in Laws (including regulatory or enforcement policy) applicable to Sellers or any of their Affiliates; (v) any effect resulting from any of the transactions contemplated by this Agreement and any public announcement thereof; (vi) result from the failure of a Governmental Body to act or omit to act pursuant to Law; (vii) result from Casualty Losses, Acts of God or natural disasters, including disease and virus, including COVID-19, other pandemics or epidemics or any related Laws, policies, recommendations or orders of Governmental Bodies promulgated in connection therewith or Sellers’ compliance with any such Laws, policies, recommendations or orders; (viii) result from an outbreak or escalation of hostilities (whether nationally or internationally), or the occurrence of any other calamity or crisis (whether nationally or internationally), including terrorist attacks; (ix) result from a condition that is cured, eliminated or no longer exists on or before Closing; (x) reclassification or recalculation of reserves in the ordinary course of business; (xi) failure to meet internal financial or quarterly projections or forecasts; (xii) declines in well performance due to natural causes; (xiii) the consequences of drilling and production operations (including but not limited to depletion, the watering out of any Wells, collapsed casing or sand infiltration of any Wells, sidetrack drilling operations on any Wells, or drilling results of any Well); or (xiv) any change in GAAP or in its interpretation by any applicable Governmental Body.
“Material Contracts” has the meaning set forth in Section 5.11(b).
“Mineral Interests” has the meaning set forth in Section 1.2(b).
Appendix A

“Morning Star” has the meaning set forth in first paragraph of this Agreement.
“Net Revenue Interest” has the meaning set forth in Section 3.2(a)(i).
“Non-Operated Assets” means all Assets other than the Operated Assets.
“NORM” means naturally occurring radioactive material.
“Offered Employee” has the meaning set forth in Section 7.13(a).
“Operated Assets” means Assets operated by Operator.
“Operator” has the meaning set forth in the first paragraph of this Agreement.
“Owned Field Office” has the meaning set forth in Section 1.2(g).
“Party” or “Parties” have the meanings set forth in the first paragraph of this Agreement.
“Pearl” means, collectively, Pearl Energy Investment Management, LLC, Pearl Energy Investment Management III, LLC and the respective funds managed by them including, without limitation Pearl Energy Investments, L.P., Pearl Energy Investments II, L.P., Pearl Energy Investments III, L.P., and their affiliated funds and investment vehicles.
“Permitted Encumbrances” has the meaning set forth in Section 3.3.
“Permitted Exceptions” has the meaning set forth in Section 5.14.
“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.
“Phase I” means a Phase I Environmental Site Assessment in accordance with the American Society for Testing and Materials (A.S.T.M.) Standard Practice Environmental Site Assessments: Phase I Environmental Site Assessment Process (Publication Designation: E1527-21), or any applicable successor publication or specifications.
“Phase II Request” has the meaning set forth in Section 4.1(b).
“Pipeline Imbalance” means the Plains Imbalance, as well as any other imbalance between the quantity of Hydrocarbons attributable to the Assets required to be delivered under any Contract or Law relating to the purchase and sale, gathering, transportation, storage, processing or marketing of such Hydrocarbons and the quantity of Hydrocarbons attributable to the Assets actually delivered pursuant to the relevant Contract or Law, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, treatment, storage or processing pipeline or facility.
“Plains Imbalance” means those Hydrocarbons delivered by Sellers but not sold, and to which Sellers (or Purchaser after the Closing) are ultimately entitled pursuant to the Trenton Pipeline Expansion and Crude Oil Commitment Agreement originally dated October 28th, 2004 and to which EMEP or its
Appendix A

Affiliate is party with Plains Pipeline, L.P. (or its successor in interest) (the “Plains Agreement”), as more specifically described on Schedule 5.13 as of the Effective Time.
“Plugging and Abandonment Liabilities” means all obligations and liabilities to plug, abandon, dismantle or decommission wells, facilities, platforms, structures and pipelines upon the end of their useful lives, and to conduct associated restoration or remediation of the Assets in accordance with applicable agreements, Leases or Laws, including obligations to plug or re-plug any and all oil, gas or condensate wells and wellbore(s) (whether producing, not producing or abandoned or plugged prior to or after the Effective Time), water source, water injection and other injection and disposal wells and systems located on the Lands, remove and dispose of all structures, equipment and facilities located on or allocable to the Properties or Lands, and restore the surface or subsurface thereof; provided, that the foregoing excludes the remediation of surface, air or subsurface contamination from Hazardous Materials that would constitute a violation of, or reporting obligation under, Environmental Laws.
“Preferential Rights” has the meaning set forth in Section 3.5(b).
“Preliminary Settlement Statement” has the meaning set forth in Section 9.4(a).
“Proceeding” means any suit, legal action, or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing or formal investigation.
“Properties” and “Property” have the meanings set forth in Section 1.2(d).
“Property Costs” has the meaning set forth in Section 1.4(d).
“Purchase Price” has the meaning set forth in Section 2.1.
“Purchased Undivided Interest” has the meaning set forth in Section 2.4(b).
“Purchaser” has the meaning set forth in the first paragraph of this Agreement.
“Purchaser Financial Statements” has the meaning set forth in Section 7.15(c).
“Purchaser Indemnitees” means Purchaser, its Affiliates, and the officers, directors, managers, members, stockholders, general or limited partners, employees, agents, representatives, advisors, subsidiaries, successors and assigns of Purchaser or its Affiliates.
“Records” has the meaning set forth in Section 1.2(q).
“Records Period” has the meaning set forth in Section 7.15(c).
“Registration Rights Agreement” means the Registration Rights Agreement to be entered into by the parties thereto at the Closing, substantially in the form attached hereto as Exhibit H.
“Regulation S-X” has the meaning set forth in Section 7.15(b)(i).
“Retained Litigation” means all Damages, if any, related to or arising out of the Proceedings set forth on Schedule 5.7 and the matters listed on and any and all Proceedings that may arise in connection with the matters set forth on Schedule 5.10.
Appendix A

“Sale Area” means the area set depicted on Exhibit SA.
“Scheduled Closing Date” has the meaning set forth in Section 9.1.
“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.
“SEC Reports” has the meaning set forth in Section 6.14.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Seller” and “Sellers” have the meanings set forth in the first paragraph of this Agreement.
“Seller Indemnitees” means Sellers, any of their Affiliates, and the officers, directors, managers, members, stockholders, general or limited partners, employees, agents, representatives, advisors, subsidiaries, successors and assigns of Sellers or any of their Affiliates.
“Seller Indemnity Obligations” has the meaning set forth in Section 11.2(c).
“Seller Representative” has the meaning set forth in Section 12.19.
“Sellers Taxes” means any (a) Asset Taxes allocated to Sellers under Section 7.8(a) (except to the extent (i) taken into account as an adjustment to the Purchase Price pursuant to Section 2.2 or Section 9.4(b) or (ii) paid by Sellers or any of their Affiliates to Purchaser pursuant to Section 7.8(a)), (b) income, franchise or similar Taxes of Sellers or any of their Affiliates, and (c) Taxes attributable to the Excluded Assets.
“Settlement Price” means (a) in the case of gaseous Hydrocarbons, $2.91/MMBtu and (b) in the case of liquid Hydrocarbons, $81.57/Barrel.
“Six Month Interim Financials” has the meaning set forth in Section 7.15(a)(ii).
“Special Matters” means all Damages, if any, related to or arising out of any of the following:
(a)any Third Party claims asserted against Sellers or Operator arising from the mispayment by Sellers or Operator, only insofar as Sellers or Operator are the payor under applicable Law, of royalties, overriding royalties or similar burdens on, payable out of or measured by the production of Hydrocarbons or the proceeds thereof, but in each case only to the extent relating to production from the Assets prior to the Effective Time;
(j)the employment relationship between Sellers (or their Affiliates) and any of its past, present, or future employees and employee-like individual contractors and any Employee Plan;
(k)any Third Party Claims arising from any personal injury, death or property damage to the extent related to the operation of the Assets by any Seller or any of their respective Affiliates and arising from events occurring prior to the Closing Date;
Appendix A

(l)the transportation or disposal of Hazardous Materials by any Seller, any of their respective Affiliates or any Third Party generated or otherwise produced from or attributable to any of the Assets in connection with the operation or use of the Assets by, or at the direction of, any Seller or any of their respective Affiliates prior to the Closing Date;
(m)any civil, administrative or criminal fines or penalties imposed or assessed by a Governmental Body as a result of Sellers’ ownership, operation or use of the Assets prior to the Closing Date (but excluding those related to Environmental Laws) and criminal sanctions, fines or penalties arising from any pre-Closing violation of Law (excluding Environmental Laws) by any Seller or any of their respective Affiliates with respect to the Assets; and
(n)any Third Party Claims arising from the gross negligence or willful misconduct of any Seller or any of their respective Affiliates with respect to the ownership or operation of the Assets prior to the Closing Date.
“Special Warranty” has the meaning set forth in Section 7.9.
“Stock Consideration” has the meaning set forth in Section 2.1(b).
“Straddle Period” means any Tax period beginning before and ending after the Effective Time.
“Surface Rights” has the meaning set forth in Section 1.2(f).
“Suspended Proceeds” has the meaning set forth in Section 7.10.
“Tank Bottoms” means non-merchantable substances at the bottom of a liquid Hydrocarbon storage tank that are below the bottom outlet and consist of water, sediment, oil sludge or any mixture thereof.
“Target Formation” means, with respect to any Well, the depth interval from which such Well is producing as of the Effective Time (or if not producing as of the Effective Time, the completed depth interval that would be produced if such Well was not shut-in).
“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer or withholding taxes or other governmental fees or charges imposed by any taxing authority, including any interest, penalties or additional amounts which may be imposed with respect thereto.
“Tax Deferred Exchange” has the meaning set forth in Section 7.8(e).
“Tax Returns” means any report, return, information statement, payee statement or other information, or any amendment thereof, required to be provided to any Governmental Body with respect to Taxes, including any return of an affiliated, combined or unitary group, and any and all work papers relating thereto.
“Termination Date” has the meaning set forth in Section 10.1.
“Third Party” means any Person other than a Party or an Affiliate of a Party.
Appendix A

“Third Party Claim” has the meaning set forth in Section 11.3(b).
“Title Arbitrator” has the meaning set forth in Section 3.4(h).
“Title Benefit” has the meaning set forth in Section 3.2(b).
“Title Benefit Amount” has the meaning set forth in Section 3.4(g).
“Title Benefit Notice” has the meaning set forth in Section 3.4(b)(ii).
“Title Benefit Property” has the meaning set forth in Section 3.4(b)(ii).
“Title Defect” has the meaning set forth in Section 3.2(c).
“Title Defect Amount” has the meaning set forth in Section 3.4(f).
“Title Defect Deductible” has the meaning set forth in Section 3.4(i).
“Title Defect Escrow Account” means the sub-account established pursuant to the Escrow Agreement for purposes of holding the Title Defect Escrow Amount.
“Title Defect Escrow Amount” means the amount (if any) deposited in the Title Defect Escrow Account with the Escrow Agent pursuant to Section 3.4(c) and Section 3.4(h).
“Title Defect Notice” has the meaning set forth in Section 3.4(a).
“Title Defect Property” has the meaning set forth in Section 3.4(a).
“Title Matters” means (i) Sellers’ representations and warranties set forth in Section 5.7, Section 5.17, Section 5.18, Section 5.19 and Section 5.23(a) and Sellers’ covenants set forth in Section 7.5(a)(xii), Section 7.5(a)(xiv) (solely as it pertains to Section 7.5(a)(xii)), and Section 7.9, (ii) the certificate of each Seller to be delivered pursuant to Section 9.2(f) as such certificates pertain to such representations and warranties and (iii) Sellers’ indemnity obligations in Section 11.2(c)(i) and Section 11.2(c)(ii) insofar as related to the items in clause (i) or (ii).
“Transaction Documents” means this Agreement, the Conveyance, the Registration Rights Agreement and each other document or instrument to be executed pursuant to or in connection with this Agreement.
“Transfer Taxes” has the meaning set forth in Section 7.8(c).
“TXO” has the meaning set forth in first paragraph of this Agreement.
“TXO Financial Statements” has the meaning set forth in Section 6.14.
“TXO LP Agreement” means that certain Seventh Amended and Restated Agreement of Limited Partnership of TXO Partners, L.P., dated as of January 31, 2023, as may be amended, supplemented or restated from time to time.
“TXO Material Adverse Effect” means a change, event, occurrence, effect, circumstance, development or condition that, individually or in the aggregate, has or is reasonably expected to result in a
Appendix A

material adverse effect on (a) the financial condition, business properties, or results of operations or prospects of TXO and its subsidiaries, taken as a whole or (b) on the ability of TXO to consummate the transactions contemplated by this Agreement or perform its obligations hereunder; provided, however, that the following shall not be deemed to constitute, create, or cause a TXO Material Adverse Effect: any changes, events, occurrences, effects, circumstances, developments or conditions that (i) affect generally the oil and gas industry, such as fluctuations in the price of commodities, industry inputs, or Hydrocarbons, (ii) result from international, national, regional, state, or local economic conditions, (iii) result from general developments or conditions in the oil and gas industry, (iv) result from changes in Laws (including regulatory or enforcement policy) generally applicable to the oil and gas industry, (e) result from Acts of God or natural disasters, (v) result from an outbreak or escalation of hostilities (whether nationally or internationally), or the occurrence of any other calamity or crisis (whether nationally or internationally), including terrorist attacks, (vi) any effect resulting from any of the transactions contemplated by this Agreement and any public announcement thereof, (vii) reclassification re recalculation of reserves in the ordinary course of business; (viii) failure to meet internal financial or quarterly projections or forecasts; (ix) declines in well performance due to natural causes; (x) the consequences of drilling and production operations; or (xi) any change in GAAP or in its interpretation by any applicable Governmental Body, or (xii) result from a condition that is cured or eliminated on or before Closing.
“TXO Stock” has the meaning set forth in Section 2.1(b).
“Units” has the meaning set forth in Section 1.2(d).
“Vehicle Assets” has the meaning set forth in Section 1.2(i).
“Vendera” has the meaning set forth in the first paragraph of this Agreement.
“Wellhead Imbalance” means any imbalance at the wellhead between the amount of Hydrocarbons produced from a Well and allocated to the interest of Sellers therein and the share of production from the relevant Well to which Sellers were entitled.
“Wells” has the meaning set forth in Section 1.2(c).
“WECs” has the meaning set forth in Section 1.4(d).
“Working Interest” has the meaning set forth in Section 3.2(a)(ii).

Appendix A